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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on April 13, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 2

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ranger Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	81-5449572 (IRS Employer Identification No.)

800 Gessner Street, Suite 1000
Houston, Texas 77024
(713) 935-8900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Darron M. Anderson
Ranger Energy Services, Inc.
800 Gessner, Suite 1000
Houston, Texas 77024
(713) 935-8900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	William J. Whelan, III Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐	Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.01 per share	$	$

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of Class A common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid in connection with the initial filing of the registration statement.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                          , 2017

             Shares

Ranger Energy Services, Inc.

Class A Common Stock

        We are selling                      shares of our Class A common stock and the selling shareholders identified in this prospectus are selling                       shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

        Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price for our Class A common stock will be between $             and $             per share. We have applied to list our Class A common stock on the NASDAQ Global Select Market ("NASDAQ") under the symbol "RNGR."

        The underwriters will have an option to purchase a maximum of                      additional shares of Class A common stock from us to cover any over-allotment of shares.

        We are an "emerging growth company" under federal securities laws and are subject to reduced public company disclosure standards. Please see "Risk Factors" and "Prospectus Summary—Emerging Growth Company Status."

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 22.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ranger Energy Services, Inc. (before expenses)(1)	Proceeds to the selling shareholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)
See "Underwriting" for information relating to underwriting compensation, including certain expenses of the underwriters to be reimbursed by the Company.

        Delivery of the shares of Class A common stock will be made on or about                           , 2017.

        Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse	Simmons & Company International Energy Specialists of Piper Jaffray

The date of this prospectus is                           , 2017.

        Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholders and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, liquidity position, financial condition, prospects or results of operations may have changed since the date of this prospectus.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

 Dealer Prospectus Delivery Obligation

        Until                        , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

 Presentation of Financial and Operating Data

        Unless otherwise indicated, the historical financial and operating information presented in this prospectus is that of Ranger Energy Services, LLC ("Ranger Services") and Torrent Energy Services, LLC ("Torrent Services") on a combined consolidated basis, and these entities on a combined consolidated basis are our predecessor for financial reporting purposes.

        Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published sources, including industry reports from Coras Oilfield Research ("Coras"), including "Workover Rig Study—Cyclical Downturn Meets A Structural Shift" and "Coras Oilfield Trends—Preparing for the upcoming frac season," Spears and Associates ("Spears"), including "Drilling and Production Outlook—December 2016," "Drilling and Production Outlook—March 2017," "Well Servicing: Market Evaluation Excerpts—December 2016" and "Well Servicing: Market Evaluation—Q1 2017," and data from Qittitut Consulting ("Qittitut"), including its "US Land Drill Out Jobs Market Model—Five-Year History (2012-2016) and One-Year Forecast (2017)," and HPDI/Drillinginfo ("Drillinginfo"), including data available through its online database. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling shareholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

        This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined consolidated and unaudited pro forma condensed financial statements and the related notes thereto appearing elsewhere in this prospectus.

        Except as otherwise indicated or required by the context, all references in this prospectus to the "Company," "we," "us" or "our" relate, prior to the corporate reorganization described in this prospectus, to Ranger Services and Torrent Services on a combined basis (as combined, our "Predecessor," and each, a "Predecessor Company"), and following the corporate reorganization described in this prospectus, to Ranger Energy Services, Inc. ("Ranger Inc.") and its consolidated subsidiaries. References in this prospectus to "Ranger LLC" refer to RNGR Energy Services, LLC, which, following the corporate reorganization described in this prospectus, will own our operating subsidiaries, including Ranger Services and Torrent Services. References in this prospectus to the "Existing Owners" refer to Ranger Energy Holdings, LLC ("Ranger Holdings") and Torrent Energy Holdings, LLC ("Torrent Holdings"), the entities through which our existing investors, including CSL Capital Management ("CSL"), certain members of our management and other investors, will own their retained interest in us and Ranger LLC. References in this prospectus to "selling shareholders" refer to those persons identified as selling shareholders in "Principal and Selling Shareholders." We have provided definitions for certain of the industry terms used in this prospectus in the "Glossary."

        Except as otherwise indicated, all information contained in this prospectus assumes or reflects no exercise of the underwriters' option to purchase additional shares of Class A common stock and excludes shares of Class A common stock reserved for issuance under our long-term incentive plan.

 Our Company

        We are one of the largest independent providers of high-specification ("high-spec") well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 74 well service rigs is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore exploration and production ("E&P") companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale and the Eagle Ford Shale.

        We have invested in a premier fleet of well service rigs. Our customers, which include many of the leading U.S. onshore E&P operators such as EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, are increasingly utilizing modern horizontal well designs characterized by long lateral lengths that can extend in excess of 12,000 feet. Long lateral length wellbores require increased amounts of completion tubing, which, in turn, require well service rigs with higher operating horsepower ("HP") to pull longer tubing strings from the wellbore. Furthermore, long lateral horizontal wells generally utilize taller stacks of wellhead equipment, which drives demand for well service rigs that have taller mast heights capable of accommodating an elevated work floor. These modern horizontal well designs are ideally serviced by "high-spec" well service rigs with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher) rather than competing coiled tubing units and older or lower-spec well service rigs. As of March 31, 2017, approximately 88% of our well service rig fleet meets these specifications, and approximately 69% of our well service rig fleet exceeds these specifications with HP ratings of at least 500 HP and mast heights of at least 104 feet, making our fleet particularly well-suited to perform high-margin, horizontal well completion and production operations. The remaining rigs in our fleet are generally deployed only for plugging and abandonment operations on conventional vertical wells.

        The high-spec well service rigs in our existing fleet, a substantial majority of which has been built since 2012, have an average age of approximately four years and feature modern operating components sourced from leading U.S. manufacturers such as National Oilwell Varco, Inc. ("NOV"). In February 2017, to meet expected customer demand, we entered into a purchase agreement (as subsequently amended, the "NOV Purchase Agreement") with NOV, pursuant to which we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017. However, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. Primarily as a result of the NOV Purchase Agreement, our well service rig fleet will expand to 103 rigs and the percentage of our fleet that is high-spec will increase to approximately 91%. The following table provides summary information regarding our high-spec well service rig fleet, including the additional rigs that we expect to be delivered during the remainder of 2017. For additional information, please see "Business—Properties and Equipment—Equipment—Well Services."

HP Rating(1)	Mast Height	Mast Rating(2)	Manufacturer & Model	Number of High-Spec Rigs
630 HP	112' - 117'	300,000 - 350,000 lbs	NOV 6-C	5	*
500 - 550 HP	104' - 108'	250,000 - 275,000 lbs	NOV 5-C and equivalent	69	**
450 - 475 HP	102' - 104'	200,000 - 250,000 lbs	NOV 4-C and equivalent	20	***

Total				94

(1)
Per manufacturer.

(2)
The mast ratings of our high-spec well service rigs complement their high operating HP and tall mast heights by allowing such rigs to safely support the higher weights associated with the long tubing strings used in long-lateral well completion operations.

*
Includes four rigs expected to be delivered during the remainder of 2017, two of which we expect to have extended mast heights of 117 feet.

**
Includes 19 rigs expected to be delivered during the remainder of 2017.

***
Includes six rigs expected to be delivered during the remainder of 2017.

        The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as compared to our competitors. For example, our rig utilization during 2016 (based on (i) the weighted average number of well service rigs owned during such periods and (ii) a 55-hour work week per well service rig) was approximately 74%, which we believe to be significantly higher than that of our publicly listed competitors in the United States over that period.

        In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting our incremental costs. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

        We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet pipeline specifications, extract higher value NGLs, process natural gas to conform to the specifications of fuel gas that can be used at wellsites and facilities, and to reduce the amount of hydrocarbons at the flare tip to control emissions of hazardous VOCs.

        We have focused on combining our high-spec rig fleet, complementary well service operations and processing solutions with a highly skilled and experienced workforce, which enables us to consistently and efficiently deliver exceptional service while maintaining high health, safety and environmental standards. We believe that our strong operational performance and safety record provides a strong competitive advantage with current and prospective E&P customers.

Industry Trends

        We believe the demand for our services will continue to increase as a result of a number of favorable industry trends. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Crude oil prices have increased from their lows of $26.21 per barrel in early 2016 to $50.54 per barrel ("Bbl") at the end of March 2017 (based on the Cushing West Texas Intermediate Spot Oil Price ("WTI")), but remain approximately 53% lower than a high of $107.26 per Bbl in June 2014. Natural gas prices have increased from their lows of $1.64 per million British Thermal Units ("MMBtu") in early 2016 to $3.13 per MMBtu at the end of March 2017 (based on the Henry Hub Natural Gas Spot Price), but remain approximately 62% lower than a high of $8.15 per MMBtu in February 2014. Drilling and completion activity by E&P companies has increased along with increased commodity prices. Although our cost of services has also historically risen along with increased commodity prices and may rise faster than increases in our revenues, we believe that we will benefit from the increased demand for our services that we expect would result from increased commodity prices. Additionally, we believe there are long term fundamental demand trends that will continue to benefit us, including:

  •
  Increasing complexity of well completion operations, including longer laterals and a greater number of frac stages per well;

  •
  Increasing percentage of rigs that are drilling horizontal wells;

  •
  Increasing percentage of total production attributable to older horizontal wells;

  •
  Shift towards liquids-rich development that is reliant on artificial lift technologies and associated well maintenance and workover operations;

  •
  Sizable inventory of DUC wells requiring completion; and

  •
  Increasing customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their health, safety and environmental requirements.

        Historically, the well services market in the United States has primarily been driven by well maintenance and workover operations on conventional, vertical wells. However, Coras estimates that more than 100,000 new horizontal shale wells have been brought online over the last decade, driven by a structural shift towards unconventional resource development. According to data from the Energy Information Administration and Drillinginfo, the contribution of horizontal wells to total onshore U.S. crude oil production has increased rapidly over the last five years, representing approximately 66% of such production from the lower 48 states in 2016 as compared to approximately 39% in 2012. Further, the contribution to total onshore U.S. crude oil production of horizontal wells completed more than three years ago, which are typically the most likely to require workover and maintenance services, represented approximately 16% of such production in the lower 48 states in 2016, or approximately four times greater than that in 2012. In addition, according to Spears, a total of approximately 66,900 new horizontal wells are expected to be drilled in the United States from 2017 to 2021. Going forward, unconventional horizontal wells are expected to drive the demand for high-spec well service rigs both for completion of new wells and for maintenance and workover operations to sustain production on the increasing population of existing wells. To the extent that the oil and natural gas industry recovers from the recent prolonged decline in activity, we expect that demand for our higher-margin, completion-oriented services will grow at a faster rate in the near-term than that for our production-oriented services.

        In addition to the demand trends cited above, we believe pricing for our services will be further enhanced as a result of the following supply factors:

  •
  Limited existing base of high-spec well service rigs;

  •
  Aging of existing well services equipment given the limited investment since the industry downturn in late 2014;

  •
  Limited number of manufacturers capable of building high-spec well service rigs; and

  •
  Lesser reliability of alternative techniques, including coiled tubing, for high-complexity well completions.

        According to Coras, the vast majority of well service rigs in the United States are poorly suited for unconventional, long-lateral horizontal well applications. Coras classifies well service rigs with capacities of 450 HP or more and mast heights of 102 feet or higher as high-spec well service rigs that are ideally suited to service unconventional horizontal wells. According to Coras, the U.S. oil and natural gas industry is expected to require 1,000 to 1,500 of such ideally suited high-spec well service rigs over the next three years, as compared to an estimated current total industry fleet of 770 as of February 28, 2017.

        Moreover, alternative techniques for well completion, such as the deployment of coiled tubing units for drill-out operations, have increasingly become less common as wellbore lateral lengths have continued to increase beyond the point where coiled tubing can reliably be deployed for well completion. Based on discussions with our E&P customers, we believe that coiled tubing units generally begin to decrease in effectiveness at lateral lengths in excess of 8,000 feet. Spears estimates that in 2016, wells with lateral lengths in excess of 8,000 feet accounted for approximately 98% of the horizontal wells drilled in the Bakken Shale, approximately 50% of the horizontal wells drilled in the Permian Basin and approximately 42% of the horizontal wells drilled in the Rocky Mountains region, including the Denver-Julesburg Basin. Increased lateral lengths in these and other basins are generally prompting operators to shift from using coiled tubing units to more reliable high-spec well service rigs. For example, according to Qittitut, approximately 45% of horizontal well completion drill-outs in 2016 were completed with well service rigs, as compared to approximately 25% in 2012.

        As a result of the supply and demand trends listed above, we expect to benefit from enhanced pricing for our services and continued industry-leading utilization. We believe that increased demand for our services as a result of commodity price trends and the increasing complexity of well completion operations, along with the limited supply of high-spec well service rigs and the relative unreliability of alternative well servicing techniques, present a unique market opportunity for our high-spec well service rig operations and related services.

Our Competitive Strengths

        We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

Leading Provider of High-Spec Well Service Rigs and Associated Services

        We have invested in a premier fleet of well service rigs designed to efficiently execute technically challenging horizontal well completion programs as well as production-oriented well maintenance, workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017. Primarily as a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 103 rigs and the percentage of our well service rig fleet that is high-spec will increase from approximately 88% (65 rigs) to approximately 91% (94 rigs). Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our large and increasingly uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets.

Balanced Exposure to Completion and Production Activity

        The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high well service rig utilization as compared to our competitors. For example, our rig utilization during 2016 was approximately 74%, which we believe to be significantly higher than that of our publicly listed competitors in the United States over that period. Going forward, we believe that our balanced exposure to completion and production activity will continue to result in relatively high well service rig utilization as compared to our competitors.

Proprietary Natural Gas and NGL Processing Solutions

        We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs that process natural gas at the wellhead or central gathering points to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip. To facilitate the processing of rich natural gas streams in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure, we typically enter into six- to twelve-month rental agreements with customers for our full-service, turnkey solutions, providing us with relatively stable cash flows as compared to the shorter-term agreements often used for similar equipment and services. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. We expect our advanced technology and high-quality service to continue to drive market penetration across the multiple basins in which we operate.

Deep Relationships with Blue-Chip E&P Customers across Multiple Basins

        We are headquartered in Houston, Texas, and have an extensive operating footprint in key unconventional energy plays, including the Permian Basin, the Denver-Julesburg Basin, the Eagle Ford Shale and the Bakken Shale, which are among the most prolific unconventional resource plays in the United States. Our relationships with our broad customer base, which includes EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, enabled us during the recent downturn to maintain higher utilization and stronger financial results than many of our competitors. Our track record of consistently providing high-quality, safe and reliable service has allowed us to develop long-term customer partnerships, which we believe makes us the service provider of choice for many of our customers. In 2014, we entered into a five-year take-or-pay contract with EOG Resources, Inc. for three well service rigs, which was increased in 2015 to six well service rigs, operating in the Eagle Ford Shale in South Texas. During 2016, we worked for 148 distinct customers, including 33 publicly traded companies, with no customer accounting for more than 20% of our annual revenues. As our customers increase their drilling and completion activity, we expect to continue to leverage our current relationships to expand our geographic footprint and to facilitate continued growth in the basins in which we currently operate.

Strong Balance Sheet Enables Strategic Deployment of Capital

        We believe our balance sheet strength, with historically low levels of debt, has allowed us to continue to invest in our equipment and meet working capital requirements required for a fast growing business, while also providing flexibility to opportunistically pursue expansion opportunities. We believe that larger E&P operators prefer well-capitalized service providers that are better positioned to meet service requirements and financial obligations. Many of our primary competitors have high levels of total debt or recently emerged from bankruptcy during which they significantly reduced their capital and maintenance expenditures. By contrast, after giving effect to this offering and the use of proceeds therefrom, we expect to have no outstanding debt, $             million of borrowing capacity under a senior secured revolving credit facility that we intend to enter into in connection with the closing of this offering (our "Credit Facility") and approximately $             million of cash on the balance sheet (based on our cash balance as of December 31, 2016), providing us with ample liquidity to support strategic investments to continue to grow our business and enhance market share.

Experienced Management Team Reinforces Dedication to Safety and Reliability

        The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our senior executives have a strong track record in establishing oilfield service companies and growing them organically and through strategic acquisitions. Our management team is led by our President and Chief Executive Officer, Darron M. Anderson, who has more than 26 years of oil and natural gas experience and a track record of leadership in the oilfield services industry. Each member of our management team possesses significant leadership and operational experience with long tenures in the industry and respective careers at leading companies. We believe that the commitment of our management team to building and supporting a strong company culture has driven our consistent track record of reliability and safety. During 2016, our Total Recordable Incident Rates ("TRIR") in our Well Services and Processing Solutions segments were 0.72 and 0.00, respectively. Our history of safe operations enables us to qualify for projects with industry leading E&P customers that have stringent safety requirements.

Our Business Strategy

        We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

Capitalize on the Expected Increase in Demand for High-Spec Well Service Rigs

        As a leading owner and operator of modern high-spec well service rigs with an operating footprint and customer relationships in the most active unconventional oil and natural gas basins in the United States, we believe that our company is well positioned to capitalize efficiently on a recovery in unconventional completion and production activity and the resulting demand for high-spec well service rigs. Further, we expect that the relatively high current inventory of DUC wells will drive demand growth for horizontal well completion services that will outpace the growth in the U.S. onshore drilling rig count. Industry reports by Spears forecast that the U.S. onshore market for completion equipment and services is expected to grow at a compound annual growth rate of 26% through 2021, primarily driven by unconventional horizontal wells. We intend to leverage our high quality assets to strategically target higher-margin, horizontal completions-oriented work that typically exceeds the capabilities of coiled tubing and older, lower specification well service rigs. Unconventional oil wells in particular typically require frequent intervention as a result of relatively high utilization of downhole tools and equipment. As the growing base of unconventional producing wells ages, we expect E&P operators to increasingly deploy well service programs in order to increase and sustain production. We are well positioned to provide these services throughout the life of the well to meet this demand, including through well completion support services, workover operations and well maintenance, which should result in stable growth, increased asset utilization, enhanced profitability and relatively limited cyclicality.

Grow Our Fleet of High-Spec Well Service Rigs, Modular MRUs and Associated Equipment

        We have invested in a fleet of high-spec well service rigs through a combination of purchasing new-build rigs from leading U.S. manufacturers and by acquiring and integrating assets from other companies. Primarily as a result of the NOV Purchase Agreement, we expect to accept delivery of an additional 29 high-spec rigs periodically throughout the remainder of 2017. Further, in connection with our continued investment in high-spec well service rigs capable of meeting the most challenging horizontal well demands, we intend to accelerate our utilization of innovative technology systems allowing for the immediate collection and analysis of rig performance data. This data will allow us to operate among the highest levels of efficiency while assisting our customers in developing best well servicing practices.

        We have also invested in differentiated and proprietary assets in our equipment rentals business, including our modern, reliable fleet of modular MRUs. We expect to leverage our strong balance sheet and continue to strategically deploy additional capital to invest in high-spec well service rigs, purpose-

built MRUs and complementary rental equipment to service our customers' well completion, production and processing operations.

Develop and Expand Relationships with Existing and New Customers

        We serve well-capitalized customers that we believe will be critical to the long-term development of conventional and unconventional domestic onshore resources in the United States. We intend to continue developing long-term relationships with our customer base of leading E&P operators that value safe and reliable operations and have the financial stability and flexibility to weather most industry cycles. We believe that our strong track record of performance combined with our fleet of high-spec well service rigs will allow us to both develop new customer relationships and expand our existing customer relationships through cross-selling opportunities with respect to our complementary equipment and services. Furthermore, many of our customers have established operations throughout the United States, which we intend to leverage as opportunities for us to enter new geographic regions as well as further strengthen our presence in the regions where we currently operate.

Maintain a Conservative Balance Sheet to Pursue Organic and External Growth Opportunities

        We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. We actively manage our liquidity by monitoring cash flow, capital spending and debt capacity. For example, as of December 31, 2016, we had only approximately $12.1 million of total combined consolidated long-term debt, all of which, in addition to the Ranger Bridge Loan (as defined herein) entered into in February 2017, has been or will be repaid prior to or in connection with the consummation of this offering. Our focus on maintaining a strong balance sheet has enabled us to execute our strategy through industry volatility and commodity price cycles. We expect to fund the expansion of our high-spec well service rig fleet and continue to grow our operations with the proceeds from this offering, cash flow from operations, availability under our Credit Facility and capital markets offerings when appropriate.

Reinforce Strong Company Culture through Employee Retention and Dedication to Safety

        We believe that our technically skilled personnel enable us to provide consistently reliable services while maintaining an excellent safety record that surpasses industry averages and meets the expectations of our leading E&P customers. By reinforcing our strong company culture, fostering a dedication to safety through the maintenance of stringent employee screening and training and providing opportunities to work with modern equipment and leading technologies, we expect to continue to experience relatively low turnover of our highly skilled workforce and attract additional talent to continue to deliver exceptional service to our customers.

Our Equity Sponsor

        We believe that our strong growth has been augmented by our relationship with CSL, our equity sponsor. We believe that we will continue to benefit from CSL's investment experience in the oilfield services sector, its expertise in effecting transactions and its support for our near-term and long-term strategic initiatives.

        CSL is an SEC-registered private equity firm founded in early 2008 and headquartered in Houston, Texas, that invests in energy services companies and entrepreneurs with a focus on oilfield services opportunities. Since its inception, CSL has raised in excess of $1.4 billion in equity capital and commitments across various investment vehicles, including startups, growth equity, recapitalizations and restructurings in energy services, consumables and equipment. The CSL team has deep sector expertise in the energy industry and takes a hands-on approach to investments, relying on organic growth and strategic thinking to generate investment success. CSL's investors include financial institutions, endowments, foundations, family offices and high net worth individuals.

        Upon completion of this offering, the Existing Owners will initially own                Ranger Units and                shares of Class B common stock, representing approximately        % of the voting power of our capital stock. CSL holds a majority of the voting interests in each of the Existing Owners.

        For more information on CSL and the ownership of our common stock by our principal and selling shareholders, including the Existing Owners, see "Corporate Reorganization" and "Principal and Selling Shareholders."

Our History and Corporate Reorganization

        Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna Energy Services, LLC ("Magna"), a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou Workover Services, LLC ("Bayou"), an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions.

        Ranger Inc. was incorporated as a Delaware corporation in February 2017. Following this offering and the corporate reorganization described below, Ranger Inc. will be a holding company, the sole material assets of which will consist of membership interests in Ranger LLC. Ranger LLC will own all of the outstanding equity interests in Ranger Services and Torrent Services, the subsidiaries through which it will operate its assets. After the consummation of the corporate reorganization described below, Ranger Inc. will be the sole managing member of Ranger LLC, will be responsible for all operational, management and administrative decisions relating to Ranger LLC's business and will consolidate the financial results of Ranger LLC and its subsidiaries.

        In connection with this offering, (a) the Existing Owners will contribute all of the membership interests in the Predecessor Companies to Ranger LLC in exchange for units in Ranger LLC, which we refer to in this prospectus as "Ranger Units," representing in the aggregate                        Ranger Units, (b) the Existing Owners will contribute                         Ranger Units to Ranger Inc. in exchange for an equal number of shares of Class A common stock to sell in the offering, (c) Ranger Inc. will issue and contribute                         shares of its Class B common stock and all of the net proceeds of this offering to Ranger LLC in exchange for                                    Ranger Units and (d) Ranger LLC will distribute to each of the Existing Owners one share of Class B common stock for each Ranger Unit such Existing Owner holds. After giving effect to these transactions and the offering contemplated by this prospectus, Ranger Inc. will own an approximate        % interest in Ranger LLC (or        % if the underwriters' option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate        % interest in Ranger LLC (or        % if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal and Selling Shareholders."

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

        Following this offering, under the Amended and Restated Limited Liability Company Agreement of Ranger LLC (the "Ranger LLC Agreement"), each holder (a "Ranger Unit Holder") of Ranger Units will, subject to certain limitations, have the right (the "Redemption Right") to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value (as defined herein) of such Class A common stock. We will determine whether to issue shares of Class A common stock or cash in an amount equal to the Cash Election Value based on facts in existence at the time of the decision, which we expect would include the trading prices for the Class A common stock at the time relative to the cash purchase price for the Ranger Units, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Ranger Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock, based on a volume-weighted average price. In addition, upon a change of control of us, we have the right to require each Ranger Unit Holder (other than us) to exercise its Redemption Right with respect to some or all of such unitholder's Ranger Units. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Ranger LLC Agreement."

        Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC, and such adjustments will be allocated to us. These adjustments would not have been available to us absent our acquisition or deemed acquisition of Ranger Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future.

        In connection with the closing of this offering, we will enter into a Tax Receivable Agreement (the "Tax Receivable Agreement") with certain of the Ranger Unit Holders and their permitted transferees (each such person, a "TRA Holder" and, together, the "TRA Holders"). The Tax Receivable Agreement will generally provide for the payment by Ranger Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ranger Inc. actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. Ranger Inc. will retain the benefit of the remaining 15% of these cash savings.

        Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. Ranger Inc. is a holding company and accordingly will be dependent upon distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):

(1)
CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2)
Includes Ranger Services and Torrent Services.

 Risk Factors

        Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

  •
  Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in such capital spending could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

  •
  The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

  •
  Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

  •
  Reliance upon a few large customers may adversely affect our revenues and operating results.

  •
  We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

  •
  We currently rely on a limited number of third-party manufacturers to build the new high-spec well service rigs that we purchase, and such reliance exposes us to risks including price and timing of delivery.

  •
  Our operating history may not be sufficient for investors to evaluate our business and prospects.

  •
  The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

  •
  We will incur significant capital expenditures for new equipment as we grow our operations and may be required to incur further capital expenditures as a result of advancements in oilfield services technologies.

  •
  Increases in the scope or pace of midstream infrastructure development, or decreased federal or state regulation of natural gas pipelines, could decrease demand for our services.

  •
  We may be unable to employ or retain a sufficient number of skilled and experienced workers.

  •
  Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

  •
  Federal, state and local legislative and regulatory initiatives relating to induced seismicity could result in operating restrictions or delays in the drilling and completion of oil and natural gas wells that may reduce demand for our services and could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

  •
  Changes in transportation regulations may increase our costs and negatively impact our results of operations.

  •
  We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

  •
  We rely on a few key employees whose absence or loss could adversely affect our business.

  •
  We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

  •
  CSL has the ability to direct the voting of a majority of our voting stock, and its interests may conflict with those of our other shareholders.

  •
  We expect to be a "controlled company" within the meaning of NASDAQ rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

  •
  We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Ranger LLC, and we will be accordingly dependent upon distributions from Ranger LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

Emerging Growth Company Status

        We are an "emerging growth company" within the meaning of the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" within the meaning of the JOBS Act, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Controlled Company Status

        Because CSL, through its interests in the Existing Owners, will initially hold approximately        % of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and NASDAQ rules. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and NASDAQ that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have                        independent directors upon the closing of this offering.

        If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NASDAQ rules, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

        Initially, our board of directors will consist of a single class of directors each serving one-year terms. After CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause." See "Management—Status as a Controlled Company."

Our Offices

        Our principal executive offices are located at 800 Gessner Street, Suite 1000, Houston, Texas 77024, and our telephone number at that address is (713) 935-8900. Our website address is www.rangerenergy.com. Information contained on our website does not constitute part of this prospectus.

 The Offering

Class A common stock offered by us	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock offered by the selling shareholders	shares.
Class A common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering shares, or one share for each Ranger Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Ranger Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering

      % (or      % if the underwriters' option to purchase additional shares is exercised in full). The voting power of our Class A common stock would be 100% if all outstanding Ranger Units held by the Ranger Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis.

Voting power of Class B common stock after giving effect to this offering

      % (or      % if the underwriters' option to purchase additional shares is exercised in full). The voting power of our Class B common stock would be 0% if all outstanding Ranger Units held by the Ranger Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis.

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."

Use of proceeds	We expect to receive approximately $ million of net proceeds from the sale of Class A common stock, after deducting underwriting discounts and estimated offering expenses payable by us (assuming the midpoint of the price range set forth on the cover page of this prospectus). Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.
We intend to contribute all of the net proceeds of this offering received by us to Ranger LLC in exchange for Ranger Units. Ranger LLC will use approximately $23.3 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit (as defined herein), the Ranger Note (as defined herein) and the Ranger Bridge Loan, and approximately $40.6 million of the net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement. Ranger LLC will use the remaining net proceeds for general corporate purposes, including funding potential future acquisitions and other capital expenditures. Please see "Use of Proceeds."
We will not receive any proceeds from the sale of shares by the selling shareholders.
Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Please see "Dividend Policy."

Redemption Rights of Ranger Unit Holders	Following this offering, under the Ranger LLC Agreement, each Ranger Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock. In addition, upon a change of control of us, we have the right to require each Ranger Unit Holder (other than us) to exercise its Redemption Right with respect to some or all of such unitholder's Ranger Units. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. Please see "Certain Relationships and Related Party Transactions—Ranger LLC Agreement."
Tax Receivable Agreement	Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC, and such adjustments will be allocated to us. These adjustments would not have been available to use absent its acquisition or deemed acquisition of Ranger Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future. In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders that will generally provide for the payment by us to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that we actually realize or are deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Listing symbol	We have applied to list our Class A common stock on NASDAQ under the symbol "RNGR."
Risk Factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data

        Ranger Inc. was formed in February 2017 and does not have historical financial results. The following table shows summary historical combined consolidated financial information of our Predecessor and summary unaudited pro forma condensed financial data for the periods and as of the dates indicated. The summary historical combined consolidated financial information at December 31, 2015 and 2016, and for the years then ended, was derived from the historical audited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus.

        The summary unaudited pro forma condensed statement of operations for the year ended December 31, 2016 has been prepared to give pro forma effect to (i) the acquisitions of Magna and Bayou (each as defined herein), (ii) the transactions described under "Corporate Reorganization" and (iii) this offering and the use of proceeds therefrom, as if each had been completed as of January 1, 2016, in the case of the unaudited pro forma condensed statement of operations data and December 31, 2016, in the case of the unaudited pro forma condensed balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the applicable transactions been consummated on the dates indicated, and do not purport to be indicative of results of operations for any future period. The following table should be read together with "Use of Proceeds," "Selected Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Pro Forma Ranger Energy Services, Inc.
	Year Ended December 31,
	2015	2016	2016
			(unaudited)
	(dollars in millions, except share, per share and operational amounts)
Statements of Operations Data:
Revenues:
Well Services	$9.7	$46.3	$
Processing Solutions	11.5	6.5

Total revenues	21.2	52.8
Operating expenses:
Cost of services (excluding depreciation and amortization shown separately):
Well Services	8.2	36.7
Processing Solutions	7.9	2.6

Total cost of services	16.1	39.3
General and administrative	7.8	11.4
Depreciation and amortization	2.1	6.6
Impairment of goodwill	1.6	—

Total operating expenses	27.6	57.3

Operating loss	(6.4)	(4.5)
Interest expense, net	(0.3)	(0.5)

Loss before income taxes	(6.7)	(5.0)
Income tax provision(1)	—	—

Net loss	$(6.7)	$(5.0)	$

Less: net loss attributable to non-controlling interest

Net loss attributable to shareholders			$

Net loss per share:
Basic			$
Diluted
Weighted average shares outstanding:
Basic
Diluted
Statements of Cash Flows Data:
Cash flows used in operating activities	$(5.2)	$(5.2)
Cash flows used in investing activities	(25.5)	(25.4)
Cash flows provided by financing activities	28.9	31.1
Other Data:
Capital Expenditures	$26.8	$12.2	$
Adjusted EBITDA(2)	(2.6)	3.1
Rig Hours(3)	22,780	68,804
Rig Utilization(4)	78%	74%
Balance Sheet Data (at end of year):
Cash and cash equivalents	$1.1	$1.6	$
Working capital (total current assets less total current liabilities)	0.3	10.4
Total assets	54.0	135.7
Long-term debt(5)	10.0	12.1
Total net parent investment/stockholders' equity (including non-controlling interest)	40.3	112.6

(1)
We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(2)
Adjusted EBITDA is not a financial measure determined in accordance with generally accepted accounting principles ("GAAP"). We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related transaction costs, impairment of goodwill and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor		Pro Forma Ranger Energy Services, Inc.
	Year Ended December 31,
	2015	2016	2016
	(in millions)		(unaudited)
Net loss	$(6.7)	$(5.0)	$
Interest expense, net	0.3	0.5
Income tax provision (benefit)	—	—
Depreciation and amortization	2.1	6.6
Equity-based compensation	0.1	0.5
Acquisition-related transaction costs	—	0.5
Impairment of goodwill	1.6	—

Adjusted EBITDA	$(2.6)	$3.1	$

(3)
Represents the aggregate number of hours that our well service rigs actively worked during the periods presented.

(4)
Rig utilization is calculated based on (i) the weighted average number of well service rigs owned during the periods presented and (ii) a 55-hour work week per well service rig. For additional information regarding rig utilization, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(5)
Includes both current and non-current portions of long-term debt.

RISK FACTORS

        Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under "Cautionary Note Regarding Forward-Looking Statements" and the following risks before making an investment decision. If any of the following risks actually occur, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks not presently known to us or that we currently deem immaterial could also materially affect our business.

 Risks Related to Our Business

Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in such capital spending could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

        Our business is directly affected by our customers' capital spending to explore for, develop and produce oil and natural gas in the United States. The significant decline in oil and natural gas prices that began in late 2014 has caused a reduction in the exploration, development and production activities of most of our customers and their spending on our services. These cuts in spending have curtailed drilling programs, which has resulted in a reduction in the demand for our services as compared to activity levels in late 2014, as well as in the prices we can charge. In addition, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and natural gas reserves in our areas of operation as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices, to the extent the reduced number of wells that need our services or equipment more than offsets new drilling and completion activity and complexity. Any of these conditions or events could adversely affect our operating results. If the recent recovery does not continue or our customers fail to further increase their capital spending, it could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

        Industry conditions are influenced by numerous factors over which we have no control, including:

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  domestic and foreign economic conditions and supply of and demand for oil and natural gas;

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  the level of prices, and expectations about future prices, of oil and natural gas;

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  the level and cost of global and domestic oil and natural gas exploration, production, transportation of reserves and delivery;

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  taxes and governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

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  political and economic conditions in oil and natural gas producing countries;

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  actions by the members of the Organization of Petroleum Exporting Countries ("OPEC") with respect to oil production levels and announcements of potential changes in such levels, including the failure of such countries to comply with production cuts announced in November 2016;

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  global weather conditions and natural disasters;

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  worldwide political, military and economic conditions;

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  the discovery rates of new oil and natural gas reserves;

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  shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

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  advances in exploration, development and production technologies or in technologies affecting energy consumption;

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  the potential acceleration of development of alternative fuels; and

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  uncertainty in capital and commodities markets and the ability of oil and natural gas companies to raise equity capital and debt financing.

The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

        The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells. This, in turn, could lead to lower demand for our services and may cause lower utilization of our assets. We have, and may in the future, experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry beginning in late 2014 and uncertainty about future prices even when prices increased, combined with adverse changes in the capital and credit markets, caused many E&P companies to significantly reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services.

        Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past three years, the posted WTI price for oil has ranged from a low of $26.21 per Bbl in February 2016 to a high of $107.26 per Bbl in June 2014. During 2016, WTI prices ranged from $26.21 to $54.06 per Bbl. If the prices of oil and natural gas continue to be volatile, reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers.

        Our future results may be impacted by the uncertainty caused by an economic downturn, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers' spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, during times when the natural gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers' spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

        Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or hazardous materials into the environment. These conditions can cause:

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  disruption or suspension of operations;

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  substantial repair or replacement costs;

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  personal injury or loss of human life;

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  significant damage to or destruction of property and equipment;

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  environmental pollution, including groundwater contamination;

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  unusual or unexpected geological formations or pressures and industrial accidents; and

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  substantial revenue loss.

        In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource-related matters.

        The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs. Claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

        We do not have insurance against all risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

Reliance upon a few large customers may adversely affect our revenues and operating results.

        Our top five customers represented approximately 82% and 55% of our combined consolidated revenues for 2015 and 2016, respectively. Within our Well Services segment, our top five customers represented approximately 77% and 62% of our Well Services segment revenues for 2015 and 2016, respectively. Within our Processing Solutions segment, our top five customers represented approximately 98% and 90% of our Processing Solutions segment revenues for 2015 and 2016, respectively. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer fails to pay us, our revenues would be impacted and our operating results and financial condition could be materially harmed. Additionally, if we were to lose any material customer, we may not be able to redeploy our equipment at similar utilization or pricing levels or within a short period of time and such loss could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations until the equipment is redeployed at similar utilization or pricing levels.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.

        We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, many of whose operations are concentrated solely in the domestic E&P industry which, as described above, is subject to volatility and, therefore, credit risk. Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could have a material adverse effect on our business, liquidity position, financial condition, prospects or results of operations.

We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

        The oilfield services business is highly competitive and fragmented. Some of our competitors are small companies capable of competing effectively in our markets on a local basis, while others have a broader geographic scope, greater financial and other resources, or other cost efficiencies. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Additionally, there may be new companies that enter our business, or re-enter our business with significantly reduced indebtedness following emergence from bankruptcy, or our existing and potential customers may develop their own oilfield services business. Our ability to maintain current revenues and cash flows, and our ability to market our services and expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. Many contracts are awarded on a bid basis, which may further increase competition based primarily on price. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. All of these competitive pressures could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Some of our larger competitors provide a broader range of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively could have a material adverse impact on our financial condition and results of operations.

We currently rely on a limited number of third-party manufacturers to build the new high-spec well service rigs that we purchase, and such reliance exposes us to risks including price and timing of delivery.

        We currently rely on a limited number of third-party manufacturers to build our new high-spec well service rigs. For example, approximately 71% of our existing high-spec well service rigs were manufactured by NOV. Pursuant to the NOV Purchase Agreement, we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017; however, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. If demand for high-spec well service rigs or the components necessary to build such high-spec well service rigs increases or our manufacturers' suppliers face financial distress or bankruptcy, such manufacturers, including NOV, may not be able to provide the new high-spec well service rigs to us on schedule or at expected prices. If this were to occur, we could be required to seek other manufacturers to build our high-spec well service rigs and, other than the manufacturers on which we currently rely, there are a limited number of additional manufacturers that are capable of building high-spec service rigs to our specifications. Disruptions in the ability of our manufacturers to deliver our new high-spec well service rigs may adversely affect our revenues or increase our costs.

Our operating history may not be sufficient for investors to evaluate our business and prospects.

        We are, and upon completion of transactions described under "Corporate Reorganization" will be, a recently combined company with a short combined operating history, which makes it difficult for potential investors to evaluate our prospective business or operations or the merits of an investment in our securities. The Magna and Bayou acquisitions were completed in June 2016 and October 2016, respectively, and our Predecessor's combined consolidated financial and operating results only reflect the impact of such acquisitions for periods subsequent to such acquisitions. In addition, the Predecessor Companies, which will become our operating subsidiaries in connection with the transactions described under "Corporate Reorganization," have not historically operated on a consolidated or combined basis or under the same management team. Further, certain members of our management team have a limited history operating together and may experience difficulties relating to the efficient integration of varying management systems, processes and procedures. These factors may make it more difficult for investors to evaluate our business and prospects and to forecast our future operating results. For example, the historical combined consolidated and unaudited pro forma condensed financial data may not give you an accurate indication of what our actual results would have been if our corporate reorganization, the Magna and Bayou acquisitions or the formation of our current management team had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Our future results will depend on our ability to efficiently manage our combined operations and execute our business strategy.

        Further, due to the sharp decline in demand for well services beginning in late 2014, and the recent recovery of activity in the well services industry, comparisons of our current and future operating results with prior periods may have limited utility.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

        We have pursued and intend to continue to pursue selected, accretive acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:

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  unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including but not limited to environmental liabilities;

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  difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

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  limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

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  potential losses of key employees and customers of the acquired business;

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  risks of entering markets in which we have limited prior experience; and

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  increases in our expenses and working capital requirements.

        The process of integrating an acquired business, including in connection with our corporate reorganization, may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to incorporate the acquired business and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

        In addition, we may not have sufficient capital resources to complete any additional acquisitions. Historically, we have financed our acquisitions primarily with funding from our equity investors, commercial borrowings and cash generated by operations. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to our existing shareholders. Furthermore, we may not be able to obtain additional financing as needed or on satisfactory terms.

        Our ability to continue to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions, including in connection with our corporate reorganization, could reduce our focus on current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

        As a recently formed company, growth in accordance with our business plan, if achieved, could place a significant strain on our financial, operational and management resources. As we expand the scope of our activities and our geographic coverage through both organic growth and acquisitions, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oilfield services industry, could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and our ability to successfully or timely execute our business plan.

We will incur significant capital expenditures for new equipment as we grow our operations and may be required to incur further capital expenditures as a result of advancements in oilfield services technologies.

        As we grow our operations we will be required to incur significant capital expenditures to build, acquire, update or replace our existing well service rigs and other equipment. Such demands on our capital and the increase in cost of labor necessary to operate such well service rigs and other equipment could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations and may increase our costs. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to current or potential customers.

        In addition, because the oilfield services industry is characterized by significant technological advancements and introductions of new products and services using new technologies, we may lose market share or be placed at a competitive disadvantage as competitors and others use or develop new technologies or technologies comparable to ours in the future. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost.

        In addition to technological advancements by our competitors, new technology could also make it easier for our customers to vertically integrate their operations or otherwise conduct their activities without the need for our equipment and services, thereby reducing or eliminating the need for our services. For example, if further advancements in drilling and completion techniques cause our E&P customers to require well service rigs with different or higher specifications than those in our existing and expected future fleet, or to otherwise require well service equipment that we do not currently own or operate, we may be required to incur significant additional capital expenditures to obtain any such new rigs or other equipment in an effort to meet customer demand. Limits on our ability to effectively obtain, use, implement or integrate new technologies may have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

Increases in the scope or pace of midstream infrastructure development, or decreased federal or state regulation of natural gas pipelines, could decrease demand for our services.

        Increases in the scope or pace of midstream infrastructure development could decrease demand for our services. Our processing solutions are designed for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Specifically, our modular MRUs are used by our customers to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip, services that are generally required when E&P companies drill oil and natural gas wells in basins without immediate access to sufficient midstream infrastructure and takeaway capacity. To the extent that permanent midstream infrastructure is developed in the basins in which we operate, or the pace of existing development is accelerated as a result of customer demand, the demand for our processing solutions could decrease.

        In addition, there has recently been increasing public controversy regarding construction of new natural gas pipelines and the stringency of current regulation of natural gas pipelines, creating uncertainty as to the probability and timing of such construction. Decreases to the stringency of regulation of existing natural gas pipelines at either the state or federal level could reduce the demand for our services and could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

We may be unable to employ or retain a sufficient number of skilled and experienced workers.

        We are dependent upon the available labor pool of skilled employees and may not be able to find or retain enough skilled labor to meet our needs, which could have a negative effect on our growth. The delivery of our products and services requires workers with specialized skills and experience who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers have left the oilfield services industry to pursue employment in different fields. Our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. In addition, our ability to be productive and profitable will depend upon our ability to retain skilled workers. The demand for skilled workers is high and the supply is limited. As a result, competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. Recently, we have experienced a significant increase in labor costs, and significant continued increases in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

        In addition, we require full compliance with the Immigration Reform and Control Act of 1986 and other laws concerning immigration and the hiring of legally documented workers. We recognize that foreign nationals may be a valuable source of talent, but that not all foreign nationals are authorized to work for U.S. companies immediately. In some cases, it may be necessary to obtain a required work authorization from the U.S. Department of Homeland Security or similar government agency prior to a foreign national working as an employee for us. Although we do not know of any issues with our employees, we could lose employees or be subject to an enforcement action that may have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions.

Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

        In most states, our operations and the operations of our customers require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, or other regulated activities. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location where such regulated activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions that may be imposed in connection with the granting of the permit. In addition, some of our customers' drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities or other regulated activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers' operations in certain areas of the United States may be interrupted or suspended for varying lengths of time, causing a loss of revenues to us and adversely affecting our results of operations in support of those customers.

Federal or state legislative and regulatory initiatives related to induced seismicity could result in operating restrictions or delays in the drilling and completion of oil and natural gas wells that may reduce demand for our services and could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

        Our oil and natural gas customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. When caused by human activity, such events are called induced seismicity.

        In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, is developing and implementing plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. In addition, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customers' wastewater to shut down disposal wells, which developments could adversely affect our customers' business and result in a corresponding decrease in the need for our services, which could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

Changes in transportation regulations may increase our costs and negatively impact our results of operations.

        We are subject to various transportation regulations including as a motor carrier by the U.S. Department of Transportation ("DOT") and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period, requirements for on-board black box recorder devices or limits on vehicle weight and size. To the extent the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and greenhouse gas emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed.

        Further, our operations could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads, including through routing and weight restrictions. In recent years, certain states, such as North Dakota and Texas, and certain counties have increased enforcement of weight limits on trucks used to transport raw materials, such as the fluids that we transport in connection with our fluids management services, on their public roads. It is possible that the states, counties and cities in which we operate our business may modify their laws to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and enforcement efforts could result in delays in, and increased costs to, transport fluids and otherwise conduct our business. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

        Our operations are subject to numerous federal, regional, state and local laws and regulations relating to protection of natural resources and the environment, occupational health and safety, air emissions and water discharges, and the management, transportation and disposal of solid and hazardous wastes and other materials. These laws and regulations impose numerous obligations that may impact our operations, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in formations in connection with oil and natural gas drilling and production activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our equipment, facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety standards or criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in prohibitions or restrictions on operations, assessment of sanctions including administrative, civil and criminal penalties, issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities or enjoining performance of some or all of our operations in a particular area, the occurrence of delays in the permitting or performance of projects and/or government or private claims for personal injury or property or natural resources damages.

        Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling and disposal of oilfield and other wastes, air emissions and wastewater discharges related to our operations and the historical operations and waste disposal practices of our predecessors. Moreover, accidental releases or spills may occur in the course of our operations, and we could incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability even if our conduct was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties.

        The trend in environmental regulation has been to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly completion activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations if we are unable to pass on such increased compliance costs to our customers. Our customers may also incur increased costs or delays or restrictions in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.

We provide services to customers who operate on federal and tribal lands, which are subject to additional regulations.

        We provide services to companies operating on federal and tribal lands. Various federal agencies within the U.S. Department of the Interior, particularly the Department of the Interior's Bureau of Land Management ("BLM") and the Bureau of Indian Affairs, along with certain Native American tribes, promulgate and enforce regulations pertaining to oil and natural gas operations on Native American tribal lands and minerals where some of our customers operate. Such operations are subject to additional regulatory requirements, including lease provisions, drilling and production requirements, surface use restrictions, environmental standards, royalty considerations and taxes.

        The BLM finalized a rule in March 2015 establishing standards for hydraulic fracturing on federal and American Indian lands. In June 2016, a Wyoming federal judge struck down this rule, finding that the BLM lacked authority to promulgate the rule. That decision was appealed by the federal government but, in March 2017, the BLM asked the U.S. Court of Appeals for the Tenth Circuit to stay the proceeding while the agency considers repealing the rule. In November 2016, the BLM finalized a rule regulating the venting and flaring of natural gas, leak detection, air emissions from equipment, well maintenance and unloading, drilling and completions and royalties potentially owed for loss of such emissions from oil and natural gas facilities producing on federal and tribal leases. The final rule became effective in January 2017 and is the subject of pending litigation filed by oil and natural gas trade associations and certain states seeking to modify or overturn the rule.

        The U.S. Environmental Protection Agency ("EPA") also issued a Federal Implementation Plan ("FIP") to implement the Federal Minor New Source Review Program on tribal lands for oil and natural gas production. The FIP creates a permit-by-rule process for minor air sources that also incorporates emission limits and other requirements under various federal air quality standards, applying them to a range of equipment and processes used in oil and natural gas production. The FIP does not apply in areas of ozone non-attainment. As a result, the EPA may impose area-specific regulations in certain areas identified as tribal lands that may require additional emissions controls on existing equipment.

        These regulations could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, liquidity position, financial condition, prospects, results of operations, demand for our services and cash flows.

Any future indebtedness could adversely affect our financial condition.

        Although we will have no indebtedness outstanding at the closing of this offering, we expect that we will be able to borrow up to $             million our Credit Facility.

        In addition, subject to the limits contained in our Credit Facility, we may incur substantial additional debt from time to time. Any borrowings we may incur in the future would have several important consequences for our future operations, including that:

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  covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

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  our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

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  we may be competitively disadvantaged compared to our competitors that have greater access to capital resources; and

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  we may be more vulnerable to adverse economic and industry conditions.

        If we incur indebtedness in the future, we may have significant principal payments due at specified future dates under the documents governing such indebtedness. Our ability to meet such principal obligations will be dependent upon future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay any incurred indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of such indebtedness or to obtain additional financing.

Our Credit Facility will subject us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Facility.

        Our Credit Facility will subject us to significant financial and other restrictive covenants, including, but not limited to, restrictions on incurring additional debt and certain distributions. Our ability to comply with these financial condition tests can be affected by events beyond our control and we may not be able to do so.

        Our Credit Facility will contain certain financial covenants, including a certain leverage ratio, a certain minimum fixed charge coverage ratio and a certain minimum liquidity level we must maintain. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Our Debt Agreements."

        If we are unable to remain in compliance with the financial covenants of our Credit Facility, then amounts outstanding thereunder may be accelerated and become due immediately. Any such acceleration could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

Increases in interest rates could adversely impact the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

        Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our shares, and a rising interest rate environment could have an adverse impact on the price of our shares, our ability to issue equity or incur debt for acquisitions or other purposes.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.

        Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

        Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our equipment or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Climate change legislation and regulations restricting or regulating emissions of greenhouse gases could result in increased operating and capital costs and reduced demand for our services.

        Climate change continues to attract considerable public and scientific attention. As a result, certain requirements have been enacted, and numerous proposals are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases ("GHGs"). These efforts have included cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

        At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the federal Clean Air Act that, among other things, establish Potential for Significant Deterioration ("PSD") construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting GHGs and meeting "best available control technology" standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, including, among others, onshore and offshore production facilities, which include certain of our customers' operations. In October 2015, the EPA amended and expanded the GHG reporting requirements to all segments of the oil and natural gas industry, including gathering and boosting facilities as well as completions and workovers from hydraulically fractured oil wells, and in January 2016, the EPA proposed additional revisions to leak detection methodology to align the reporting rules with the new source performance standards.

        Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published NSPS, known as Subpart Quad OOOOa, that require certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce methane gas and VOC emissions. In April 2017, the EPA announced that it will review Subpart Quad OOOOa and, if appropriate, will initiate reconsideration proceedings to revise or rescind the rule.

        At the international level, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that requires member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. The Paris Agreement entered into force in November 2016 and the United States is one of over 100 nations that indicated an intent to comply with the agreement. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions.

        The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, liquidity position, financial condition, prospects, results of operations, demand for our services and cash flows.

The Endangered Species Act and Migratory Bird Treaty Act and other restrictions intended to protect certain species of wildlife govern our and our customers' operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and natural gas wells.

        Oil and natural gas operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit our ability to operate in protected areas. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.

        For example, the Endangered Species Act (the "ESA") restricts activities that may affect endangered or threatened species or their habitats and provides for substantial penalties in cases where covered species are killed or injured. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the "MBTA"). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, or the designation of previously unprotected species as threatened or endangered in areas where we or our customers operate could cause us or our customers to incur increased costs arising from species protection measures and could result in delays or limitations in our or our customers' performance of operations, which could adversely affect or reduce demand for our services.

We rely on a few key employees whose absence or loss could adversely affect our business.

        Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our executive team, including our President and Chief Executive Officer or Chief Financial Officer, could disrupt our operations. We do not maintain "key person" life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, prospects and results of operations.

        Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. Litigation arising from operations where our services are provided may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. We maintain what we believe is customary and reasonable insurance to protect our business against these potential losses, but such insurance may not be adequate to cover our liabilities, and we are not fully insured against all risks.

        In addition, and subject to certain exceptions, our customers typically assume responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling and completion fluids. We may have liability in such cases if we are negligent or commit willful acts. Our customers generally agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Our customers also generally agree to indemnify us for loss or destruction of customer-owned property or equipment. In turn, we agree to indemnify our customers for loss or destruction of property or equipment we own and for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. However, we might not succeed in enforcing such contractual allocation or might incur an unforeseen liability falling outside the scope of such allocation. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operation.

Anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.

        We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Texas and Wyoming, have enacted statutes generally referred to as "oilfield anti-indemnity acts" expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party's indemnification of us, which could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

        Our operations are located in different regions of the United States. Some of these areas, including the Denver-Julesburg Basin and the Bakken Shale, are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice, wind or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues, or we could suffer weather-related damage to our facilities and equipment, resulting in delays in operations. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers' ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

        In addition, some scientists have concluded that increasing concentrations of GHGs in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our operations and the operations of our customers.

If we are unable to fully protect our intellectual property rights, or if any disputes regarding intellectual property rights arise with third parties, we may suffer a loss in our competitive advantage or market share.

        We do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We cannot assure you we will be able to prevent our competitors from employing comparable technologies or processes.

        In addition, third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

        Additionally, we currently license certain third party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

We may be subject to interruptions or failures in our information technology systems.

        We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, usage errors by employees, computer viruses, cyber-attacks or other security breaches, or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our revenues and profitability.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

        The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As the sophistication of cyber incidents continues to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

A terrorist attack or armed conflict could harm our business.

        The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas-related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We may record losses or impairment charges related to idle assets or assets that we sell.

        Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses in our results of operations. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Risks Related to this Offering and Our Class A Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of Sarbanes-Oxley, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company, we will need to comply with laws, regulations and requirements that are new to us, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of NASDAQ, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

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  institute a more comprehensive compliance function;

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  comply with rules promulgated by NASDAQ;

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  continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  establish new internal policies, such as those relating to insider trading; and

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  involve and retain to a greater degree outside counsel and accountants in the above activities.

        Furthermore, while we generally must comply with Section 404 of Sarbanes-Oxley for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2022. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, which may result in material misstatements of our financial statements or cause us to fail to meet our periodic reporting obligations.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in those internal controls, subject to any exemptions that we avail ourselves to under the JOBS Act. For example, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. We are in the process of designing, implementing, and testing internal control over financial reporting required to comply with this obligation.

        We and our independent auditors have identified material weaknesses in internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the lack of sufficient qualified accounting personnel, which led to the incorrect application of generally accepted accounting principles, ineffective controls over accounting for non-routine and/or complex transactions, and ineffective controls over the financial statement close and reporting processes.

        Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Class A common stock.

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

        Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling shareholders and representatives of the underwriters, based on numerous factors that we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

        The following factors could affect our stock price:

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  quarterly variations in our financial and operating results;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  strategic actions by our competitors;

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  changes in revenues or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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  speculation in the press or investment community;

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  the failure of research analysts to cover our Class A common stock;

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  sales of our Class A common stock by us or other shareholders, or the perception that such sales may occur;

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  equity capital markets transactions by other oilfield services companies, including by way of initial public offerings;

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  changes in accounting principles, policies, guidance, interpretations or standards;

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  additions or departures of key management personnel;

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  actions by our shareholders;

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  general market conditions, including fluctuations in commodity prices;

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  changes in, or investors' perception of, the oil and natural gas industry;

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  litigation involving us, our industry, or both;

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  domestic and international economic, legal and regulatory factors unrelated to our performance; and

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  the realization of any risks described under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

CSL has the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other shareholders.

        Upon completion of this offering, the Existing Owners will initially own approximately        % of our voting stock (or approximately         % if the underwriters' option to purchase additional shares is exercised in full). CSL holds a majority of the voting interests in each of the Existing Owners. As a result, CSL will be able to control matters requiring shareholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of CSL with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other shareholders.

        For example, CSL may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and the acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration CSL tax or other considerations that may differ from the considerations of us or our other shareholders. Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        Given this concentrated ownership, CSL would have to approve any potential acquisition of us. The existence of a significant shareholder may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company. Moreover, CSL's concentration of stock ownership may adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.

Certain of our executive officers and directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

        Certain of our executive officers and directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These executive officers and directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, these individuals may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management's business affiliations and the potential conflicts of interest of which our shareholders should be aware, see "Certain Relationships and Related Party Transactions."

CSL and its respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable CSL to benefit from corporate opportunities that might otherwise be available to us.

        Our governing documents will provide that CSL and its respective affiliates (including portfolio investments of CSL and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation will, among other things:

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  permit CSL and its respective affiliates to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

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  provide that if CSL or its respective affiliates, or any employee, partner, member, manager, officer or director of CSL or its respective affiliates who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

        CSL or its respective affiliates may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, CSL and its respective affiliates may dispose of equipment or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to CSL and its respective affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

A significant reduction by CSL of its ownership interests in us could adversely affect us.

        We believe that CSL's ownership interest in us provides it with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, CSL will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If CSL sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock and could deprive our investors of the opportunity to receive a premium for their shares.

        Our amended and restated certificate of incorporation will authorize our board of directors to issue preferred stock without shareholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders. These provisions include:

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  after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

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  after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by shareholders holding a majority of the outstanding shares entitled to vote);

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  after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, permitting any action by shareholders to be taken only at an annual meeting or special meeting rather than by a written consent of the shareholders, subject to the rights of any series of preferred stock with respect to such rights;

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  after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, permitting special meetings of our shareholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (prior to such time, a special meeting may also be called at the request of shareholders holding a majority of the outstanding shares entitled to vote);

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  after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, requiring the affirmative vote of the holders of at least        % in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

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  prohibiting cumulative voting in the election of directors;

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  establishing advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders; and

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  providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

        In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a deterrent to a potential acquirer of our company. Please see "—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it considers more likely to be favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, prospects or results of operations.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        A portion of the net proceeds from this offering are expected to be used for general corporate purposes, including funding potential future acquisitions and other capital expenditures. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Investors in this offering will experience immediate and substantial dilution of $            per share.

        Based on an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $            per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $            per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facility will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, our Credit Facility will place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        We may sell additional shares of Class A common stock or securities convertible into Class A common stock in subsequent public offerings. After the completion of this offering, we will have outstanding shares of Class A common stock. This number includes            shares that we and the selling shareholders are selling in this offering and            shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own            shares of our Class B common stock, or, assuming full exercise of the underwriters' option to purchase additional shares, approximately        % of our total outstanding shares. The Existing Owners will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that it receives upon redemption of its shares of Class B common stock in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

        In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of            shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

        We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

        We, all of our directors and executive officers and the selling shareholders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock or securities convertible into Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our Class A common stock.

        Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

We expect to be a "controlled company" within the meaning of NASDAQ rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

        Upon completion of this offering, CSL, through its interests in the Existing Owners, will hold a majority of the voting power of our capital stock. As a result, we expect to be a controlled company within the meaning of NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a controlled company and may elect not to comply with certain NASDAQ corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors as defined under the rules of NASDAQ;

  •
  the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See "Management."

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company adversely changes his or her recommendation with respect to our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

Risks Related to Our Corporate Reorganization and Resulting Structure

We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Ranger LLC and we will be accordingly dependent upon distributions from Ranger LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

        We are a holding company and will have no material assets other than our equity interest in Ranger LLC. Please see "Corporate Reorganization." We will have no independent means of generating revenues. To the extent Ranger LLC has available cash, we intend to cause Ranger LLC to make (i) generally pro rata distributions to its unit holders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement we will enter into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us in an amount at least sufficient to reimburse us for our corporate and other overhead expenses. We will be limited, however, in our ability to cause Ranger LLC and its subsidiaries to make these and other distributions or payments to us due to certain limitations, including restrictions under our Credit Facility and the cash requirements and financial condition of Ranger LLC. To the extent that we need funds and Ranger LLC or its subsidiaries are restricted from making such distributions or payments under applicable laws or regulations or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

        Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Ranger LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Ranger LLC's subsidiaries to make distributions to it. The ability of Ranger LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments entered into by Ranger LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be significant.

        In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by us to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using the estimated impact of state and local taxes) or are deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payments specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

        The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Ranger LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (computed using the estimated impact of state and local taxes) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the redemptions of Ranger Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming Ranger Unit Holder's tax basis in its Ranger Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        Our ability to realize the tax benefits that we currently expect to be available as a result of the increases in tax basis created by redemptions and our ability to utilize the interest deductions imputed under the Tax Receivable Agreement depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which such deductions are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income was insufficient or there were adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows could be negatively affected.

        The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Ranger LLC or us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to our breach of a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year London Interbank Offered Rate ("LIBOR") plus            basis points. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) the assumption that any Ranger Units (other than those held by us) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control that could be in the best interests of holders of our Class A common stock. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the present value of the estimated termination payments would, in the aggregate, be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus            basis points, applied against an undiscounted liability of approximately $             million). The foregoing amount is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

        Please see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

        If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), we would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders' having a continued interest in us or Ranger LLC. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A common stock. Please read "—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

        Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

If Ranger LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Ranger LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that Ranger LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of Ranger Units pursuant to a Redemption Right (or our Call Right) or other transfers of Ranger Units could cause Ranger LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of Ranger Units qualify for one or more such safe harbors. For example, we intend to limit the number of Ranger Unit Holders, and the Ranger LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of Ranger Unit Holders to transfer their Ranger Units and will provide us, as managing member of Ranger LLC, with the right to impose restrictions (in addition to those already in place) on the ability of Ranger Unit Holders to redeem their Ranger Units pursuant to a Redemption Right to the extent we believe it is necessary to ensure that Ranger LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

        If Ranger LLC were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Ranger LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Ranger LLC. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Ranger LLC's assets) were subsequently determined to have been unavailable.

The sale or redemption of 50% or more of the capital and profits interests of Ranger LLC during any twelve-month period will result in the termination of the Ranger LLC partnership for U.S. federal income tax purposes, which could result in significant deferral of depreciation deductions allowable in computing our taxable income.

        Ranger LLC will be considered to have terminated its partnership for U.S. federal income tax purposes if there is a sale or redemption of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Among other consequences, the termination of Ranger LLC for U.S. federal income tax purposes could result in a significant deferral of depreciation deductions allowable in computing Ranger LLC's taxable income, including the taxable income of Ranger LLC that is allocable to us. The termination of Ranger LLC would not affect its classification as a partnership for U.S. federal income tax purposes, but it would result in its being treated as a new partnership for U.S. federal income tax purposes following the termination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements." All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this prospectus. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

        Forward-looking statements may include statements about:

  •
  our business strategy;

  •
  our operating cash flows, the availability of capital and our liquidity;

  •
  our future revenue, income and operating performance;

  •
  our ability to sustain and improve our utilization, revenues and margins;

  •
  our ability to maintain acceptable pricing for our services;

  •
  our future capital expenditures;

  •
  our ability to finance equipment, working capital and capital expenditures;

  •
  competition and government regulations;

  •
  our ability to obtain permits and governmental approvals;

  •
  pending legal or environmental matters;

  •
  marketing of oil and natural gas;

  •
  business or asset acquisitions;

  •
  general economic conditions;

  •
  credit markets;

  •
  our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements;

  •
  uncertainty regarding our future operating results; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the risks described under "Risk Factors" in this prospectus. Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

        We expect to receive net proceeds from this offering of approximately $             million (assuming the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $             million, in the aggregate. We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

        We intend to contribute all of the net proceeds of this offering to Ranger LLC in exchange for            Ranger Units. Ranger LLC will use approximately $23.3 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan, and approximately $40.6 million of the net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement. Ranger LLC will use the remaining net proceeds for general corporate purposes, including funding potential future acquisitions and other capital expenditures. The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Uses of Funds
	(in millions)		(in millions)
Net proceeds from this offering	$	Repayment of Ranger Line of Credit, Ranger Note and Ranger Bridge Loan(1)		$23.3
		Acquisition of high-spec well service rigs, including pursuant to the NOV Purchase Agreement(1)		40.6
		General corporate purposes, including funding potential future acquisitions and other capital expenditures

Total	$	Total	$

(1)
Represents amounts outstanding under the Ranger Line of Credit, Ranger Note and Ranger Bridge Loan, and remaining amounts payable under purchase agreements to acquire high-spec well service rigs, including the NOV Purchase Agreement, as of April 12, 2017.

        As of December 31, 2016, we had $5.0 million of outstanding borrowings under the Ranger Line of Credit, which matures in April 2018 and, as of December 31, 2016, bore interest at 4.12%, and had $6.2 million of outstanding borrowings under the Ranger Note, which is payable in equal monthly installments through May 1, 2019, and as of December 31, 2016, bore interest at 4.12%. On February 22, 2017, we entered into the $11.1 million Ranger Bridge Loan, which matures in February 2018 unless earlier terminated in connection with an initial public offering and bears interest at 15%. The Ranger Bridge Loan was subsequently increased to $12.1 million on April 5, 2017. The outstanding borrowings under the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan were incurred to fund capital expenditures (including, in the case of the Ranger Bridge Loan, pursuant to the NOV Purchase Agreement) and for general corporate purposes. In connection with the consummation of this offering and the use of proceeds therefrom, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan and enter into a new credit agreement providing for a $             million Credit Facility. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Debt Agreements."

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering received by us, after deducting the underwriting discounts and commissions and estimated offering expenses, to increase or decrease, respectively, by approximately $             million, assuming the number of shares offered by us (as set forth on the cover page of this prospectus) remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes, including funding additional potential future acquisitions and other capital expenditures. If the proceeds decrease due to a lower initial public offering price, we would first reduce by a corresponding amount the net proceeds to be used for general corporate purposes, including funding potential future acquisitions and other capital expenditures, and then, if necessary, the net proceeds directed to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement.

 DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, we expect that our Credit Facility will restrict our ability to pay cash dividends to holders of our Class A common stock.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

  •
  on an actual basis; and

  •
  as adjusted to give effect to (i) the transactions described under "Corporate Reorganization" and (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $            per share (the midpoint of the price range set forth on the cover of this prospectus).

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2016
	Actual	As Adjusted
	(in millions, except number of shares and par value)
Cash and cash equivalents	$1.6	$

Long-term debt, including current portion:
Term loans(1)	$7.1		$—
Revolving credit facility(2)	5.0		—

Total long-term debt	12.1
Net parent investment/Shareholders' Equity:
Net parent investment	$112.6		—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), shares authorized, no shares issued and outstanding (As Adjusted)	—
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual) ; shares authorized, shares issued and outstanding (As Adjusted)	—
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual) ; shares authorized, shares issued and outstanding (As Adjusted)	—
Additional paid-in capital	—
Non-controlling interests	—

Total net parent investment/shareholders' equity	112.6

Total capitalization	$124.7	$

(1)
The "Actual" column includes amounts outstanding under the Ranger Note, the Prior Torrent Note (as defined herein) and the Existing Torrent Note (as defined herein) as of December 31, 2016. On February 22, 2017, we entered into the $11.1 million Ranger Bridge Loan. On February 28, 2017, we repaid and terminated the Prior Torrent Note and, prior to the commencement of this offering, we intend to repay and terminate the Existing Torrent Note. On April 5, 2017, the Ranger Bridge Loan was increased to $12.1 million. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Note and the Ranger Bridge Loan.

(2)
The "Actual" column includes amounts outstanding under the Ranger Line of Credit as of December 31, 2016. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit and enter into the new Credit Facility, a $             million senior secured revolving credit facility. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Debt Agreements."

 DILUTION

        Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $             million, or $            per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $             million, or $            per share. This represents an immediate increase in the net tangible book value of $            per share to the Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $            per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of Class A common stock as of December 31, 2016 (after giving effect to our corporate reorganization)	$
Increase per share of Class A common stock attributable to new investors in this offering

As adjusted pro forma net tangible book value per share of Class A common stock after giving further effect to this offering

Dilution in pro forma net tangible book value per share of Class A common stock to new investors in this offering(1)		$

(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $            or $            , respectively.

        The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by the Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Existing Owners and

to be paid by new investors in this offering at $            , calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands)
Existing Owners(1)			%	$		%	$
New investors in this offering(2)

Total			%	$		%	$

(1)
The number of shares disclosed for the Existing Owners includes            shares as selling shareholders in this offering.

(2)
The number of shares disclosed for the new investors does not include the            shares being purchased by the new investors from the Existing Owners in this offering.

        The data in the table excludes            shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

        If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to            , or approximately         % of the total number of shares of Class A common stock.

 SELECTED HISTORICAL COMBINED CONSOLIDATED AND UNAUDITED PRO FORMA CONDENSED FINANCIAL AND OPERATING DATA

        Ranger Inc. was formed in February 2017 and does not have historical financial results. The following table shows summary historical combined consolidated financial information of our Predecessor and summary unaudited pro forma condensed financial data for the periods and as of the dates indicated. The summary historical combined consolidated financial information at December 31, 2015 and 2016, and for the years then ended, was derived from the historical audited combined consolidated financial statements of our Predecessor included elsewhere in this prospectus.

        The summary unaudited pro forma condensed statement of operations for the year ended December 31, 2016 has been prepared to give pro forma effect to (i) the acquisitions of Magna and Bayou, (ii) the transactions described under "Corporate Reorganization" and (iii) this offering and the use of proceeds therefrom, as if each had been completed as of January 1, 2016, in the case of the unaudited pro forma condensed statement of operations data and December 31, 2016, in the case of the unaudited pro forma condensed balance sheet data. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the applicable transactions been consummated on the dates indicated, and do not purport to be indicative of results of operations for any future period. The following table should be read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and the financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Pro Forma Ranger Energy Services, Inc.
	Year Ended December 31,
	2015	2016	2016
			(unaudited)
	(dollars in millions, except share, per share and operational amounts)
Statements of Operations Data:
Revenues:
Well Services	$9.7	$46.3	$
Processing Solutions	11.5	6.5

Total revenues	21.2	52.8
Operating expenses:
Cost of services (excluding depreciation and amortization shown separately):
Well Services	8.2	36.7
Processing Solutions	7.9	2.6

Total cost of services	16.1	39.3
General and administrative	7.8	11.4
Depreciation and amortization	2.1	6.6
Impairment of goodwill	1.6	—

Total operating expenses	27.6	57.3

Operating loss	(6.4)	(4.5)
Interest expense, net	(0.3)	(0.5)

Loss before income taxes	(6.7)	(5.0)

Income tax provision(1)	—	—

Net loss	$(6.7)	$(5.0)	$

Less: net loss attributable to non-controlling interest

Net loss attributable to shareholders			$

Net loss per share:
Basic			$
Diluted
Weighted average shares outstanding:
Basic
Diluted
Statements of Cash Flows Data:
Cash flows used in operating activities	$(5.2)	$(5.2)
Cash flows used in investing activities	(25.5)	(25.4)
Cash flows provided by financing activities	28.9	31.1
Other Data:
Capital Expenditures	$26.8	$12.2	$
Adjusted EBITDA(2)	(2.6)	3.1
Rig Hours(3)	22,780	68,804
Rig Utilization(4)	78%	74%
Balance Sheet Data (at end of year):
Cash and cash equivalents	$1.1	$1.6	$
Working capital (total current assets less total current liabilities)	0.3	10.4
Total assets	54.0	135.7
Long-term debt(5)	10.0	12.1
Total net parent investment/stockholders' equity (including non-controlling interest)	40.3	112.6

(1)
We have not historically been a tax-paying entity subject to U.S. federal and state income taxes, other than Texas franchise tax. The unaudited pro forma condensed financial statements have been prepared on the basis that we will be taxed as a corporation under the U.S. Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity.

(2)
Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related transaction costs, impairment of goodwill and certain other items that we do not view as indicative of our ongoing performance.

We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents a reconciliation of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	Predecessor		Pro Forma Ranger Energy Services, Inc.
	Year Ended December 31,
	2015	2016	2016
	(in millions)		(unaudited)
Net loss	$(6.7)	$(5.0)	$
Interest expense, net	0.3	0.5
Income tax provision (benefit)	—	—
Depreciation and amortization	2.1	6.6
Equity-based compensation	0.1	0.5
Acquisition-related transaction costs	—	0.5
Impairment of goodwill	1.6	—

Adjusted EBITDA	$(2.6)	$3.1	$

(3)
Represents the aggregate number of hours that our well service rigs actively worked during the periods presented.

(4)
Rig utilization is calculated based on (i) the weighted average number of well service rigs owned during the periods presented and (ii) a 55-hour work week per well service rig. For additional information regarding rig utilization, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations—Rig Utilization."

(5)
Includes both current and non-current portions of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Prospectus Summary—Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data," "Selected Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data" and the financial statements and related notes appearing elsewhere in this prospectus. This discussion contains "forward-looking statements" reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We assume no obligation to update any of these forward-looking statements.

 Overview

        We are one of the largest independent providers of high-spec well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 74 well service rigs is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore E&P companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale and the Eagle Ford Shale.

Our Predecessor and Ranger Inc.

        Ranger Inc. was formed on February 17, 2017, and has not and will not conduct any material business operations prior to the transactions described under "Corporate Reorganization," other than certain activities related to this offering. Our Predecessor consists of Ranger Services and Torrent Services on a combined consolidated basis. In connection with the transactions described under "Corporate Reorganization," the Existing Owners will contribute the equity interests in the Predecessor Companies to us in exchange for                  Ranger Units and                  shares of our Class B common stock.

        Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna, a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou, an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions. The historical combined consolidated financial information of our Predecessor is not indicative of the results that may be expected in any future periods. For more information, please see the historical combined consolidated and unaudited pro forma condensed financial statements and related notes thereto included elsewhere in this prospectus.

        We conduct our operations through two segments: Well Services and Processing Solutions. Our Well Services segment has historically consisted of the results of operations of Ranger Services and, as applicable, Magna and Bayou from their respective acquisition dates, while our Processing Solutions segment has historically consisted of the results of operations of Torrent Services. Our Well Services segment provides high-spec well service rigs and complementary equipment and services in the United States, with a focus on technically demanding unconventional horizontal well completion, workover and maintenance operations. These services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Our Processing Solutions segment engages in the rental, installation, commissioning, start-up, operation and maintenance of MRUs, NGL stabilizer units, NGL storage units and related equipment. We operate in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale and the Eagle Ford Shale. For additional information about our assets and operations, please see "Business."

Industry Trends and Outlook

        We operate our business within the oilfield services industry. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. While overall demand for oilfield services in North America has declined from its highs in late 2014 as a result of the downturn in hydrocarbon prices and the corresponding decline in E&P activity, the industry has witnessed a recent increase in demand from its recent lows for these services as hydrocarbon prices have recovered. This demand should continue to increase if, as we expect, E&P companies continue to increase drilling and completion activities. If hydrocarbon prices remain near current levels or rise further, we expect to see further increased drilling and completion activity in the basins in which we operate. However, our cost of services has also historically risen during periods of increasing hydrocarbon prices. These cost increases result from a variety of factors beyond our control, such as increased demand for labor and services. Such costs may rise faster than increases in our revenue if commodity prices rise, thereby negatively impacting our business, liquidity position, financial condition, prospects and results of operations.

        In addition to increased industry activity levels, we expect to benefit from recent increases in the complexity of well completion operations for a significant number of E&P companies, including many of our customers. These industry trends should directly benefit oilfield services companies like us that have the expertise and technological capability to execute increasingly complex well completions and to provide related services and equipment.

        Further, we believe industry contraction and the resulting reduction in oilfield services capacity since late 2014 will benefit us as industry demand increases. Many of our competitors have experienced financial stress, which has led to significant maintenance deferrals and the use of idle equipment for spare parts, significantly increasing the time and cost required for redeployment. In contrast, our recent and planned asset acquisitions and upgrades have positioned us well to benefit from improving market dynamics. Further, during the recent downturn many oilfield service companies significantly reduced their employee headcounts, which will constrain their ability to capitalize on rebounding industry demand, whereas we substantially increased our workforce over the same period.

        In addition, we believe that our Processing Solutions segment will benefit from increased drilling and completion activity in unconventional resource plays. The proprietary, modular equipment that we provide in the Processing Solutions segment generally facilitates, among other things, the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. E&P companies have increasingly focused on exploiting unconventional resource plays in the onshore United States, many of which had no significant oil or natural gas production until unconventional horizontal drilling and completion technologies were developed over the course of the last decade. We believe that continued development of these unconventional resource plays will increase demand for the assets and services provided by our modular Processing Solutions segment.

        For additional information about industry trends and outlook, please see "Industry."

How We Generate Revenues

        We currently generate revenues through the provision of a variety of oilfield services. These services are performed under a variety of contract structures, including a long term take-or-pay contract and various master service agreements, as supplemented by statements of work, pricing agreements and specific quotes. A portion of our master services agreements include provisions that establish pricing arrangements for a period of up to one year in length. However, the majority of those agreements provide for pricing adjustments based on market conditions. The majority of our services are priced based on prevailing market conditions and changing input costs at the time the services are provided, giving consideration to the specific requirements of the customer.

        We recognize revenue in our Well Services segment when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. We price well servicing by the hour or by the day when services are performed. Well servicing is sold without warranty or right of return.

        We recognize revenue in our Processing Solutions segment when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. Revenues from equipment leasing, operations and maintenance services are recognized as earned. These services are sold without warranty or right of return.

Costs of Conducting Our Business

        The principal expenses involved in conducting our business are personnel, repairs and maintenance costs, general and administrative, depreciation and amortization and interest expense. We manage the level of our expenses, except depreciation and amortization and interest expense, based on several factors, including industry conditions and expected demand for our services. In addition, a significant portion of the costs we incur in our business is variable based on the quantities of specific services provided and the requirements of such services.

        Direct cost of services and general and administrative include the following major cost categories: personnel costs and equipment costs (including repair and maintenance).

        Personnel costs associated with our operational employees represent a significant cost of our business. We incurred personnel costs of $29.6 million and $10.0 million for 2016 and 2015, respectively. A substantial portion of our labor costs is attributable to our crews and is partly variable based on the requirements of specific customers and operations. A key component of personnel costs relates to the ongoing training of our employees, which improves safety rates and reduces attrition. We also incur costs to employ personnel to support our services and perform maintenance on our assets. Costs for these employees are not directly tied to our level of business activity.

        We incur significant equipment costs in connection with the operation of our business, including repair and maintenance costs. We incurred aggregate equipment repair and maintenance costs of $5.5 million and $1.5 million for 2016 and 2015, respectively.

How We Evaluate Our Operations

        Our management intends to use a variety of metrics to analyze our operating results and profitability. These metrics include, among others, the following:

  •
  Revenues;

  •
  Operating Income (Loss); and

  •
  Adjusted EBITDA.

        In addition, within our Well Services segment, our management intends to use additional metrics to analyze our activity levels and profitability. These metrics include, among others, the following:

  •
  Rig Hours; and

  •
  Rig Utilization.

Revenues

        We analyze our revenues by comparing actual revenues to our internal projections for a given period and to prior periods to assess our performance. We believe that revenues are a meaningful indicator of the demand and pricing for our services.

Operating Income (Loss)

        We analyze our operating income (loss), which we define as revenues less cost of services, general and administrative expenses, depreciation and amortization, impairment and other operating expenses, to measure our financial performance. We believe operating income (loss) is a meaningful metric because it provides insight on profitability and true operating performance based on the historical cost basis of our assets. We also compare operating income (loss) to our internal projections for a given period and to prior periods.

Adjusted EBITDA

        We view Adjusted EBITDA, which is a non-GAAP financial measure, as an important indicator of performance. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related transaction costs, impairment of goodwill and other non-cash and certain other items that we do not view as indicative of our ongoing performance. See "Prospectus Summary—Summary Historical Combined Consolidated and Unaudited Pro Forma Condensed Financial and Operating Data" and "—Results of Operations—Note Regarding Non-GAAP Financial Measure" for more information and reconciliations of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Rig Hours

        Within our Well Services segment, we analyze rig hours as an important indicator of our activity levels and profitability. Rig hours represent the aggregate number of hours that our well service rigs actively worked during the periods presented. We typically bill customers for our well services on an hourly basis during the period that a well service rig is actively working, making rig hours a useful metric for evaluating our profitability.

Rig Utilization

        Within our Well Services segment, we analyze rig utilization as a further important indicator of our activity levels and profitability. Rig utilization is calculated based on (i) the weighted average number of well service rigs owned during the periods presented and (ii) a 55-hour work week per well service rig. Specifically, we calculate rig utilization by dividing (a) the actual, aggregate operating well service rig hours for the periods presented by (b) the potential aggregate well service rig hours available assuming a 55-hour work week and a mid-month convention whereby a well service rig placed into service during a month, meaning that we have taken delivery of such well service rig and equipped it for operations, is assumed to be operating for one half of such month. The primary factors that have historically impacted, and will likely continue to impact, our actual aggregate well service rig hours for any specified period are (i) customer demand, which, as discussed further under "Industry," is influenced by factors such as commodity prices, the complexity of well completion operations and technological advances in our industry, and (ii) our ability to meet such demand, which is influenced by changes in our fleet size and resulting rig availability, as well as weather, employee availability and related factors. The primary factors that have historically impacted, and will likely continue to impact, our potential aggregate well service rig hours for any specified period are the extent and timing of changes in the size of our well service rig fleet to meet short-term and expected long-term demand, and our ability to successfully maintain a fleet capable of ensuring sufficient, but not excess, rig availability to meet such demand. We believe that rig utilization is a meaningful indicator of the operational efficiency of our core revenue-producing assets, market demand for our well services and our ability to profitably capitalize on such demand.

Factors Impacting the Comparability of Results of Operations

Magna and Bayou Acquisitions

        Our Predecessor's historical combined consolidated financial statements for 2015 and 2016 include the results of operations for the Predecessor Companies, with the results of operations for Magna and Bayou only included from their respective acquisition dates during 2016. As a result, our Predecessor's historical financial data do not give you an accurate indication of what our actual results would have been if such acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For additional information, please see the unaudited pro forma condensed financial statements and related notes included elsewhere in this prospectus.

Public Company Costs

        We expect to incur incremental, non-recurring costs related to our transition to a publicly traded and taxable corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation.

Corporate Reorganization

        We were incorporated to serve as the issuer in this offering and have no previous operations, assets or liabilities. Ranger Services and Torrent Services will be contributed to us in connection with this offering in connection with the transactions described under "Corporate Reorganization" and will thereby become our subsidiaries. As we integrate our operations and further implement controls, processes and infrastructure, it is likely that we will incur incremental selling, general and administrative expenses relative to historical periods.

        In addition, we will enter into a Tax Receivable Agreement with the TRA Holders. This agreement generally will provide for the payment by us to a TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (or are deemed to realize in certain circumstances) in periods after this offering as a result of (i) any tax basis increases resulting from the contribution in connection with this offering by such TRA Holder of all or a portion of its Ranger Units to Ranger Inc. in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the redemption by such TRA Holder of Ranger Units for shares of Class A common stock pursuant to the Redemption Right or our Call Right and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of these cash savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Income Taxes

        Ranger Inc. is a Subchapter C corporation under the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, will be subject to U.S. federal, state and local income taxes. Although the Predecessor Companies are subject to franchise tax in the State of Texas (at less than 1% of modified pre-tax earnings), they have historically passed through their taxable income to their owners for U.S. federal and other state and local income tax purposes and thus were not subject to U.S. federal income taxes or other state or local income taxes. Accordingly, the financial data attributable to our Predecessor contains no provision for U.S. federal income taxes or income taxes in any state or locality other than franchise tax in the State of Texas. We estimate that Ranger Inc. will be subject to U.S. federal, state and local taxes at a blended statutory rate of             % of pre-tax earnings and would have incurred pro forma income tax expense for 2016 of approximately $             million.

        We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

Internal Controls and Procedures

        We and our independent auditors identified a material weakness in our internal control over financial reporting as of December 31, 2016. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to the lack of sufficient qualified accounting personnel, which led to the incorrect application of generally accepted accounting principles, ineffective controls over accounting for non-routine and/or complex transactions, and ineffective controls over the financial statement close and reporting processes.

        We are actively seeking to recruit additional finance and accounting personnel, are evaluating our personnel in all key finance and accounting positions and intend to employ additional finance and accounting personnel prior to the completion of this offering. We can give no assurance that these actions will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.

        We are not currently required to comply with the SEC's rules implementing Section 404 of Sarbanes-Oxley, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of Sarbanes-Oxley, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the year ended December 31, 2018. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act.

Results of Operations

        The following table sets forth our Predecessor's selected operating data for 2016 as compared to 2015.

	Year Ended December 31,		Change
	2015	2016	$	%
	(in millions)
Revenues:
Well Services	$9.7	$46.3	$36.6	377%
Processing Solutions	11.5	6.5	(5.0)	(43)

Total revenues	21.2	52.8	31.6	149
Operating expenses:
Cost of services (excluding depreciation and amortization shown separately):
Well Services	8.2	36.7	28.5	348
Processing Solutions	7.9	2.6	(5.3)	(67)

Total cost of services	16.1	39.3	23.2	144
General and administrative	7.8	11.4	3.6	46
Depreciation and amortization	2.1	6.6	4.5	214
Impairment of goodwill	1.6	—	(1.6)	(100)

Total operating expenses	27.6	57.3	29.7	108

Operating loss	(6.4)	(4.5)	1.9	(30)

Other expenses:
Interest expense, net	(0.3)	(0.5)	(0.2)	67

Net loss	$(6.7)	$(5.0)	$1.7	(25)%

        Revenues.    Revenues for 2016 increased $31.6 million, or 149%, to $52.8 million from $21.2 million for 2015. The increase in revenues by segment was as follows:

          Well Services.    Well Services revenues for 2016 increased $36.6 million, or 377%, to $46.3 million from $9.7 million for 2015. Magna and Bayou represented $30.6 million of the increase. The remaining $6.0 million increase was attributable to "legacy Ranger" (as referred to herein to mean Ranger Services on a historical basis, exclusive of the impact of Magna and Bayou), primarily due to increased demand in our workover rig services, which accounted for $4.4 million, or 73% of the remaining segment increase. The $4.4 million increase in workover rig services included a $5.5 million increase due to a 62% increase in total rig hours for 2016 compared to 2015, offset by a reduction of $1.1 million due to an 8% decrease in the average rig rates for 2016 compared to 2015.

          Processing Solutions.     Processing Solutions revenues for 2016 decreased $5.0 million, or 43%, to $6.5 million from $11.5 million for 2015. The decrease was primarily attributable to a strategic shift by the business to significantly decrease the amount of mobilization and demobilization services and a decrease in the compressor rental services as a result of basin revenue mix changes. The mobilization and demobilization and compressor rental services accounted for $0.7 million and $5.6 million for 2016 and 2015, respectively, or 97% of the change in revenue from 2015 to 2016. The strategic shift was in large part due to a change in business focus from the Bakken Basin to the Permian Basin where customers typically rent compressors directly from compressor rental houses.

        Cost of services (excluding depreciation and amortization shown separately).    Cost of services for 2016 increased $23.2 million, or 144%, to $39.3 million from $16.1 million for 2015. As a percentage of revenue, cost of services was 74% and 76% for 2016 and 2015, respectively. The increase in cost of services by segment was as follows:

          Well Services.     Well Services cost of services for 2016 increased $28.5 million, or 348%, to $36.7 million from $8.2 million for 2015. Magna and Bayou represented $24.1 million of the increase. The remaining $4.4 million increase was attributable to legacy Ranger primarily due to an increase in employee costs of $3.1 million, or 70% of the remaining segment increase, and an increase in travel and repair and maintenance costs of $1.1 million, or 25% of the remaining segment increase.

          Processing Solutions.     Processing Solutions cost of services for 2016 decreased $5.3 million, or 67%, to $2.6 million from $7.9 million for 2015. The decrease was primarily attributable to $4.0 million related to the strategic shift discussed above and $1.0 million for 2015 costs incurred for a customer that lost its leasehold rights in certain land in the Bakken Shale.

        General & Administrative.    General and administrative expenses for 2016 increased $3.6 million, or 46%, to $11.4 million from $7.8 million for 2015. The increase in general and administrative expenses by segment was as follows:

          Well Services.     Well Services general and administrative expenses for 2016 increased $4.4 million, or 122%, to $8.0 million from $3.6 million for 2015. Magna and Bayou represented $4.0 million of the increase. The remaining $0.4 million increase was attributable to legacy Ranger primarily due to an increase in payroll and professional fees of $0.4 million, a $0.4 million increase in travel, office and insurance costs, offset by a $0.4 million decrease in bad debt expense.

          Processing Solutions.     Processing Solutions general and administrative expenses for 2016 decreased $0.8 million, or 19%, to $3.4 million from $4.2 million for 2015. The decrease was primarily attributable to a $0.6 million decrease in travel and office related expenses, a $0.4 million decrease in payroll and professional fees, offset by a $0.3 million increase in bad debt expense in 2016.

        Depreciation and Amortization.    Depreciation and amortization for 2016 increased $4.5 million, or 214%, to $6.6 million from $2.1 million for 2015. The increase in depreciation and amortization expense by segment was as follows:

          Well Services.    Well Services depreciation and amortization expense for 2016 increased $4.2 million, or 300%, to $5.6 million from $1.4 million for 2015. Magna and Bayou represented $3.1 million of the increase. The remaining $1.1 million increase was attributable to legacy Ranger primarily due to fixed assets that were placed in service during 2015, thus having a full year of depreciation for 2016.

          Processing Solutions.     Processing Solutions depreciation and amortization expense for 2016 increased $0.3 million, or 43%, to $1.0 million from $0.7 million for 2015. The increase related to fixed assets that were placed in service during 2015, thus having a full year of depreciation for 2016.

        Impairment of Goodwill.    Impairment for 2016 decreased $1.6 million, or 100%, to zero from $1.6 million for 2015 due to no goodwill impairment recorded in 2016 for our Processing Solutions segment.

        Interest Expense, net.    Interest expense, net for 2016 increased $0.2 million, or 67%, to $0.5 million from $0.3 million for 2015. The increase in other expense by segment was as follows:

          Well Services.     Well Services interest expense, net for 2016 increased $0.3 million, or 300%, to $0.4 million from $0.1 million for 2015. The increase to interest expense, net was attributable to an increase in average borrowing during 2016.

          Processing Solutions.     Processing Solutions interest expense, net for 2016 decreased $0.1 million, or 50%, to $0.1 million from $0.2 million for 2015. The decrease to interest expense, net was attributable to a decrease in average borrowing during 2016.

Note Regarding Non-GAAP Financial Measure

        Adjusted EBITDA is not a financial measure determined in accordance with GAAP. We define Adjusted EBITDA as net loss before interest expense, net, income tax provision (benefit), depreciation and amortization, equity-based compensation, acquisition-related transaction costs, impairment of goodwill and certain other items that we do not view as indicative of our ongoing performance.

        We believe Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of our operating performance when compared to our peers, without regard to our financing methods or capital structure. We exclude the items listed above from net loss in arriving at Adjusted EBITDA because these amounts can vary substantially within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net loss determined in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an indication that our results will be unaffected by the items excluded from Adjusted EBITDA. Our computations of Adjusted EBITDA may not be identical to other similarly titled measures of other companies. The following table presents reconciliations of Adjusted EBITDA to net loss, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	2015			2016			Change $
	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total	Well Services	Processing Solutions	Total
Net loss	$(3.6)	$(3.1)	$(6.7)	$(4.4)	$(0.6)	$(5.0)	$(0.8)	$2.5	$1.7
Interest expense, net	0.1	0.2	0.3	0.4	0.1	0.5	0.3	(0.1)	0.2
Income tax provision (benefit)	—	—	—	—	—	—	—	—	—
Depreciation and amortization	1.4	0.7	2.1	5.6	1.0	6.6	4.2	0.3	4.5
Equity-based compensation	—	0.1	0.1	0.4	0.1	0.5	0.4	—	0.4
Acquisition-related transaction costs	—	—	—	0.5	—	0.5	0.5	—	0.5
Impairment of goodwill		1.6	1.6	—	—	—	—	(1.6)	(1.6)

Adjusted EBITDA	$(2.1)	$(0.5)	$(2.6)	$2.5	$0.6	$3.1	$4.6	$1.1	$5.7

        Adjusted EBITDA for 2016 increased $5.7 million to $3.1 million from $(2.6) million. The increase by segment was as follows:

          Well Services.     Well Services Adjusted EBITDA increased $4.6 million to $2.5 million from $(2.1) million due primarily to an increase in depreciation and amortization of $4.2 million and an increase in net loss of $0.8 million.

          Processing Solutions.     Processing Solutions Adjusted EBITDA increased $1.1 million to $0.6 million from $(0.5) million due primarily to a decrease in net loss of $2.5 million and a decrease in impairment on goodwill of $1.6 million.

Liquidity and Capital Resources

Overview

        We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity have been capital contributions from our owners and commercial borrowings. Following this offering, we expect our primary sources of liquidity to be cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We strive to maintain financial flexibility and proactively monitor potential capital sources to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

        As described in "Use of Proceeds," we intend to contribute all of the net proceeds we receive from this offering to Ranger LLC in exchange for                    Ranger Units. Ranger LLC will use approximately $23.3 million of the net proceeds to fully repay amounts outstanding under the Ranger Line of Credit, Ranger Note and the Ranger Bridge Loan, and approximately $40.6 million of the net proceeds to acquire high-spec well service rigs, including pursuant to the NOV Purchase Agreement. Ranger LLC will use the remaining net proceeds for general corporate purposes, including funding potential future acquisitions and other capital expenditures. Please see "Use of Proceeds." We believe that, following completion of this offering, our cash on hand, operating cash flow and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

        As of December 31, 2016, we had an aggregate of $1.6 million in cash and cash equivalents and $1.8 million in restricted cash.

Capital Expenditures

        As a result of poor market conditions and depressed oil and gas prices in the second half of 2015 and the first half of 2016, we reduced our capital expenditures in 2016 compared to 2015. During 2015, our capital expenditures, excluding acquisitions, were approximately $18.1 million and $8.7 million in our Well Services and Processing Solutions segments, respectively. During 2016, our capital expenditures, excluding acquisitions, were approximately $10.0 million and $2.2 million in our Well Services and Processing Solutions segments, respectively.

        We currently estimate that our capital expenditures for 2017, excluding acquisitions, will be approximately $             million and $             million in our Well Services and Processing Solutions segments, respectively. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives.

Cash Flows

        The following table sets forth our cash flows for the years indicated:

	Year Ended December 31,		Change
	2015	2016	$	%
	(in millions)
Cash flows used in operating activities	$(5.2)	$(5.2)	$—	—%
Cash flows used in investing activities	(25.5)	(25.4)	0.1	(0.4)
Cash flows provided by financing activities	28.9	31.1	2.2	7.6

Net change in cash	$(1.8)	$0.5	$2.3	(128)%

  Operating Activities

        Net cash used in operating activities was $5.2 million for 2016 compared to $5.2 million for 2015. Net operating cash flows stayed consistent due to an increase in depreciation and amortization of $4.5 million, an increase in equity-based compensation of $0.4 million and a reduction in net loss of $1.7 million, offset by a decrease in impairment of goodwill of $1.6 million, a decrease in bad debt expense of $0.1 million, a decrease in the loss on sale of property, plant and equipment of $0.1 million and a decrease associated with changes in working capital of $4.8 million.

  Investing Activities

        Net cash used in investing activities decreased $0.1 million to $25.4 million for 2016 compared to $25.5 million for 2015. The change in investing cash flows is attributable to $16.3 million used in the purchase of businesses in 2016, offset by an increase of $14.8 million for purchases of property, plant and equipment and an increase of $1.6 million from the sale of property, plant and equipment.

  Financing Activities

        Net cash provided by financing activities increased $2.2 million to $31.1 million for 2016, compared to $28.9 million for 2015. The change in cash flows provided by financing activities is attributable to an increase in contributions from CSL of $14.5 million, offset by a decrease of $5.5 million in borrowings of long-term debt, a decrease of payments on third party borrowings of $2.6 million, a $1.0 million decrease in restricted cash, a decrease of principal payments on capital lease obligations of $0.2 million and a decrease of distributions to parent of $3.0 million.

Working Capital

        Our working capital, which we define as total current assets less total current liabilities, totaled $0.3 million and $10.4 million at December 31, 2015 and 2016, respectively.

Our Debt Agreements

        Ranger Services has a $5.0 million revolving line of credit with Iberia Bank expiring April 30, 2018 (the "Ranger Line of Credit"). As of December 31, 2016, there was $5.0 million borrowed against the Ranger Line of Credit. The Ranger Line of Credit is collateralized by substantially all of Ranger Services' assets. Interest varies with the bank's prime rate and the bank's LIBOR. At December 31, 2016, the interest rate was 4.12%. The Ranger Line of Credit requires Ranger Services to comply with certain financial and non-financial covenants as set forth in the agreement and places limits on new debt and capital expenditures.

        In March 2015, Torrent Services, through certain members of its management team, secured a $0.6 million promissory note with Benchmark Bank, which was replaced in April 2016 with a $0.2 million promissory note (the "Prior Torrent Note"). The Prior Torrent Note was repaid in full on February 28, 2017. The Prior Torrent Note also required Torrent Services to comply with certain financial and non-financial covenants.

        In February 2015 (as amended in March 2016), Torrent Services secured a $2.0 million senior credit facility with Texas Capital Bank consisting of a $2.0 million Advancing Term Loan (as defined in the note agreement) (the "Existing Torrent Note"). As of December 31, 2016, there was $0.7 million outstanding under the Existing Torrent Note. The Existing Torrent Note is secured by substantially all of Torrent Services' assets. Interest varies with the bank's prime rate and the bank's LIBOR and is payable quarterly through the maturity of the Existing Torrent Note. The Existing Torrent Note also requires Torrent Services to comply with certain financial and non-financial covenants. We intend to repay the Existing Torrent Note in full prior to the commencement of this offering.

        In April 2015, Ranger Services secured a $7.0 million loan from Iberia Bank, which is evidenced by a promissory note (the "Ranger Note"). Interest varies with the bank's prime rate and the bank's LIBOR and is payable in 60 equal monthly installments, which commenced on May 1, 2016. As of December 31, 2016, the interest rate was 4.12%. Installment payments are due through May 1, 2019, and the note is secured by substantially all of Ranger Services' assets. As of December 31, 2016, the outstanding balance was $6.2 million. The Ranger Note also requires Ranger Services to comply with certain financial and non-financial covenants.

        In February 2017, Ranger Services entered into loan agreements (collectively, the "Ranger Bridge Loan") with each of CSL Energy Opportunities Fund II, L.P. ("CSL Opportunities II"), CSL Energy Holdings II, LLC ("CSL Holdings II") and Bayou Well Holdings Company, LLC ("Bayou Holdings" and, together with CSL Opportunities II and CSL Holdings II, the "Bridge Loan Lenders"), each an indirect equity owner of Ranger Services, evidenced by promissory notes payable to each Bridge Loan Lender, in an aggregate principal amount of $11.1 million. In April 2017, additional borrowings from CSL Opportunities II and CSL Holdings II increased the aggregate principal amount of the Ranger Bridge Loan to $12.1 million. The Ranger Bridge Loan is secured by substantially all of Ranger Services' assets. Each note bears interest at a rate of 15% and matures upon the earlier of February 21, 2018 or ten days after the consummation of an initial public offering. The Ranger Bridge Loan also requires Ranger Services to comply with certain non-financial covenants.

        In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan and enter into a new credit agreement providing for a $             million Credit Facility. We expect that the Credit Facility will be used for capital expenditures and permitted acquisitions, to provide for working capital requirements and for other general corporate purposes. We further expect that the Credit Facility will be secured by certain of our assets, contain various affirmative and negative covenants and restrictive provisions that will limit our ability (as well as the ability of our subsidiaries) to, among other things:

  •
  incur or guarantee additional debt;

  •
  make certain investments and acquisitions;

  •
  incur certain liens or permit them to exist;

  •
  alter our lines of business;

  •
  enter into certain types of transactions with affiliates;

  •
  merger or consolidate with another company; and

  •
  transfer, sell or otherwise dispose of assets.

        In addition, we expect that the Credit Facility will restrict our ability to make distributions on, or redeem or repurchase, our equity interests, except for distributions of available cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Facility. Our Credit Facility will also require us to maintain certain financial covenants.

        We also expect that the Credit Facility will contain events of default customary for facilities of this nature, including, but not limited, to:

  •
  events of default resulting from our failure or the failure of any guarantors to comply with covenants and financial ratios;

  •
  the occurrence of a change of control;

  •
  the institution of insolvency or similar proceedings against us or any guarantor; and

  •
  the occurrence of a default under any other material indebtedness we or any guarantor may have.

        Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Credit Facility, we expect that the lenders will be able to declare any outstanding principal of our Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies.

Contractual and Commercial Commitments

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2016:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions)
Long-term debt obligations(1)	$12.1	$2.3	$9.8	$—	$—
Interest on long-term debt obligations(2)	0.7	0.4	0.3	—	—
Capital lease obligations	0.8	0.5	0.3	—	—
Operating lease obligations	7.4	2.0	3.5	1.9	—

Total	$21.0	$5.2	$13.9	$1.9	$—

(1)
Total long-term debt obligations as of December 31, 2016 included the Ranger Line of Credit, the Ranger Note, the Prior Torrent Note and the Existing Torrent Note. On February 22, 2017, we entered into the $11.1 million Ranger Bridge Loan. On February 28, 2017, we repaid and terminated the Prior Torrent Note and, prior to the commencement of this offering, we intend to repay and terminate the Existing Torrent Note. On April 5, 2017, the Ranger Bridge Loan was increased to $12.1 million. In connection with the consummation of this offering, we intend to fully repay and terminate the Ranger Line of Credit, the Ranger Note and the Ranger Bridge Loan.

(2)
Interest on long-term debt obligations is based on interest rates as of December 31, 2016.

        In addition to the contractual obligations and commercial commitments as of December 31, 2016 listed in the table above, we have entered into agreements during 2017, including the NOV Purchase Agreement, pursuant to which we have acquired eight high-spec well service rigs as of April 12, 2017 (as a result of which our high-spec well service rig fleet increased to 65 total high-spec well service rigs), and will acquire an additional 29 high-spec well service rigs during the remainder of 2017 for an aggregate purchase price under such agreements of approximately $42.1 million, for which $1.5 million of payments have been made as of April 12, 2017, and the remaining $40.6 million of which will be due during the remainder of 2017 and in 2018.

Tax Receivable Agreement

        With respect to obligations we expect to incur under our Tax Receivable Agreement (except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, other forms of business combination or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. We intend to account for any amounts payable under the Tax Receivable Agreement in accordance with ASC 450, Contingencies. Further, we intend to account for the effect of increases in tax basis and payments for such increases under the Tax Receivable Agreement arising from future redemptions as follows:

  •
  when future sales or redemptions occur, we will record a deferred tax liability for the gross amount of the income tax effect along with an offset of 85% of this liability as payable under the Tax Receivable Agreement; the remaining difference between the deferred tax liability and tax receivable agreement liability will be recorded as additional paid-in capital; and

  •
  to the extent we have recorded a deferred tax asset for an increase in tax basis to which a benefit is no longer expected to be realized due to lower future taxable income, we will reduce the deferred tax asset with a valuation allowance.

        For further discussion regarding such an acceleration and its potential impact, please see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Critical Accounting Policies and Estimates

        Our financial statements are prepared in accordance with GAAP. In connection with preparing our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time we prepare our combined consolidated financial statements. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our combined consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates.

        Our significant accounting policies are discussed in our audited historical combined consolidated financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are those most critical to fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Property, Plant and Equipment

  Policy description

        Property, plant and equipment is stated at cost or estimated fair market value at the acquisition date less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset, with estimated useful lives reviewed by management on an annual basis. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Assets under capital lease obligations and leasehold improvements are amortized over the shorter of the lease term or their respective estimated useful lives. Depreciation does not begin until property, plant and equipment is placed in service. Once placed in service, depreciation on property and equipment continues while being repaired, refurbished or between periods of deployment.

  Judgments and assumptions

        Accounting for our property, plant and equipment requires us to estimate the expected useful lives of our fleet and any related salvage value. The range of estimated useful lives is based on overall size and specifications of the fleet, expected utilization along with continuous repairs and maintenance that may or may not extend the estimated useful lives. To the extent the expenditures extends the expected useful life, these expenditures are capitalized and depreciated over the extended useful life.

Long-lived Asset Impairment

  Policy description

        We evaluate the recoverability of the carrying value of long-lived assets, including property, plant and equipment and intangible assets, whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

  Judgments and assumptions

        Our impairment analysis requires us to apply judgment in identifying impairment indicators and estimating future cash flows of our fleets. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge. Key assumptions used to determine the undiscounted future cash flows include estimates of future fleet utilization and demands based on our assumptions around future commodity prices and capital expenditures of our customers.

Business Combinations

  Policy description

        We recognize, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Goodwill as of the acquisition date is measured and recognized as the excess of: (i) the aggregate of the fair value of the consideration transferred, the fair value of any non-controlling interest in the acquiree and the acquisition date fair value of our previously held equity interests over (ii) the fair value of assets acquired and liabilities assumed. These fair values are accounted for at the date of acquisition and included in the combined consolidated balance sheet at December 31, 2016. The results of operations of an acquired business is included in the statement of operations from the date of the acquisition.

  Judgments and assumptions

        We estimate fair value based on the assumptions of market participants and not those of the reporting entity. Fair values are determined through the use of a blended market and income approach. Therefore, entity-specific intentions do not impact the measurement of fair value. Changes to these assumptions could change the fair value estimates used in our business combination accounting.

Revenue Recognition

  Policy description

        We generate revenue from multiple sources within our operating segments.

        Well Services—Well Services consists primarily of maintenance services, workover services, completion services and plugging and abandonment services. We recognize revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. We price well services by the hour or by the day when services are performed. Well services are sold without warranty or right of return. Taxes assessed on revenue transactions are presented on a net basis and are not included in revenue.

        Processing Solutions—Processing Solutions consists primarily of equipment rentals, operations and maintenance services and mobilization services. We recognize revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. Revenues from equipment leasing, operations and maintenance services are recognized as earned. These services are sold without warranty or right of return. Taxes assessed on revenue transactions are presented on a net basis and are not included in revenue.

  Judgments and assumptions

        Recording revenue involves the use of estimates and management judgment. We must make a determination at the time our services are provided whether the customer has the ability to make payments to us. While we do utilize past payment history, and, to the extent available for new customers, public credit information in making our assessment, the determination of whether collectability is reasonably assured is ultimately a judgment decision that must be made by management.

Equity-based Compensation

  Policy description

        We record equity-based payments at fair value on the date of grant, and expense the value of these unit-based payments in compensation expense over the applicable vesting periods. Since we have not historically been publicly traded we do not have a listed price with which to calculate fair value.

  Judgments and assumptions

        We estimate the fair value of our equity-based compensation using an option pricing model that includes certain assumptions, such as volatility, dividend yield and risk free interest rate. Changes in these assumptions could change the fair value of our unit based awards and associated compensation expense in our combined consolidated statements of operations.

Recent Accounting Pronouncements

        See Note 2, "Summary of Significant Accounting Policies—New Accounting Pronouncements" to our Predecessor's historical combined consolidated financial statements as of and for the years ended December 31, 2015 and 2016, included elsewhere in this prospectus, for a discussion of recent accounting pronouncements.

        Under the JOBS Act, we expect that we will meet the definition of an "emerging growth company," which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosure about Market Risks

        The demand, pricing and terms for oil and natural gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the level of prices, and expectations about future prices of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

Interest Rate Risk

        We had an aggregate of $12.1 million outstanding under the Ranger Line of Credit, the Ranger Note, the Prior Torrent Note and the Existing Torrent Note at December 31, 2016, with a weighted average interest rate of 4.36%. A 1.0% increase or decrease in the weighted average interest rate would increase or decrease interest expense by approximately $0.1 million per year. We do not currently hedge our interest rate exposure.

Credit Risk

        The majority of our trade receivables have payment terms of 30 days or less. As of December 31, 2016, the top three trade receivable balances represented 15.1%, 12.5% and 11.7%, respectively, of total accounts receivable. Within our Well Services segment, the top three trade receivable balances represented 15.7%, 13.0% and 12.2%, respectively, of total Well Services accounts receivable. Within our Processing Solutions segment, the top three trade receivable balances represented 37.0%, 20.2% and 19.6%, respectively, of total Processing Solutions accounts receivable. We mitigate the associated credit risk by performing credit evaluations and monitoring the payment patterns of our customers.

Commodity Price Risk

        The market for our services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact the activity levels of our E&P customers. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for our services. We do not currently intend to hedge our indirect exposure to commodity price risk.

Off-Balance Sheet Arrangements

        We currently have no material off-balance sheet arrangements.

BUSINESS

Our Company

        We are one of the largest independent providers of high-spec well service rigs and associated services in the United States, with a focus on technically demanding unconventional horizontal well completion and production operations. We believe that our fleet of 74 well service rigs is among the newest and most advanced in the industry and, based on our historical rig utilization and feedback from our customers, we believe that we are an operator of choice for U.S. onshore E&P companies that require completion and production services at increasing lateral lengths. Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support, such as milling out composite plugs used during hydraulic fracturing; (ii) workover, including retrieval and replacement of existing production tubing; (iii) well maintenance, including replacement of downhole artificial lift components; and (iv) decommissioning, such as plugging and abandonment operations. We also provide rental equipment, including well control packages, hydraulic catwalks and other equipment that are often deployed with our well service rigs. In addition, we own and operate a fleet of proprietary, modular natural gas processing equipment that processes rich natural gas streams at the wellhead or central gathering points. We have operations in most of the active oil and natural gas basins in the United States, including the Permian Basin, the Denver-Julesburg Basin, the Bakken Shale and the Eagle Ford Shale.

        We have invested in a premier fleet of well service rigs. Our customers, which include many of the leading U.S. onshore E&P operators such as EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA, are increasingly utilizing modern horizontal well designs characterized by long lateral lengths that can extend in excess of 12,000 feet. Long lateral length wellbores require increased amounts of completion tubing, which, in turn, require well service rigs with higher operating HP to pull longer tubing strings from the wellbore. Furthermore, long lateral horizontal wells generally utilize taller stacks of wellhead equipment, which drives demand for well service rigs that have taller mast heights capable of accommodating an elevated work floor. These modern horizontal well designs are ideally serviced by "high-spec" well service rigs with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher) rather than competing coiled tubing units and older or lower-spec well service rigs. As of March 31, 2017, approximately 88% of our well service rig fleet meets these specifications, and approximately 69% of our well service rig fleet exceeds these specifications with HP ratings of at least 500 HP and mast heights of at least 104 feet, making our fleet particularly well-suited to perform high-margin, horizontal well completion and production operations. The remaining rigs in our fleet are generally deployed only for plugging and abandonment operations of conventional vertical wells.

        The high-spec well service rigs in our existing fleet, a substantial majority of which has been built since 2012, have an average age of approximately four years and feature modern operating components sourced from leading U.S. manufacturers such as NOV. In February 2017, to meet expected customer demand, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017. However, NOV is not obligated pursuant to the NOV Purchase Agreement to deliver such high-spec well service rigs during 2017, and will not face penalties for delayed delivery, regardless of the length or cause of any delay. Primarily as a result of the NOV Purchase Agreement, our well service rig fleet will expand to 103 rigs and the percentage of our fleet that is high-spec will increase to approximately 91%. The following table provides summary information regarding our high-spec well service rig fleet, including the additional rigs that we expect to be delivered during the remainder of 2017. For additional information, please see "—Properties and Equipment—Equipment—Well Services."

HP Rating(1)	Mast Height	Mast Rating(2)	Manufacturer & Model	Number of High-Spec Rigs
630 HP	112' - 117'	300,000 - 350,000 lbs	NOV 6-C	5	*
500 - 550 HP	104' - 108'	250,000 - 275,000 lbs	NOV 5-C and equivalent	69	**
450 - 475 HP	102' - 104'	200,000 - 250,000 lbs	NOV 4-C and equivalent	20	***

Total				94

(1)
Per manufacturer.

(2)
The mast ratings of our high-spec well service rigs complement their high operating HP and tall mast heights by allowing such rigs to safely support the higher weights associated with the long tubing strings used in long-lateral well completion operations.

*
Includes four rigs expected to be delivered during the remainder of 2017, two of which we expect to have extended mast heights of 117 feet.

**
Includes 19 rigs expected to be delivered during the remainder of 2017.

***
Includes six rigs expected to be delivered during the remainder of 2017.

        The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented services, the demand for which generally increases along with increased capital spending by E&P operators, and production-oriented services, the demand for which is less influenced, on a comparative basis, by such capital spending. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as compared to our competitors. For example, our rig utilization during 2016 (based on (i) the weighted average number of well service rigs owned during such periods and (ii) a 55-hour work week per rig) was approximately 74%, which we believe to be significantly higher than that of our publicly listed competitors in the United States over that period.

        In addition to our core well service rig operations, we offer a suite of complementary services, including wireline, snubbing, fluid management and well service-related equipment rentals. Our rental equipment includes well control packages and hydraulic catwalks, which are typically deployed in conjunction with high-spec well service rigs. These complementary services and equipment are typically procured by the same decision-makers at our customers that procure our well service rigs and are provided by our same field personnel, generating incremental revenues per job while limiting incremental costs to us. Our complementary well completion and production services and equipment strategically enhance our operating footprint, create operational efficiencies for our customers and allow us to capture a greater portion of their spending across the lifecycle of a well.

        We also provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. Our fleet of more than 25 MRUs is modern, reliable and equipped to handle large volumes of natural gas from conventional and unconventional wells while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our customers rely on our purpose-built MRUs to process natural gas to meet pipeline specifications, extract higher value NGLs, process natural gas to conform to the specifications of fuel gas that can be used at wellsites and facilities, and to reduce the amount of hydrocarbons at the flare tip to control emissions of hazardous VOCs.

        We have focused on combining our high-spec rig fleet, complementary well service operations and processing solutions with a highly skilled and experienced workforce, which enables us to consistently and efficiently deliver exceptional service while maintaining high health, safety and environmental standards. We believe that our strong operational performance and safety record provides a strong competitive advantage with current and prospective E&P customers.

Industry Trends

        We believe the demand for our services will continue to increase as a result of a number of favorable industry trends. For example, we believe there are long term fundamental demand trends that will continue to benefit us, including:

  •
  Increasing complexity of well completion operations, including longer laterals and a greater number of frac stages per well;

  •
  Increasing percentage of rigs that are drilling horizontal wells;

  •
  Increasing percentage of total production attributable to older horizontal wells;

  •
  Shift towards liquids-rich development that is reliant on artificial lift technologies and associated well maintenance and workover operations;

  •
  Sizable inventory of DUC wells requiring completion; and

  •
  Increasing customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their health, safety and environmental requirements.

        In addition, we believe pricing for our services will be further enhanced as a result of the following supply factors:

  •
  Limited existing base of high-spec well service rigs;

  •
  Aging of existing well services equipment given the limited investment since the industry downturn in late 2014;

  •
  Limited number of manufacturers capable of building high-spec well service rigs; and

  •
  Lesser reliability of alternative techniques, including coiled tubing, for high-complexity well completions.

        As a result, we expect to benefit from enhanced pricing for our services and continued industry-leading utilization. We believe that increased demand for our services as a result of commodity price trends and the increasing complexity of well completion operations, along with the limited supply of high-spec well service rigs and the relative unreliability of alternative well servicing techniques, present a unique market opportunity for our high-spec well service rig operations and related services. For additional information, please see "Industry."

Our Competitive Strengths

        We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

Leading Provider of High-Spec Well Service Rigs and Associated Services

        We have invested in a premier fleet of well service rigs designed to efficiently execute technically challenging horizontal well completion programs as well as production-oriented well maintenance, workover and decommissioning operations. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017. Primarily as a result of the NOV Purchase Agreement, our total well service rig fleet will expand to 103 rigs and the percentage of our well service rig fleet that is high-spec will increase from approximately 88% (65 rigs) to approximately 91% (94 rigs). Based on Coras data, this makes us one of the largest independent providers of high-spec well service rigs and associated services in the United States. Further, we believe that our fleet of high-spec well service rigs is among the youngest fleet of well service rigs in the industry and is therefore more reliable and better suited to perform work on long lateral horizontal wells than the older fleets of many of our competitors. Additionally, our large and increasingly uniform fleet of high-spec well service rigs facilitates consistency in maintenance, training, in-field performance and service quality to customers. As horizontal well complexity continues to increase, we expect our customers will increasingly rely on high-spec well service rigs to perform both completion and production services. Consequently, we expect demand growth for our fleet of well service rigs to outpace that for many of our competitors' fleets.

Balanced Exposure to Completion and Production Activity

        The composition of our well service rig fleet makes it particularly well-suited to provide both completion-oriented and production-oriented services. Accordingly, we benefit from increased exposure to high-margin unconventional well completion support operations during periods of increased completion activity while maintaining stable growth through workover, well maintenance and decommissioning operations on the growing base of producing wells. The ability of our well service rigs to accommodate the needs of our E&P customers in a variety of economic conditions has historically allowed us to maintain relatively high rig utilization as compared to our competitors. For example, our rig utilization during 2016 was approximately 74%, which we believe to be significantly higher than that of our publicly listed competitors in the United States over that period. Going forward, we believe that our balanced exposure to completion and production activity will continue to result in relatively high rig utilization as compared to our competitors.

Proprietary Natural Gas and NGL Processing Solutions

        We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs that process natural gas at the wellhead or central gathering points to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip. To facilitate the processing of rich natural gas streams in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure, we typically enter into six- to twelve-month rental agreements with customers for our full-service, turnkey solutions, providing us with relatively stable cash flows as compared to the shorter-term agreements often used for similar equipment and services. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. We expect our advanced technology and high-quality service to continue to drive market penetration across the multiple basins in which we operate.

Deep Relationships with Blue-Chip E&P Customers across Multiple Basins

        We are headquartered in Houston, Texas, and have an extensive operating footprint in key unconventional energy plays, including the Permian Basin, the Denver-Julesburg Basin, the Eagle Ford Shale and the Bakken Shale, which are among the most prolific unconventional resource plays in the United States. Our relationships with our broad customer base, which includes EOG Resources, Inc., Oasis Petroleum Inc., Noble Energy, Inc., PDC Energy Inc. and Statoil ASA, enabled us during the recent downturn to maintain higher utilization and stronger financial results than many of our competitors. Our track record of consistently providing high-quality, safe and reliable service has allowed us to develop long-term customer partnerships, which we believe makes us the service provider of choice for many of our customers. In 2014, we entered into a five-year take-or-pay contract with EOG Resources, Inc. for three well service rigs, which was increased in 2015 to six well service rigs, operating in the Eagle Ford Shale in South Texas. During 2016, we worked for 148 distinct customers, including 33 publicly traded companies, with no customer accounting for more than 20% of our annual revenues. As our customers increase their drilling and completion activity, we expect to continue to leverage our current relationships to expand our geographic footprint and to facilitate continued growth in the basins in which we currently operate.

Strong Balance Sheet Enables Strategic Deployment of Capital

        We believe our balance sheet strength, with historically low levels of debt, has allowed us to continue to invest in our equipment and meet working capital requirements required for a fast growing business, while also providing flexibility to opportunistically pursue expansion opportunities. We believe that larger E&P operators prefer well-capitalized service providers that are better positioned to meet service requirements and financial obligations. Many of our primary competitors have high levels of total debt or recently emerged from bankruptcy during which they significantly reduced their capital and maintenance expenditures. By contrast, after giving effect to this offering and the use of proceeds therefrom, we expect to have no outstanding debt, $             million of borrowing capacity under our Credit Facility and approximately $             million of cash on the balance sheet (based on our cash balance as of December 31, 2016), providing us with ample liquidity to support strategic investments to continue to grow our business and enhance market share.

Experienced Management Team Reinforces Dedication to Safety and Reliability

        The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the oilfield services industry. Our senior executives have a strong track record in establishing oilfield service companies and growing them organically and through strategic acquisitions. Our management team is led by our President and Chief Executive Officer, Darron M. Anderson, who has more than 26 years of oil and natural gas experience and a track record of leadership in the oilfield services industry. Each member of our management team possesses significant leadership and operational experience with long tenures in the industry and respective careers at leading companies. We believe that the commitment of our management team to building and supporting a strong company culture has driven our consistent track record of reliability and safety. During 2016, our TRIRs in our Well Services and Processing Solutions segments were 0.72 and 0.00, respectively. Our history of safe operations enables us to qualify for projects with industry leading E&P customers that have stringent safety requirements.

Our Business Strategy

        We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

Capitalize on the Expected Increase in Demand for High-Spec Well Service Rigs

        As a leading owner and operator of modern high-spec well service rigs with an operating footprint and customer relationships in the most active unconventional oil and natural gas basins in the United States, we believe that our company is well positioned to capitalize efficiently on a recovery in unconventional completion and production activity and the resulting demand for high-spec well service rigs. Further, we expect that the relatively high current inventory of DUC wells will drive demand growth for horizontal well completion services that will outpace the growth in the U.S. onshore drilling rig count. Industry reports by Spears forecast that the U.S. onshore market for completion equipment and services is expected to grow at a compound annual growth rate of 26% through 2021, primarily driven by unconventional horizontal wells. We intend to leverage our high quality assets to strategically target higher-margin, horizontal completions-oriented work that typically exceeds the capabilities of coiled tubing and older, lower specification well service rigs. Unconventional oil wells in particular typically require frequent intervention as a result of relatively high utilization of downhole tools and equipment. As the growing base of unconventional producing wells ages, we expect E&P operators to increasingly deploy well service programs in order to increase and sustain production. We are well positioned to provide these services throughout the life of the well to meet this demand, including through well completion support services, workover operations and well maintenance, which should result in stable growth, increased asset utilization, enhanced profitability and relatively limited cyclicality.

Grow Our Fleet of High-Spec Well Service Rigs, Modular MRUs and Associated Equipment

        We have invested in a fleet of high-spec well service rigs through a combination of purchasing new-build rigs from leading U.S. manufacturers and by acquiring and integrating assets from other companies. Primarily as a result of the NOV Purchase Agreement, we expect to accept delivery of an additional 29 high-spec rigs periodically throughout the remainder of 2017. Further, in connection with our continued investment in high-spec well service rigs capable of meeting the most challenging horizontal well demands, we intend to accelerate our utilization of innovative technology systems allowing for the immediate collection and analysis of rig performance data. This data will allow us to operate among the highest levels of efficiency while assisting our customers in developing best well servicing practices.

        We have also invested in differentiated and proprietary assets in our equipment rentals business, including our modern, reliable fleet of modular MRUs. We expect to leverage our strong balance sheet and continue to strategically deploy additional capital to invest in high-spec well service rigs, purpose-built MRUs and complementary rental equipment to service our customers' well completion, production and processing operations.

Develop and Expand Relationships with Existing and New Customers

        We serve well-capitalized customers that we believe will be critical to the long-term development of conventional and unconventional domestic onshore resources in the United States. We intend to continue developing long-term relationships with our customer base of leading E&P operators that value safe and reliable operations and have the financial stability and flexibility to weather most industry cycles. We believe that our strong track record of performance combined with our fleet of high-spec well service rigs will allow us to both develop new customer relationships and expand our existing customer relationships through cross-selling opportunities with respect to our complementary equipment and services. Furthermore, many of our customers have established operations throughout the United States, which we intend to leverage as opportunities for us to enter new geographic regions as well as further strengthen our presence in the regions where we currently operate.

Maintain a Conservative Balance Sheet to Pursue Organic and External Growth Opportunities

        We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility. We actively manage our liquidity by monitoring cash flow, capital spending and debt capacity. For example, as of December 31, 2016, we had only approximately $12.1 million of total combined consolidated long-term debt all of which, in addition to the Ranger Bridge Loan entered into in February 2017, has been or will be repaid prior to or in connection with the consummation of this offering. Our focus on maintaining a strong balance sheet has enabled us to execute our strategy through industry volatility and commodity price cycles. We expect to fund the expansion of our high-spec well service rig fleet and continue to grow our operations with the proceeds from this offering, cash flow from operations, availability under our Credit Facility and capital markets offerings when appropriate.

Reinforce Strong Company Culture through Employee Retention and Dedication to Safety

        We believe that our technically skilled personnel enable us to provide consistently reliable services while maintaining an excellent safety record that surpasses industry averages and meets the expectations of our leading E&P customers. By reinforcing our strong company culture, fostering a dedication to safety through the maintenance of stringent employee screening and training and providing opportunities to work with modern equipment and leading technologies, we expect to continue to experience relatively low turnover of our highly skilled workforce and attract additional talent to continue to deliver exceptional service to our customers.

Our Services

  Well Services

        Our high-spec well service rigs facilitate operations throughout the lifecycle of a well, including, as described in greater detail below, (i) well completion support; (ii) workover; (iii) well maintenance; and (iv) decommissioning. We provide these advanced well services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Our high-spec well service rigs are designed to support growing U.S. horizontal well demands.

        Specifically, our well service rig operations consist primarily of the following:

  •
  Well completion support.  Our well completion support services are utilized subsequent to hydraulic fracturing operations but prior to placing a well into production, and primarily include unconventional well completion operations, including milling out composite plugs, frac sand or other downhole debris or obstructions that were introduced in the well as part of the completion process and installing production tubing and other permanent downhole equipment necessary to facilitate extraction and production.

  •
  Workovers.  Our workover services primarily facilitate major well repairs or modifications required to sustain the flow of oil and natural gas in a producing well. Workovers, which may require a few days to several weeks to complete and generally require additional auxiliary equipment, are typically more complex and more time consuming than well maintenance operations. Workover operations include major subsurface repairs such as repair or replacement of well casing, recovery or replacement of tubing and removal of foreign objects from the wellbore. All of our high-spec well service rigs are designed to perform complex workover operations.

  •
  Well maintenance.  Our well maintenance services, which are generally conducted multiple times throughout the life of a well, provide periodic maintenance required throughout the life of a well to sustain optimal levels of oil and natural gas production. Our well maintenance services primarily include the removal and replacement of downhole production equipment, including artificial lift components such as sucker rods and downhole pumps, the repair of failed production tubing and the repair and removal of other downhole production-related byproducts such as frac sand or paraffin that impair well productivity. These and similar routine maintenance services involve relatively low-cost, short-duration operations that generally experience relatively stable demand notwithstanding changes in drilling activity.

  •
  Decommissioning.  Our decommissioning services primarily include plugging and abandonment, in which our well service rigs and wireline and cementing equipment are used to prepare non-economic oil and natural gas wells to be shut in and permanently or temporarily sealed. Decommissioning work is typically less sensitive to oil and natural gas prices than our other well service rig operations as a result of decommissioning obligations imposed by state regulations.

        In addition to our core well service rig operations, we also offer a suite of complementary services, including well service-related equipment rentals, snubbing, wireline and fluid management services.

  •
  Well Service-Related Equipment Rentals.  Our well service-related equipment rentals consist of a diverse fleet of rental items, including power swivels (hydraulic motor-driven, pipe-rotating machines used to deliver shock-free torque to the drillstring or tubing during well service rig operations), well control packages (equipment used to ensure formation pressure is maintained within the wellbore during well service rig operations), hydraulic catwalks (mechanized lifting devices used to raise and lower drill pipe and tubing to and from the well service rig work floor), frac tanks, pipe racks and pipe handling tools. Our well service-related equipment rentals are typically used in conjunction with the services provided by our well service rigs and, in the last several years, have resulted in incremental associated revenues and enhanced profit margins.

  •
  Snubbing Services.  Our snubbing services consist of using our snubbing units together with our well service rigs in order to perform well maintenance or workover operations on a pressurized well without killing the well. Our snubbing services, which enable operators to safely run or remove pipe and other associated downhole tools into a flowing well, are utilized for well maintenance, workover and well completion activities.

  •
  Wireline Services.  Our wireline services involve the use of wireline trucks equipped with a spool of cable that is unwound and lowered into oil and natural gas wells to convey specialized tools or equipment for well completion, well intervention, pipe recovery, plugging and abandonment and reservoir evaluation purposes.

  •
  Fluid Management Services.  Our fluid management services consist of the hauling of oilfield fluids, including drilling mud, fresh water and saltwater used or produced in well drilling, completion and production. Additionally, we rent tanks to store such fluids at the wellsite.

  Processing Solutions

        In our processing solutions segment, we provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure. We have developed a premium offering that includes proprietary designs on modern processing equipment, including modular MRUs. Our modular units provide flexibility across a broad range of project requirements and operating environments, and are designed to allow for quick mobilization to minimize downtime and increase utilization, particularly in conjunction with the operational support provided by our expert field personnel. Our natural gas processing solutions assist our customers with meeting pipeline specifications, extracting higher value NGLs, providing fuel gas for wellsites and facilities and reducing emissions at the flare tip. Our modular units provide flexibility to match a broad range of project requirements and are designed to allow for quick mobilization and demobilization.

        In addition to our proprietary natural gas and NGL processing equipment, we offer full transportation, installation and ongoing operation services in the field. Our turn-key mobilization services include in-bound transportation, site offloading, installation, commissioning, startup and training of field personnel. Our ongoing operations and maintenance services include daily onsite and callout service, daily field reports and NGL transportation and marketing arrangements. We also employ full-time process and mechanical engineers with significant experience in designing gas treating and processing solutions to provide quality service to our customers.

 Properties and Equipment

Properties

        Our 29,000 square foot corporate headquarters is located at 800 Gessner Street, Suite 1000, Houston, Texas 77024. We lease our general office space at our corporate headquarters. The lease expires in 2020. We currently own or lease the following additional principal properties:

Facility Location	Purpose	Size (sq ft/acres)	Leased or Owned	Lease Expiration	Segment
Houston, Texas	Corporate offices/Field Office	2,756 sq ft	Leased	2017	Processing Solutions
Wharton, Texas	Yard	4 acres	Leased	2018	Well Services
Odessa, Texas	Maintenance Facility/Yard/Field Office	5,000 sq ft/5 acres	Leased	2020	Well Services
Pleasanton, Texas	Maintenance Facility/Yard/Field Office	7,800 sq ft/3 acres	Owned	N/A	Well Services
Milliken, Colorado	Maintenance Facility/Yard/Field Office	124,000 sq ft/23 acres	Owned	N/A	Well Services
Gillette, Wyoming	Maintenance Facility/Yard/Field Office	42,500 sq ft/30 acres	Leased	2018	Well Services
Newtown, North Dakota	Maintenance Facility/Yard/Field Office	10,000 sq ft/3.5 acres	Owned	N/A	Well Services
Williston, North Dakota	Maintenance Facility/Yard/Field Office	10,820 sq ft/4.5 acres	Leased	2018	Well Services
Dickinson, North Dakota	Maintenance Facility/Yard/Field Office	11,120 sq ft/3.5 acres	Owned	N/A	Well Services

        We also lease several smaller facilities, which leases generally have shorter terms. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Equipment

  Well Services

        We have 74 well service rigs in our existing fleet, 65 of which are considered to be "high-spec," with high operating HP (450 HP or greater) and tall mast heights (102 feet or higher). The remaining rigs in our fleet are generally deployed only for plugging and abandonment operations on conventional vertical wells. In February 2017, we entered into the NOV Purchase Agreement, pursuant to which we expect to accept delivery of an additional 28 high-spec well service rigs periodically throughout the remainder of 2017. Primarily as a result of the NOV Purchase Agreement, our well service rig fleet will expand to 103 rigs, 94 of which will be considered to be high-spec.

        The high-spec well service rigs in our existing fleet, the substantial majority of which has been built since 2012, have an average age of approximately four years and feature modern operating components sourced from leading U.S. manufacturers. Approximately 71% of our existing high-spec well service rigs were manufactured by NOV, with the remaining manufactured by Dragon/Cooper, Service King and Rig Works. Please see the table below for additional details regarding our high-spec well service rigs.

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
Existing High-Spec Rig Fleet:
630 HP	112'	300,000 lbs	2010	NOV 6-C
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
550 HP	104'	250,000 lbs	2015	Dragon/Cooper SP-550
550 HP	108'	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108'	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108'	275,000 lbs	2015	Rig Works, Inc. Mustang-550
550 HP	108'	275,000 lbs	2015	Rig Works, Inc. Mustang-550
500 HP	104'	250,000 lbs	2017	NOV 5-C
550 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2015	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2014	NOV 5-C
500 HP	104'	250,000 lbs	2013	NOV 5-C
500 HP	104'	250,000 lbs	2013	NOV 5-C
500 HP	104'	250,000 lbs	2013	NOV 5-C
500 HP	104'	250,000 lbs	2013	NOV 5-C
500 HP	104'	250,000 lbs	2013	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C

(1)
Per manufacturer.

HP Rating(1)	Mast Height	Mast Rating	Year of Manufacture	Manufacturer & Model
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
500 HP	104'	250,000 lbs	2010	NOV 5-C
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2014	Service King 575
475 HP	104'	250,000 lbs	2011	Service King 575
475 HP	104'	250,000 lbs	2009	Service King 575
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2012	NOV 4-C
450 HP	102'	200,000 lbs	2010	NOV 4-C
Expected 2017 Additions:
630 HP	117'	350,000 lbs	2017	NOV 6-C
630 HP	117'	350,000 lbs	2017	NOV 6-C
630 HP	112'	300,000 lbs	2017	NOV 6-C
630 HP	112'	300,000 lbs	2017	NOV 6-C
550 HP	104'	250,000 lbs	2016	Dragon/Cooper SP-550
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
500 HP	104'	250,000 lbs	2017	NOV 5-C
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2017	NOV 4-C
450 HP	102'	200,000 lbs	2017	NOV 4-C

(1)
Per manufacturer.

        In connection with the operations of our high-spec well service rigs, we also maintain a supply of additional service and rental equipment, including accumulators, acid and frac tanks, motor vehicles, trailers, tractors, catwalks, cementing units, snubbing units, pipe racks, power swivels, ram block assemblies, rig pumps and related items.

  Processing Solutions

        We have a fleet of more than 25 MRUs that are modern, reliable and equipped to handle large volumes of natural gas while operating across a broad array of oilfield conditions with minimal downtime and maintenance. Our MRUs are constructed and assembled by third-party vendors in accordance with our proprietary designs and with our oversight of sourcing and procurement. Our MRUs can be stacked and scaled to handle a broad range of projects and natural gas volumes (i.e., 10, 20, 30, 40, 50 MMscfd and beyond). Our MRUs can generate temperatures down to –20 degrees Fahrenheit. In addition, we own and operate five (5) auxiliary NGL stabilizer units (designed to assist our MRUs that require additional capacity to separate and capture valuable NGLs), over 40 NGL storage tanks with bulkhead delivery systems and capacities of 18,000 gallons, fourteen trailer-mounted natural gas generators and additional supporting auxiliary equipment. Our proprietary natural gas and NGL processing equipment is generally designed to be mobile and purpose-built to increase efficiency and productivity while reducing safety risks.

Sales and Marketing

        Our sales and marketing activities typically are performed through our local operations in each geographical region, and are supported by sales representatives at our corporate headquarters. Our senior management also takes an active role in supporting our local sales and marketing operations and personnel. We believe our local field sales personnel understand the region-specific issues and customer operating procedures and therefore can more effectively target marketing activities. Our sales representatives work closely with our local managers and field sales personnel to target market opportunities.

Customers

        We have strong relationships with a broad customer base, including EOG Resources, Inc., Noble Energy, Inc., Oasis Petroleum Inc., PDC Energy Inc. and Statoil ASA. During 2016, we worked for 148 distinct customers, including 33 publicly traded companies. During 2016, EOG Resources, Inc. and PDC Energy Inc. each accounted for more than 10% of our revenues. During 2015, EOG Resources, Inc. and Whiting Petroleum Corporation each accounted for more than 10% of our revenues. Within our Well Services segment, our top five customers represented approximately 77% and 62% of our revenues for 2015 and 2016, respectively. Within our Processing Solutions segment, our top five customers represented approximately 98% and 90% of our revenues for 2015 and 2016, respectively.

Suppliers

        We have built strong relationships with the manufacturers of our high-spec well service rigs. and we believe we will continue to have timely access to new, high-spec rigs as we continue to grow. For example, in February 2017, we entered into the NOV Purchase Agreement to meet expected customer demand for our high-spec well service rigs. Further, we have built strong relationships with the third-party suppliers and other vendors that we use to assemble our MRUs and related modular processing equipment, and believe we will continue to have timely access to new MRUs and related equipment as we continue to grow.

        In addition, our internal supply chain team manages sourcing and logistics to ensure flexibility and continuity of supply in a cost effective manner across our areas of operation. We have built long-term relationships with multiple industry leading suppliers of materials and equipment. We purchase a wide variety of materials, parts and components that are manufactured and supplied for our operations. We are not dependent on any single source of supply for those parts, supplies or materials. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis.

Competition

        The markets in which we operate are highly competitive. We provide services in various geographic regions across the United States, and our competitors include many large and small oilfield service providers, including some of the largest integrated service companies. Specifically, our primary competitors in the well services market include Basic Energy Services, Inc., C&J Energy Services, Inc., Forbes Energy Services Ltd., Key Energy Services Inc. and Pioneer Energy Services Corp., and we view Pioneer Energy Services as our most significant competitor in the high-spec well service rig market. In the processing solutions market our primary competitors include GTUIT, LLC, Kinder Morgan Treating LP and Schlumberger Limited. In addition, our industry is highly fragmented and we compete regionally with a significant number of smaller service providers.

        We believe that the principal competitive factors in the markets we serve are technical expertise, equipment capacity, work force competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Cyclical Nature of Industry

        We operate in a highly cyclical industry. The key factor driving demand for our services is the level of drilling activity by E&P companies, which in turn depends largely on the current and anticipated economics of new well completions. Global supply and demand for oil and the domestic supply and demand for natural gas are critical in assessing industry outlook. Demand for oil and natural gas is cyclical and subject to large, rapid fluctuations. E&P companies tend to increase capital expenditures in response to increases in oil and natural gas prices, which generally results in greater revenues and profits for oilfield service companies such as ours. Increased capital expenditures also ultimately lead to greater production, which historically has resulted in increased inventories and reduced prices which in turn tend to reduce demand for oilfield services. For these reasons, the results of our operations may fluctuate from quarter to quarter and from year to year, and these fluctuations may distort comparisons of results across periods.

Seasonality

        Our results of operations have historically reflected seasonal tendencies relating to holiday seasons, inclement weather and the conclusion of our customers' annual drilling and completion capital expenditure budgets. Our most notable declines occur in the first and fourth quarters of the calendar year for the reasons described above. Additionally, some of the areas in which we have operations, including the Denver-Julesburg Basin and the Bakken Shale, are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice, wind or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues, or we could suffer weather-related damage to our facilities and equipment resulting in delays in operations. The exploration activities of our customers may also be affected during such periods of adverse weather conditions.

 Segment Information

        For additional information on our operations by segment, see Note 10, "Segment Reporting" to our Predecessor's historical combined consolidated financial statements as of and for the years ended December 31, 2015 and 2016, included elsewhere in this prospectus.

Environmental and Occupational Safety and Health Matters

        Our operations, which support the oil and natural gas exploration, development and production activities pursued by our customers, are subject to stringent and comprehensive federal, regional, state and local laws and regulations governing occupational safety and health, the discharge of materials into the environment, solid and hazardous waste management, transportation and disposal, and environmental protection. These laws and regulations may, among other things (i) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (ii) require remedial measures to mitigate or clean-up pollution from former and ongoing operations; (iii) impose restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in formations in connection with oil and natural gas drilling and production activities; (iv) impose specific safety and health standards or criteria addressing worker protection; and (v) impose substantial liabilities for pollution resulting from our operations. Numerous governmental entities, including the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of delays in the permitting or performance of projects; the issuance of orders enjoining performance of some or all of our operations in a particular area; and governmental or private claims for personal injury or property or natural resource damages.

        The trend in environmental regulation has been to place more restrictions and limitations on activities that may adversely affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly completion activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Our customers may also incur increased costs or delays or restrictions in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.

        The following is a summary of the more significant existing environmental and occupational safety and health laws, as amended from time to time, to which our business is subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Worker Health and Safety

        We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA"), and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances.

Radioactive Materials

        Some of our operations utilize equipment that contains sealed, low-grade radioactive sources. Our activities involving the use of radioactive materials are regulated by the United States Nuclear Regulatory Commission ("NRC") and state regulatory agencies under agreement with the NRC. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such radioactive materials. Historically, our radioactive materials compliance costs have not had a material adverse effect on our business, liquidity position, financial condition, prospects or results of operations; however, there can be no assurance that such costs will not be material in the future. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, injunctions prohibiting some or all of our operations in a particular area, and assessment of sanctions, including administrative, civil and criminal penalties.

Hazardous Substances and Wastes and Naturally Occurring Radioactive Materials

        The Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, regulate the generation, treatment, storage, transportation, disposal and clean-up of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, individual states can have delegated authority to administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. In the course of our operations, we generate industrial wastes, such as paint wastes, waste solvents and waste oils that are regulated as hazardous wastes. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA's less stringent non-hazardous waste provisions, or other state or federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, the EPA is required by a consent decree to propose a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and natural gas wastes or sign a determination that revision of the regulations is not necessary no later than March 15, 2019. If EPA proposes a rulemaking for revised oil and natural gas waste regulations, the consent decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A reclassification of drilling fluids, produced waters and related wastes as hazardous under RCRA could result in an increase in our, as well as the oil and natural gas exploration and production industry's, costs to manage and dispose of generated wastes, which could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Additionally, other wastes handled at exploration and production sites or generated in the course of providing well services may not fall within this exclusion.

        Naturally Occurring Radioactive Materials ("NORM") may contaminate extraction and processing equipment used in the oil and natural gas industry. The waste resulting from such contamination is regulated by federal and state laws. Standards have been developed for: worker protection; treatment, storage, and disposal of NORM and NORM waste; management of NORM-contaminated waste piles, containers and tanks; and limitations on the relinquishment of NORM contaminated land for unrestricted use under RCRA and state laws. We may incur significant costs or liabilities associated with elevated levels of NORM.

        The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), and comparable state laws impose strict, joint and several liability for environmental contamination and damages to natural resources without regard to fault or the legality of the original conduct on certain classes of persons. These persons include owners and operators of real property impacted by a release of hazardous substances and any company that transported, disposed of, or arranged for the transport or disposal of hazardous substances to or at the site. Under CERCLA, such persons may be liable for, among other things, the costs of remediating the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. In addition, where contamination may be present, it is not uncommon for the neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs.

Water Discharges and Discharges into Belowground Formations

        The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. The CWA and analogous state laws also may impose substantial civil and criminal penalties for non-compliance including spills and other non-authorized discharges.

        The Oil Pollution Act of 1990 ("OPA") sets minimum standards for prevention, containment and cleanup of oil spills. The OPA applies to vessels, offshore facilities, and onshore facilities, including exploration and production facilities that may affect waters of the United States. Under the OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the United States.

        Our oil and natural gas producing customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. When caused by human activity, such events are called induced seismicity. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. States may, from time to time, develop and implement plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. In addition, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customer wastewater to shut down disposal wells, which developments could adversely affect our customers' business and result in a corresponding decrease in the need for our services, which would could have a material adverse on our business, liquidity position, financial condition, prospects and results of operations.

Air Emissions

        Some of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act ("CAA") and analogous state laws require permits for certain facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. These laws and their implementing regulations also impose limitations on air emissions and require adherence to maintenance, work practice, reporting and record keeping, and other requirements. Failure to obtain a permit or to comply with permit or other regulatory requirements could result in the imposition of sanctions, including administrative, civil and criminal penalties. In addition, we or our customers could be required to shut down or retrofit existing equipment, leading to additional capital or operating expenses and operational delays.

        Many of these regulatory requirements, including NSPS and Maximum Achievable Control Technology standards, are expected to be made more stringent over time as a result of stricter ambient air quality standards and other air quality protection goals adopted by the EPA. Compliance with these or other new regulations could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact on our business. For example, the EPA issued final CAA regulations in 2012 that include NSPS standards for completions of hydraulically fractured natural gas wells, compressors, controllers, dehydrators, storage tanks, natural gas processing plants and certain other equipment. In June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for VOCs from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities, and is formally seeking additional information from oil and natural gas producing companies as necessary to eventually expand these final rules to include existing equipment and processes. In April 2017, the EPA announced that it will review this rule and, if appropriate, will initiate reconsideration proceedings to revise or rescind the rule.

        In addition, some of our customers operate on federal or tribal lands, and are thus subject to additional requirements, including those impose by tribal authorities and the BLM. For example, in June 2016, the EPA issued an FIP to implement the Federal Minor New Source Review Program on tribal lands for oil and gas production. The FIP creates a permit-by-rule process for minor sources that also incorporates emission limits and other requirements under various federal air quality standards, applying them to a range of equipment and processes used in oil and gas production. The FIP does not apply in areas of ozone non-attainment. As a result, the EPA may impose area-specific regulations in certain areas identified as tribal lands that may require additional emissions controls on existing equipment. Such requirements will likely result in increased operating and compliance costs for our customers in these regions.

        In November 2016, the BLM finalized a rule regulating the venting and flaring of natural gas, leak detection, air emissions from equipment, well maintenance and unloading, drilling and completions and royalties potentially owed for loss of such emissions from oil and natural gas facilities producing on federal and tribal leases. The final rule became effective in January 2017 and is the subject of pending litigation filed by oil and natural gas trade associations and certain states seeking to modify or overturn the rule.

        Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase costs for us and our customers. Moreover, our business could be materially affected if these or other similar requirements increase the cost of doing business for us and our customers, or reduce the demand for the oil and natural gas our customers produce, and thus have an adverse effect on the demand for our services.

Climate Change

        In the United States, domestic efforts to curb GHG emissions continue be led by the EPA's GHG regulations as well as state and regional efforts aimed at tracking and/or reducing GHG emissions by means of cap and trade programs. In addition, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, restrict emissions of GHGs under existing provisions of the CAA and may require the installation of "best available control technology" to limit emissions of GHGs from any new or significantly modified facilities if they would otherwise emit large volumes of GHGs together with other criteria pollutants. Also, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and natural gas production, processing, transmission and storage facilities in the United States on an annual basis, including gathering and boosting stations as well as completions and workovers from hydraulically fractured oil wells. The EPA has also taken steps to limit methane emissions, a GHG, from certain new modified or reconstructed facilities in the oil and natural gas sector.

        In December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that requires member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. The Paris Agreement entered into force in November 2016 and the United States is one of over 100 nations that indicated an intent to comply with the agreement. Although this agreement does not create any binding obligations for nations to limit their GHG emissions, it does include pledges to voluntarily limit or reduce future emissions. Substantial limitations on GHG emissions could adversely affect demand for the oil and natural gas our customers produce and lower the value of their reserves, which developments could reduce demand for our services and have a corresponding material adverse effect on our business, liquidity position, financial condition, prospects and results of operations.

        Finally, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations.

Hydraulic Fracturing

        Our customers are reliant on hydraulic fracturing services in connection with their production of oil and natural gas. Hydraulic fracturing stimulates production of oil and/or natural gas from dense subsurface rock formations by injecting water, sand and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production.

        Hydraulic fracturing typically is regulated by state oil and natural gas commissions, but the EPA has asserted federal regulatory authority pursuant to the Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel fuel and issued permitting guidance in February 2014 that applies to such activities. The EPA also finalized rules in June 2016 that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. In addition, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources in December 2016. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

        Additionally, the EPA issued final CAA regulations in 2012 and in June 2016 governing performance standards, including standards for the capture of emissions of methane and VOCs released during hydraulic fracturing; published in June 2016 an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and published in May 2014 an Advance Notice of Proposed Rulemaking regarding Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. The BLM finalized a rule in March 2015 establishing standards for hydraulic fracturing on federal and American Indian lands. In June 2016, a Wyoming federal judge struck down this final rule, finding that the BLM lacked authority to promulgate the rule. That decision was appealed by the federal government but, in March 2017, the BLM asked the U.S. Court of Appeals for the Tenth Circuit to stay the proceeding while the agency considers repealing the rule.

        In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, well construction and temporary or permanent bans on hydraulic fracturing in certain areas. For example, Texas, Colorado and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal, and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make it more difficult or costly to perform hydraulic fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could result in decreased oil and natural gas exploration and production activities and, therefore, adversely affect demand for our services and our business. Such laws or regulations could also materially increase our costs of compliance and doing business.

        Historically, our environmental compliance costs have not had a material adverse on our business, liquidity position, financial condition, prospects and results of operations; however, there can be no assurance that such costs will not be material in the future. It is possible that substantial costs for compliance or penalties for non-compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

State and Local Regulation

        Our operations, and the operations of our customers, are subject to a variety of state and local environmental review and permitting requirements. Some states have state laws similar to major federal environmental laws and thus our operations are also subject to state requirements that may be more stringent than those imposed under federal law. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project's impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations, and scenic areas. Texas has specific permitting and review processes for oilfield service operations, and state agencies may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building, and transportation requirements.

 Motor Carrier Operations

        We operate as a motor carrier and therefore are subject to regulation by the DOT and various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations; regulatory safety; hazardous materials labeling, placarding and marking; financial reporting; and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and weight and dimension specifications of equipment, drug testing of drivers and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period and requiring onboard black box recorder devices or limits on vehicle weight and size.

        Interstate motor carrier operations are subject to safety requirements prescribed by DOT. Intrastate motor carrier operations are subject to safety regulations that often mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. DOT regulations also mandate drug testing of drivers. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Intellectual Property

        We believe our trademarks and other protections for our proprietary technologies are adequate for the conduct of our business. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we take commercially reasonable measures to protect trade secrets and other confidential and/or proprietary information relating to the technologies we develop.

Risk Management and Insurance

        Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or hazardous materials into the environment. These conditions can cause:

  •
  disruption or suspension of operations;

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  substantial repair or replacement costs;

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  personal injury or loss of human life;

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  significant damage to or destruction of property and equipment;

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  environmental pollution, including groundwater contamination;

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  unusual or unexpected geological formations or pressures and industrial accidents; and

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  substantial revenue loss.

        In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource-related matters.

        Claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

        We do not have insurance against all risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

        We typically enter into MSAs with our customers. Our MSAs delineate our and our customers' respective indemnification obligations with respect to the services we provide. Generally, under our MSAs, we assume responsibility for pollution or contamination originating above the surface from our equipment or handling. However, our customers assume responsibility for all other pollution or contamination that may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. The assumed responsibilities include the control, removal and clean-up of any pollution or contamination. In such cases, we may be exposed to additional liability if we are negligent or commit willful acts causing the pollution or contamination. Generally, our customers also agree to indemnify us against claims arising from their employees' personal injury or death, in the case of our operations, to the extent that their employees are injured by such operations, unless the loss is a result of our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from the gross negligence or willful misconduct of our customer. The same principles apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited by negligence or misconduct. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.

Legal Proceedings

        We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our business, liquidity position, financial condition, prospects or results of operations. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition.

Employees

        As of December 31, 2016, we had approximately 635 employees and no unionized labor. We hire independent contractors on an as-needed basis. We believe we have satisfactory relations with our employees.

INDUSTRY

        Unless otherwise indicated, the market data and certain other statistical information set forth in this "Industry" section is based on independent industry publications, government publications and other published sources, including data from Coras, Spears, Qittitut and Drillinginfo. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling shareholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

 Overview

        We operate our business within the oilfield services industry. Demand for oilfield services is primarily driven by the level of drilling, completion and production activity by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. Over the past decade, the increased development of unconventional oil and natural gas reserves in North America has resulted in a significant growth in oil and natural gas production. However, beginning in the second half of 2014, oil and natural gas prices began to decline after the posted WTI price of oil reached a peak of $107.26 per Bbl in June 2014 and the posted Henry Hub price of natural gas reached a peak of $6.15 per MMBtu in February 2014. Significant declines in oil and natural gas prices continued through 2015 and parts of 2016, driving a reduction in the drilling, completion and production activities of the majority of E&P companies and, as a result, a reduction in the demand for oilfield services, leading to a decline in utilization across the industry.

        Reduced drilling and completion spending during 2015 and 2016 has resulted in a decline in the production of oil and natural gas in North America. Furthermore, an agreement in late 2016 by members of OPEC to reduce production, and thereby limit supply, has provided additional support for recent increases in oil and natural gas prices. For example, WTI benchmark oil prices have recovered by approximately 93% from a low of $26.21 per Bbl in February 2016 to $50.54 per Bbl at the end of March 2017. Henry Hub natural gas prices have increased by approximately 91% from a low of $1.64 per MMBtu in March 2016 to $3.13 per MMBtu at the end of March 2017.

        In response to the improved expected financial returns generated by these recent increases in oil and natural gas prices, E&P companies have generally increased their capital budgets thus far in 2017 as compared to 2016. Accordingly, the onshore U.S. drilling rig count has recovered by approximately 104% from a low of 404 rigs in May 2016 to 824 rigs in March 2017. Further, during the same time period, the number of drilling rigs drilling horizontal wells has risen from 314 to 685 and the number of drilling rigs targeting oil production has increased from 318 to 662. In addition, the number of active well service rigs in the United States has increased from 989 in May 2016 to 1,099 in January 2017. We expect to see continued increases in activity and pricing for oilfield services if commodity prices remain near current levels or rise further.

Our Segments

        Within the broader oilfield services industry, we conduct our operations through two segments: Well Services and Processing Solutions. As part of the oilfield services industry, our Well Services and Processing Solutions segments are generally influenced by the macroeconomic trends identified above under "—Overview." For example, as illustrated in the chart below, the U.S. onshore well services market has seen increased activity in recent years that largely coincides with increased drilling and completion spending by U.S. onshore E&P companies.

 U.S. Upstream Activity

Source: Spears Drilling & Production Outlook, March 2017; Spears Well Servicing: Market Evaluation to 2021, March 2017; and Spears Well Servicing: Market Evaluation Excerpts, December 2016.

        In addition to such macroeconomic trends, however, our Well Services and Processing Solutions segments are impacted by a number of specific secular industry and market trends, as set forth in greater detail below.

Well Services

        Historically, the market for well services in the United States has been driven by well maintenance and workover operations on conventional wells, the majority of which are vertical. However, Coras estimates that more than 100,000 new horizontal shale wells have been brought online over the last decade, driven by a structural shift towards unconventional oil and natural gas development. Further, according to Spears, a total of approximately 66,900 horizontal wells are expected to be drilled in the United States from 2017 to 2021.

        Demand for our high-spec well service rigs and associated services is driven largely by the complexity of horizontal well completion and production operations, which has increased in recent years for a significant number of E&P companies, including many of our customers. Specifically, we believe that the following fundamental trends will continue to benefit us:

  •
  Increasing complexity of well completion operations, including longer laterals and a greater number of frac stages per well;

  •
  Increasing percentage of rigs that are drilling horizontal wells;

  •
  Increasing percentage of total production attributable to older horizontal wells;

  •
  Shift towards liquids-rich development that is reliant on artificial lift technologies and associated well maintenance and workover operations;

  •
  Sizable inventory of DUC wells requiring completion; and

  •
  Increasing customer focus on well-capitalized, safe and efficient service providers that can meet or exceed their health, safety and environmental requirements.

        In the near to medium-term, we expect that the relatively large current inventory of DUC wells across major U.S. shale plays will provide an incremental demand catalyst for our completion-oriented well services. According to the U.S. Energy Information Administration, the number of DUC wells in the major U.S. shale plays increased from 3,687 in December 2013 to 5,381 in January 2017. Completion of DUC wells should provide an incremental demand driver until the overall level of the DUC inventory decreases to normalized levels, which Spears estimates as 1,500 to 2,000 DUC wells.

        Going forward, we expect that unconventional, long-lateral horizontal wells will drive the demand for our high-spec well service rigs for both the completion of new wells and for maintenance and workover operations to sustain production on the growing inventory of horizontal unconventional wells. According to data from the Energy Information Administration and Drillinginfo, the contribution of horizontal wells to total onshore U.S. crude oil production has increased rapidly over the last five years, representing approximately 66% of such production from the lower 48 states in 2016 as compared to approximately 39% in 2012. Further, the contribution to total onshore U.S. crude oil production of horizontal wells completed more than three years ago, which are typically the most likely to require workover and maintenance services, represented approximately 16% of such production in the lower 48 states in 2016, or approximately four times greater than that in 2012. Furthermore, the majority of wells being completed today are horizontal and are expected to require workover and well maintenance to sustain production as they age.

Onshore L-48 U.S. Crude Oil Production

Source: EIA and Drillinginfo.

        Due to the fundamental trends identified above, we expect that the growth in demand for our high-spec well service rigs and related services will significantly outpace the growth in drilling rig count in the U.S. oil and natural gas industry.

        We believe that the shift by U.S. E&P operators in recent years towards horizontal wells to develop unconventional oil and natural gas resources has resulted in a structural shift favoring high-spec well service rigs over existing low-spec well service rigs. For example, as illustrated in the chart below, the relative demand for high-spec workover rigs has increased significantly in recent years, with the majority of estimated workover rig demand for 2016 attributable to high-spec rigs.

 Estimated Workover Rig Demand by Specificiation

Source: Coras industry report.

        Considering the market dynamics described above, we believe pricing for our services will be further enhanced as a result of the following supply factors:

  •
  Limited existing base of high-specification well service rigs;

  •
  Aging of existing well services equipment given the limited investment since the industry downturn in late 2014;

  •
  Limited number of manufacturers capable of building high-specification well service rigs; and

  •
  Lesser reliability of alternative techniques, including coiled tubing, for high-complexity well completions.

        According to Coras, the vast majority of total available (including active, idle and stacked) well service rigs in the United States remain poorly suited for unconventional, long-lateral horizontal well applications. Coras classifies well service rigs with capacities of 450 HP or more and mast heights of 102 feet or higher as high-spec well service rigs that are ideally suited to service unconventional, long-lateral horizontal wells. Coras reports that the U.S. oil and natural gas industry is expected to require 1,000 to 1,500 of such ideally suited high-spec well service rigs over the next three years, as compared to an estimated current total industry fleet of 770 as of February 28, 2017.

        Moreover, alternative techniques for well completion, such as the deployment of coiled tubing units for drill-out operations, have increasingly become less common as wellbore lateral lengths have continued to increase beyond the point where coiled tubing can reliably be deployed for well completion. Based on discussions with our E&P customers, we believe that coiled tubing units generally begin to decrease in effectiveness at lateral lengths in excess of 8,000 feet. Spears estimates that in 2016, wells with lateral lengths in excess of 8,000 feet accounted for approximately 98% of the horizontal wells drilled in the Bakken Shale, approximately 50% of the horizontal wells drilled in the Permian Basin and approximately 42% of the horizontal wells drilled in the Rocky Mountains region, including the Denver-Julesburg Basin. Increased lateral lengths in these and other basins are generally prompting operators to shift from using coiled tubing units to more reliable high-spec well service rigs. For example, according to Qittitut, approximately 45% of horizontal well completion drill-outs in 2016 were completed with well service rigs, as compared to approximately 25% in 2012.

        Further, we believe that the U.S. well service market has recently become, and currently remains, very fragmented. A number of the large well service companies have high levels of total debt or have recently emerged from bankruptcy during which they significantly reduced their capital and maintenance expenditures in favor of restructuring operations to fulfill credit obligations. We believe that smaller well service providers, on the other hand, are often unable to satisfactorily meet the expectations of E&P companies due to a combination of low-spec well service rig fleets, inconsistent service quality and health, safety and environmental concerns. In addition, the number of companies capable of manufacturing high-spec well services rigs is limited, with each new-build rig requiring approximately three months for fabrication and delivery. Accordingly, we believe that we hold key competitive advantages required to benefit from the expected demand and supply trends favoring high-spec well service rigs and associated services.

Processing Solutions

        E&P companies have increasingly focused on exploiting unconventional resource plays in the onshore United States, many of which had no significant oil or natural gas production until unconventional horizontal drilling and completion technologies were developed over the course of the last decade. In many unconventional resource plays, the number of new wells coming online, and the associated increase in demand for equipment and services capable of processing, transporting and storing oil, natural gas and NGLs, has outpaced the expansion of traditional, permanent midstream infrastructure.

        Consequently, there has been increased demand for interim processing equipment and services required to provide "first mile" solutions to link production to various midstream markets as well as to provide fuel at the wellsite. Furthermore, unconventional resource development has also resulted in an increase in regulations aimed at limiting hazardous emissions from flaring at the wellsite. According to research published in December 2015, the National Oceanic and Atmospheric Administration estimates that total flared gas volumes have represented a meaningful portion of total natural gas production in recent years, as evidenced by estimated volumes of approximately 143 billion cubic meters in 2012, or approximately 3.5% of global natural gas production during that time. Accordingly, the demand for processing solutions, which enable customers to meet pipeline specifications, extract higher value NGLs, provide fuel gas for wellsites and facilities and reduce emissions at the flare tip, has increased. In addition, we believe there is a limited supply of modular processing equipment capable of operating in harsh environments common to remote unconventional production sites. Furthermore, we believe that the majority of these providers offer limited field services to support equipment following initial deployment. As a result, we expect these supply trends to further benefit our processing solutions segment in the future.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the name, age, position and description of the business experience of our executive officers and directors.

Directors and Executive Officers

        Set forth below are the name, age, position and description of the business experience of our executive officers and directors.

Name	Age	Position with Ranger Inc.
Darron M. Anderson	48	President, Chief Executive Officer and Director
Dennis Douglas	63	Chief Operating Officer
Jason Podraza	41	Chief Financial Officer
Lance Perryman	51	Executive Vice President—Processing Solutions
Merrill A. "Pete" Miller	66	Chairman of the Board
Brett Agee	43	Director
Richard Agee	74	Director
Charles S. Leykum	39	Director
Scott A. Milliren	54	Director
Vivek Raj	34	Director

        Darron M. Anderson—President, Chief Executive Officer and Director.    Darron M. Anderson has served as our President and Chief Executive Officer and as a member of our board of directors since March 2017. Mr. Anderson served as President and Chief Executive Officer of Express Energy Services from 2008 to August 2015. Express Energy Services filed for reorganization under Chapter 11 of the United States Bankruptcy Code in October 2009, from which it emerged in December 2009. Subsequent to his time as President and Chief Executive Officer of Express Energy Services, Mr. Anderson consulted for Littlejohn & Co., LLC from April 2016 to February 2017, and for CSL during February 2017, prior to joining us in March 2017. Mr. Anderson began his career in the oil and natural gas industry as a Drilling Engineer for Chevron USA in 1991 and has subsequently held positions of increasing responsibility in the oil and natural gas and oilfield services industries. Mr. Anderson holds a Bachelor of Science in Petroleum Engineering from the University of Texas at Austin. We believe that Mr. Anderson's leadership, management experience and experience with oilfield services companies bring valuable experience to our board of directors.

        Dennis Douglas—Chief Operating Officer.    Dennis Douglas has served as our Chief Operating Officer since March 2017, and as the Chief Operating Officer of Ranger Services since October 2016. Prior to joining us, Mr. Douglas served as the Chief Executive Officer of Magna from June 2012 until October 2016. Prior to joining Magna, Mr. Douglas served as the Senior Vice President, Fluid Management Services of Key Energy Services Inc. from November 2009 through June 2012. Mr. Douglas brings over 40 years of well service experience including as Senior Vice President and officer of a large public service company.

        Jason Podraza—Chief Financial Officer.    Jason Podraza has served as our Chief Financial Officer since February 2017, and as the Chief Financial Officer of Ranger Services since October 2016. Prior to joining us, Mr. Podraza served as the Chief Financial Officer of Bayou from October 2010 until our acquisition thereof in October 2016. Mr. Podraza holds a Bachelor of Business Administration in Accounting and a Master of Science from Texas A&M University.

        Lance Perryman—Executive Vice President—Processing Solutions.    Lance Perryman has served as our Executive Vice President—Processing Solutions since March 2017, and as the President and Chief

Executive Officer of Torrent Services since July 2012. Prior to founding Torrent Services, Mr. Perryman served as the Vice President of Sales and Marketing for Zephyr Gas Services, LLC from August 2007 to March 2011, subsequent to which he evaluated potential opportunities prior to forming Torrent. Mr. Perryman has 28 years of broad leadership experience within the oilfield services sector, and a long and successful tenure in the oil and natural gas industry.

        Merrill A. "Pete" Miller, Jr.—Chairman of the Board.    Pete Miller has served as the chairman of our board of directors since March 2017. Mr. Miller has been the executive chairman of NOW Inc. (NYSE: DNOW), a spinoff of the distribution business of NOV (NYSE: NOV), and supplier of oilfield services and equipment to the oil and gas industry, since 2014. Prior to assuming this role, Mr. Miller served as president and chief executive officer of NOV from 2001 to 2014, and as chairman of the board of directors from 2002 to 2014. Mr. Miller's work history includes broad experience in the oil service and drilling contractor industries including 15 years at Helmerich & Payne, where he held various positions culminating as vice president, US operations. Mr. Miller has served as a director of Chesapeake Energy Corporation (NYSE:CHK) since 2007, chairman of Transocean Ltd. (NYSE:RIG) since 2015, and was vice chairman of RIG from 2014 to 2015. Mr. Miller also serves on the board of directors of the Offshore Energy Center, Petroleum Equipment Suppliers Association and Spindletop International, and is a member of the National Petroleum Council. He graduated from the United States Military Academy, West Point, New York in 1972 and, upon graduation, served five years in the United States Army. Mr. Miller received a Master of Business Administration from Harvard Business School in 1980. We believe Mr. Miller's more than 30 years of management and executive experience in the energy industry and service in multiple leadership positions for NOV, CHK, DNOW, RIG and other companies qualifies him to serve on our board of directors.

        Brett Agee—Director.    Brett Agee has served as a member of our board of directors since February 2017, and as the Chief Executive Officer of Ranger Services from October 2016 to February 2017. Prior to joining us, Mr. Agee served as the Chief Executive Officer of Bayou Well Services, LLC from its founding in 2009 until our acquisition thereof in October 2016. Mr. Agee holds a Bachelor of Science in Geography from Texas A&M University's College of Geosciences. Mr. Agee is the son of Richard Agee, a member of our board of directors. We believe that Mr. Agee's extensive experience in the energy industry and with our company, as well as his substantial business, leadership and management experience, brings important and valuable skills to our board of directors.

        Richard Agee—Director.    Richard Agee has served as a member of our board of directors since March 2017. Mr. Agee founded Wapiti Energy, LLC, a privately held oil and natural gas company focused on strategic exploration throughout the United States, in 2000, and has served as the Chairman of its board of directors since its founding in 2000, and served as the Chairman of the board of directors of Bayou until our acquisition thereof in October 2016. Mr. Agee holds both Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Wyoming. Mr. Agee was also a Sloan Fellow at the Massachusetts Institute of Technology, from which he received his Master of Science. Mr. Agee is the father of Brett Agee, a member of our board of directors. We believe that Mr. Agee's extensive experience serving as an officer and director for several energy companies brings important and valuable skills to our board of directors.

        Charles S. Leykum—Director.    Charles S. Leykum has served as a member of our board of directors since March 2017 and as a member of Ranger Services' board of directors since its founding in 2014. Mr. Leykum founded CSL, an energy services-focused private equity firm in 2008. Prior to founding CSL, Mr. Leykum was a Portfolio Manager at Soros Fund Management LLC. Before his time at Soros, he worked in the Principal Investment Area and the Investment Banking Division of Goldman, Sachs & Co. Mr. Leykum graduated with a Bachelor of Arts in Economics from Columbia University and a Master of Business Administration from Harvard Business School. We believe that

Mr. Leykum's extensive experience investing in the energy industry and serving as a director for several energy companies brings important and valuable skills to our board of directors.

        Scott A. Milliren—Director.    Scott A. Milliren has served as a member of our board of directors since March 2017 and as a member of the board of directors of Ranger Services since October 2016. Mr. Milliren served as the Chief Executive Officer and Founder of Ranger Services from August 2014 until October 2016. After serving six years as a Field Artillery officer in the U.S. Army, Mr. Milliren began his oilfield career in 1991. In 2005, Mr. Milliren joined Southwestern Energy Company to establish and lead their wholly owned drilling subsidiary. In 2006, Mr. Milliren joined MD Cowan, Inc., where he served as President through July 2013. Mr. Milliren then served as President of Maverick Drilling & Exploration Ltd, an Australian publicly traded E&P business, from July 2013 to March 2014, subsequent to which he evaluated potential opportunities prior to joining us. Mr. Milliren holds a Bachelor of Science from the United States Military Academy and a Master of Business Administration from Pepperdine University. We believe that Mr. Milliren's extensive experience in the energy industry and with our company, as well as his substantial business, leadership, and management experience brings important and valuable skills to our board of directors.

        Vivek Raj—Director.    Vivek Raj has served as a member of our board of directors since March 2017 and as a member of Ranger Services' board of directors since its founding in 2014. Mr. Raj is a Managing Director at CSL and has been working there since 2011. Prior to that, Mr. Raj worked in various engineering positions at Schlumberger Ltd. Mr. Raj also served as a Director of Niko Resources Ltd. from September 2014 to March 2016. Mr. Raj holds a Bachelor of Technology from the Indian Institute of Technology and a Master of Business Administration from Harvard Business School. We believe that Mr. Raj's extensive experience investing in the energy industry and serving as a director for several energy companies brings important and valuable skills to our board of directors.

Status as a Controlled Company

        Because CSL, through its interests in the Existing Owners, will initially hold approximately        % of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes-Oxley and NASDAQ corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and NASDAQ that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

        If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NASDAQ corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

        Initially, our board of directors will consist of a single class of directors each serving one-year terms. After CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

 Composition of Our Board of Directors

        Our board of directors currently consists of seven members. Prior to the date that our Class A common stock is first traded on NASDAQ, we expect to have a                    member board of directors.

        In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Director Independence

        The board of directors is in the process of reviewing the independence of our directors using the independence standards of NASDAQ. Currently, we anticipate that our board of directors will determine that                    is independent within the meaning of NASDAQ listing standards currently in effect and within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

        We will establish an audit committee prior to the completion of this offering. Rules implemented by NASDAQ and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by NASDAQ and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee initially consists of                    , who is independent under the rules of the SEC. As required by the rules of the SEC and listing standards of NASDAQ, the audit committee will consist solely of independent directors.

        This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NASDAQ or market standards.

Compensation Committee

        Because we will be a "controlled company" as of the closing of this offering within the meaning of NASDAQ corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee as of the closing of this offering.

        If and when we are no longer a "controlled company" within the meaning of NASDAQ corporate governance standards, we will be required to establish a compensation committee. We anticipate that such a compensation committee would consist of three directors who will be "independent" under the rules of the SEC and NASDAQ. This committee would establish salaries, incentives and other forms of compensation for officers and other employees. Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NASDAQ or market standards.

Nominating and Corporate Governance Committee

        Because we will be a "controlled company" as of the closing of this offering within the meaning of NASDAQ corporate governance standards, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee.

        If and when we are no longer a "controlled company" within the meaning of NASDAQ corporate governance standards, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be "independent" under the rules of the SEC and NASDAQ. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and NASDAQ or market standards.

Code of Conduct

        Prior to the completion of this offering, our board of directors will adopt a code of conduct applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of NASDAQ. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of NASDAQ.

EXECUTIVE COMPENSATION

        We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

2016 Summary Compensation Table

        The following table summarizes the compensation awarded to, earned by or paid to our principal executive officer and our next two most highly compensated executive officers (our "Named Executive Officers") for the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary($)	Bonus ($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total($)
2016
2016
2016

Outstanding Equity Awards at 2016 Fiscal Year-End

        The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2016.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Long-Term Incentive Plan

        In order to incentivize management members following the completion of this offering, we anticipate that our board of directors will adopt a long-term incentive plan (the "LTIP") for employees, consultants and directors prior to the completion of this offering. Our Named Executive Officers will be eligible to participate in this plan, which will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards intended to align the interests of service providers (including the Named Executive Officers) with those of our shareholders.

 OUR HISTORY AND CORPORATE REORGANIZATION

        Ranger Services was, through Ranger Holdings, formed by CSL in June 2014 as a provider of high-spec well service rigs and associated services. Torrent Services was, through Torrent Holdings, acquired by CSL in September 2014 as a provider of proprietary, modular equipment for the processing of natural gas. In June 2016, CSL indirectly acquired substantially all of the assets of Magna, a provider of well services and wireline services, which it contributed to Ranger Services in September 2016. In October 2016, Ranger Services acquired substantially all of the assets of Bayou, an owner and operator of high-spec well service rigs. The historical combined consolidated financial information of our Predecessor included in this prospectus presents the historical financial information of the Predecessor Companies, including, as applicable, the results of operations of Magna and Bayou for periods subsequent to their respective acquisitions.

        Ranger Inc. was incorporated as a Delaware corporation in February 2017. Following this offering and the corporate reorganization described below, Ranger Inc. will be a holding company, the sole material assets of which will consist of membership interests in Ranger LLC. Ranger LLC will own all of the outstanding equity interests in Ranger Services and Torrent Services, the subsidiaries through which it will operate its assets. After the consummation of the corporate reorganization described below, Ranger Inc. will be the sole managing member of Ranger LLC, will be responsible for all operational, management and administrative decisions relating to Ranger LLC's business and will consolidate the financial results of Ranger LLC and its subsidiaries.

        In connection with this offering, (a) the Existing Owners will contribute all of the membership interests in the Predecessor Companies to Ranger LLC in exchange for units in Ranger LLC, which we refer to in this prospectus as "Ranger Units," representing in the aggregate            Ranger Units, (b) the Existing Owners will contribute             Ranger Units to Ranger Inc. in exchange for an equal number of shares of Class A common stock to sell in the offering, (c) Ranger Inc. will issue and contribute             shares of its Class B common stock and all of the net proceeds of this offering to Ranger LLC in exchange for                Ranger Units and (d) Ranger LLC will distribute to each of the Existing Owners one share of Class B common stock for each Ranger Unit such Existing Owner holds. After giving effect to these transactions and the offering contemplated by this prospectus, Ranger Inc. will own an approximate        % interest in Ranger LLC (or        % if the underwriters' option to purchase additional shares is exercised in full) and the Existing Owners will own an approximate        % interest in Ranger LLC (or        % if the underwriters' option to purchase additional shares is exercised in full). Please see "Principal and Selling Shareholders."

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

        Following this offering, under the Ranger LLC Agreement, each Ranger Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include trading prices for the Class A common stock at the time relative to the cash purchase price for the Ranger Units, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Ranger Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to, for administrative convenience, acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock, based on a volume-weighted average price. In addition, upon a change of control of us, we have the right to require each Ranger Unit Holder (other than us) to exercise its Redemption Right with respect to some or all of such unitholder's Ranger Units. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Ranger LLC Agreement."

        Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC, and such adjustments will be allocated to us. These adjustments would not have been available to us absent our acquisition or deemed acquisition of Ranger Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future.

        In connection with the closing of this offering, we will enter into the Tax Receivable Agreement with the TRA Holders. The Tax Receivable Agreement will generally provide for the payment by Ranger Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ranger Inc. actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to the exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. Ranger Inc. will retain the benefit of the remaining 15% of these cash savings.

        Payments will generally be made under the Tax Receivable Agreement as we realize actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. Ranger Inc. is a holding company and accordingly will be dependent upon distributions from Ranger LLC to make payments under the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):

Existing Owners(1)
Investors in this offering
% Class B Common Stock
% Total Voting Power
% Class A Common Stock
% Total Voting Power
Ranger Energy Services, Inc.
(Ranger Inc.)
(NASDAQ: RNGR)
Ranger Units
% of Ranger Units
Sole Managing Member
Ranger Units
% of Ranger Units
RNGR Energy Services, LLC
(Ranger LLC)
Operating Subsidiaries(2)

(1)
CSL, certain members of our management and other investors own all of the equity interests in the Existing Owners, and CSL holds a majority of the voting interests in each of the Existing Owners.

(2)
Includes Ranger Services and Torrent Services.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ranger LLC Agreement

        The Ranger LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Ranger LLC Agreement is qualified in its entirety by reference thereto.

Redemption Rights

        Following this offering, under the Ranger LLC Agreement, the Ranger Unit Holders will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of their Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. We will determine whether to issue shares of Class A common stock or cash in an amount equal to the Cash Election Value based on facts in existence at the time of the decision, which we expect would include the trading prices for the Class A common stock at the time relative to the cash purchase price for the Ranger Units, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Ranger Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to, for administrative convenience, acquire each tendered Ranger Unit directly from such Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock, based on a volume-weighted average price. In addition, upon a change of control of us, we have the right to require each Ranger Unit Holder (other than us) to exercise its Redemption Right with respect to some or all of such unitholder's Ranger Units. As the Ranger Unit Holders redeem their Ranger Units, our membership interest in Ranger LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

        Our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units pursuant to an exercise of the Redemption Right or the Call Right is expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC, and such adjustments will be allocated to us. These adjustments would not have been available to us absent our acquisition or deemed acquisition of Ranger Units and are expected to reduce the amount of cash tax that we would otherwise be required to pay in the future.

        "Cash Election Value" means, with respect to the shares of Class A common stock to be delivered to the redeeming Ranger Unit Holder by us pursuant to our Call Right, the amount that would be received if the number of shares of Class A common stock to which the redeeming Ranger Unit Holder would otherwise be entitled were sold at a per share price equal to the trailing 10-day volume weighted average price of a share of Class A common stock on such redemption, net of actual or deemed offering expenses.

Distributions and Allocations

        Under the Ranger LLC Agreement, we will have the right to determine when distributions will be made to the Ranger Unit Holders and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the Ranger Unit Holders generally on a pro rata basis in accordance with their respective percentage ownership of Ranger Units.

        Ranger LLC will allocate its net income or net loss for each year to the Ranger Unit Holders pursuant to the terms of the Ranger LLC Agreement, and the Ranger Unit Holders, including Ranger Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Ranger LLC. Net income and losses of Ranger LLC generally will be allocated to the Ranger Unit Holders on a pro rata basis in accordance with their respective percentage ownership of Ranger Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Ranger LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Ranger LLC to make (i) generally pro rata distributions to the Ranger Unit Holders, including Ranger Inc., in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we will enter into with the Ranger Unit Holders in connection with the closing of this offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to Ranger Inc. at least sufficient to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

        The Ranger LLC Agreement will provide that, except as otherwise determined by us, at any time Ranger Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Ranger Inc. with respect to such issuance, if any, shall be concurrently invested in Ranger LLC, and Ranger LLC shall issue to Ranger Inc. one Ranger Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Ranger Inc.'s Class A common stock are redeemed, repurchased or otherwise acquired, Ranger LLC shall redeem, repurchase or otherwise acquire an equal number of Ranger Units held by Ranger Inc., upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Competition

        Under the Ranger LLC Agreement, the members have agreed that CSL and its affiliates will be permitted to engage in business activities or invest in or acquire businesses that may compete with our business or do business with our customers.

Dissolution

        Ranger LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Ranger LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Ranger LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Ranger Units owned by each of them.

Tax Receivable Agreement

        As described in "Corporate Reorganization," the Ranger Unit Holders may redeem their Ranger Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Ranger LLC intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of this offering and each taxable year in which a redemption of Ranger Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of Ranger Units as a part of the corporate reorganization and redemptions of Ranger Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Ranger LLC. These adjustments will be allocated to Ranger Inc. Such adjustments to the tax basis of the tangible and intangible assets of Ranger LLC would not have been available to Ranger Inc. absent its acquisition or deemed acquisition of Ranger Units as part of the reorganization transactions or pursuant to the exercise of the Redemption Right or the Call Right. The anticipated tax basis adjustments are expected to increase (for tax purposes) Ranger Inc.'s depreciation, depletion and amortization deductions and may also decrease Ranger Inc.'s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Ranger Inc. would otherwise be required to pay in the future.

        Ranger Inc. will enter into the Tax Receivable Agreement with the TRA Holders at the closing of this offering. This agreement will generally provide for the payment by Ranger Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Ranger Inc. actually realizes (computed using the estimated impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of (i) certain increases in tax basis that occur as a result of Ranger Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's Ranger Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right and (ii) imputed interest deemed to be paid by Ranger Inc. as a result of, and additional tax basis arising from, any payments Ranger Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreement are transferable in connection with a permitted transfer of Ranger Units or if the TRA Holder no longer holds Ranger Units.

        The payment obligations under the Tax Receivable Agreement are Ranger Inc.'s obligations and not obligations of Ranger LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Ranger Inc.'s actual tax liability (computed using the estimated impact of state and local taxes) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the redemptions of Ranger Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming Ranger Unit Holder's tax basis in its Ranger Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $            per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed below, would be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus                basis points, applied against an undiscounted liability of $             million).

        Reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately $             million (calculated using a discount rate equal to one-year LIBOR plus                basis points, applied against an undiscounted liability of $             million).

        A delay in the timing of redemptions of Ranger LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Ranger LLC taxable income to the redeeming Ranger Unit Holder prior to the redemption. Stock price increases or decreases at the time of each redemption of Ranger LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Ranger Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Ranger Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Ranger Inc.'s future income tax liabilities.

        The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Ranger Inc. by Ranger LLC are not sufficient to permit Ranger Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please see "Risk Factors—Risks Related to Our Corporate Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Ranger LLC or Ranger Inc.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Ranger Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

        The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control). It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus                basis points). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) any Ranger Units (other than those held by Ranger Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control that could be in the best interests of holders of our Class A common stock.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Ranger Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Ranger Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. In addition, our ability to settle audits or other proceedings related to taxes will be subject to the consent of the TRA Holders to the extent such settlement could have a material effect on the TRA Holders' rights under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

        Payments generally are due under the Tax Receivable Agreement within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus                basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus                basis points. However, interest will accrue from the due date for such payment until the payment date at a rate equal to the highest rate under our                plus                basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Ranger LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Ranger LLC's subsidiaries to make distributions to it. The ability of Ranger LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments entered into by Ranger LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

        The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

        In connection with the closing of this offering, we will enter into a registration rights agreement with the Existing Owners. We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our Class A common stock by the Existing Owners or certain of their affiliates or permitted transferees under the registration rights agreement. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Prior Torrent Note

        In March 2015, Torrent Services, through certain members of its management team, including Mr. Perryman, our Executive Vice President—Processing Solutions, as borrowers, secured the Prior Torrent Note, a $0.6 million promissory note with Benchmark Bank, which was replaced in April 2016 with a $0.2 million promissory note with Mr. Perryman as borrower. The Prior Torrent Note was guaranteed in April 2016 by CSL Energy Opportunities Fund I, L.P. ("CSL Opportunities I") and CSL Energy Holdings I, LLC ("CSL Holdings I"), each affiliates of CSL and indirect equity owners of Torrent Services. The Prior Torrent Note, which bore interest at a rate of 4.5%, was repaid in full on February 28, 2017. Since entry into the Prior Torrent Note in March 2015, approximately $50,000 in aggregate interest payments were made on the Prior Torrent Note.

Allied Purchase Agreement

        In January 2017, Ranger Services, through its wholly owned subsidiary, entered into a purchase agreement (the "Allied Purchase Agreement") with Allied Energy Real Estate, LLC ("Allied Energy"). CSL, which employs certain members of our board of directors and, after giving effect to this offering, will hold a majority of the voting power of our common stock, is an indirect equity owner of Allied Energy. Pursuant to the Allied Purchase Agreement, Ranger Services purchased certain real property in Milliken, Colorado, from Allied Energy for a purchase price of $4.0 million.

Ranger Bridge Loan

        In February 2017, Ranger Services entered into the Ranger Bridge Loan, consisting of loan agreements with each of CSL Opportunities II, CSL Holdings II and Bayou Holdings, each an indirect equity owner of Ranger Services. The Ranger Bridge Loan, which was obtained to fund capital expenditures, including pursuant to the NOV Purchase Agreement, and for general coporate purposes is evidenced by promissory notes payable to the Bridge Loan Lenders in an aggregate principal amount, following the increase in the principal amount thereunder in April 2017, of $12.1 million, consisting of three individual promissory notes in the principal amounts of (i) $5.0 million payable to CSL Opportunities II, (ii) $3.5 million payable to CSL Holdings II and (iii) $3.6 million payable to Bayou Holdings. Each note bears interest at a rate of 15% and matures upon the earlier of February 21, 2018 or ten days after the consummation of an initial public offering and is guaranteed by Ranger Holdings and the operating subsidiaries of Ranger Services.

Corporate Reorganization

        In connection with our corporate reorganization, we will engage in certain transactions with certain affiliates of the Existing Owners, including CSL. Please see "Corporation Reorganization."

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

        Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

  •
  each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

  •
  each member of our board of directors;

  •
  each of the selling shareholders;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, selling shareholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Beneficially Owned After the Offering
			Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%
Selling Shareholders and Other 5% Shareholders
Ranger Holdings(3)
Torrent Holdings(4)
Directors and Named Executive Officers:
Brett Agee
Richard Agee
Darron M. Anderson
Charles S. Leykum(3)(4)
Merrill A. Miller
Scott A. Milliren
Vivek Raj
Directors and executive officers as a group (Ten persons)

(1)
Subject to the terms of the Ranger LLC Agreement, the Ranger Unit Holders will have the right to redeem all or a portion of their Ranger Units (together with a corresponding number of shares of Class B common stock) for Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit (and corresponding share of Class B common stock) redeemed. See "Certain Relationships and Related Person Transactions—Ranger LLC Agreement." Beneficial ownership of Ranger Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.

(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Ranger Unit Holders will hold one share of Class B common stock for each Ranger Unit.

(3)
Collectively, CSL Opportunities I, CSL Opportunities II, CSL Holdings I and CSL Holdings II (together with CSL Opportunities I, CSL Opportunities II and CSL Holdings I, the "Ranger CSL Members"), have the right to appoint managers of Ranger Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Ranger Holdings. Each of the Ranger CSL Members is managed by its respective general partner or managing member, as applicable, the managing member of which, in each case, is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by the Ranger CSL Members and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

(4)
Collectively, CSL Opportunities I and CSL Holdings I (together, the "Torrent CSL Members"), have the right to appoint managers of Torrent Holdings who hold the right to cast a majority of the votes entitled to be cast by all managers of Torrent Holdings. Each of the Torrent CSL Members is managed by its respective general partner or managing member, as applicable, the managing member of which, in each case, is Mr. Leykum. Therefore, Mr. Leykum may be deemed to share voting and dispositive power over the shares held by the Torrent CSL Members and may also be deemed to be the beneficial owner of such shares. Mr. Leykum disclaims beneficial ownership of these shares in excess of his pecuniary interest therein.

 DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, the authorized capital stock of Ranger Inc. will consist of                shares of Class A common stock, $0.01 par value per share, of which                shares will be issued and outstanding,                 shares of Class B common stock, $0.01 par value per share, of which                 shares will be issued and outstanding and                shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

        The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Ranger Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

        Voting Rights.    Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        Generally.    In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Ranger Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Ranger Inc. equal to the aggregate number of Ranger Units that it holds.

        Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

        Dividend and Liquidation Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Ranger Inc.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of             shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of shareholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our
Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on NASDAQ, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

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  the transaction is approved by the board of directors before the date the interested shareholder attained that status;

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  upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

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  establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of shareholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all shareholders' notices. These requirements may preclude shareholders from bringing matters before the shareholders at an annual or special meeting;

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  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without shareholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company;

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  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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  provide that, after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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  provide that, after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then-outstanding shares of stock entitled to vote thereon;

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  provide that, after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, special meetings of our shareholders may only be called by the board of directors;

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  provide, after CSL and its affiliates no longer collectively hold more than 50% of the voting power of our common stock, for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors that may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors;

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  provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, CSL and its affiliates and that they have no obligation to offer us those investments or opportunities; and

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  provide that our amended and restated bylaws can be amended by the board of directors.

Forum Selection

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our shareholders;

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  any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

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  any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine;

in each such case, subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

        Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

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  for any breach of their duty of loyalty to us or our shareholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also will permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

        For a description of registration rights with respect to our Class A common stock, see the information under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.

Listing

        We have applied to list our Class A common stock for quotation on NASDAQ under the symbol "RNGR."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of            shares of Class A common stock. Of these shares, all of the            shares of Class A common stock (or            shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the Existing Owners will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        Following this offering, under the Ranger LLC Agreement, each Ranger Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Ranger LLC to acquire all or a portion of its Ranger Units (along with a corresponding number of shares of our Class B common stock) for, at Ranger LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Ranger Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of the Redemption Right, Ranger Inc. (instead of Ranger LLC) will have the right, pursuant to the Call Right, to acquire each tendered Ranger Unit directly from the redeeming Ranger Unit Holder for, at its election, (x) one share of Class A common stock or (y) cash in an amount equal to the value of a share of Class A common stock. In connection with any redemption of Ranger Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Ranger LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the Ranger Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

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  no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

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              shares will be eligible for sale upon the expiration of the lock-up agreements, beginning            days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

        We, all of our directors and officers and the selling shareholders have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States; and

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  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

 Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        As described in the section entitled "Dividend Policy," we do not plan to make any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussion below under "—Backup Withholding and Information Reporting" and "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

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  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for our common stock.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

 Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

        This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan's particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary's duties to the Plan, including, without limitation:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

  •
  whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

  •
  whether the investment is permitted under the terms of the applicable documents governing the Plan;

  •
  whether the acquisition or holding of the shares of common stock will constitute a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code (please see discussion under "—Prohibited Transaction Issues" below); and

  •
  whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under "—Plan Asset Issues" below).

 Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

        Because of the foregoing, shares of common stock should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

        Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

        The Department of Labor (the "DOL") regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets generally would not be considered to be "plan assets" if, among other things:

  (a)
  the equity interests acquired by ERISA Plans are "publicly-offered securities" (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

  (b)
  the entity is an "operating company" (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

  (c)
  there is no significant investment by "benefit plan investors" (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan's investment in the entity.

        Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2017, among us, the selling shareholders and the representatives, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. are acting as representatives, and the underwriters have agreed to purchase from us and the selling shareholders, the following respective numbers of shares of Class A common stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.

Total

        The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the shares of Class A common stock in this offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted the underwriters a 30-day option to purchase up to                additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised solely to cover any over-allotments of common stock.

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price has been negotiated between us, the selling shareholders and the representatives of the underwriters. The factors that were considered in these negotiations were:

  •
  the history of, and prospects for, us and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering; and

  •
  market valuations of publicly traded common stock of companies that we and the representatives of the underwriters believe to be comparable to us.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price set forth on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow

a discount of $            per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. Sales of shares of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

        The following table shows the public offering price, underwriting discounts and commissions, proceeds before expenses to us and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by selling shareholders
Proceeds, before expenses, to us
Proceeds to selling shareholders

        In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses, including expenses in connection with the qualification of the offering with the Financial Industry Regulatory Authority, or FINRA, by counsel to the underwriters, incurred in connection with this offering, which we estimate to be approximately $            . In addition, we have agreed to pay certain expenses incurred by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions. We estimate that the total expenses of the offering payable by us, other than underwriting discounts and commissions, will be approximately $             million.

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

        In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of                for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, the restrictions set forth above shall not apply to any transfer in connection with, and as contemplated by, this offering or the reorganization transactions described under "Corporate Reorganization."

        Further, each of our officers and directors and the selling shareholders have agreed in connection with this offering that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of                for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, the restrictions set forth above shall not apply to any transfer in connection with, and as contemplated by, this offering or the reorganization transactions described under "Corporate Reorganization."

                        , in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from lock-up agreements,                may consider, among other factors, the holder's reasons for requesting the release, the number of shares of Class A common stock or other securities for which the release is being requested and market conditions at the time.

        We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to have our Class A common stock listed on the NASDAQ under the symbol "RNGR."

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may from time to time perform various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve long or short positions in securities and/or instruments of the issuer.

        The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of his prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling Restrictions

Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EEA restriction

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each such Member State, a "Relevant Member State"), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer for the shares to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of shares referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in such Relevant Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter severally represents and agrees that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

        This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and accordingly, will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time.

LEGAL MATTERS

        The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The balance sheet of Ranger Inc. as of March 1, 2017, included in this prospectus and in the registration statement, has been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

        The combined consolidated financial statements of the Predecessor as of December 31, 2016 and 2015 and for the years then ended, except as they relate to Torrent Services, included in this prospectus and in the registration statement, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Torrent Services as of December 31, 2016 and 2015 and for the years then ended, not separately presented in this prospectus, have been audited by Whitley Penn LLP, an independent registered public accounting firm, whose report thereon appears herein. The combined consolidated financial statements of the Predecessor, included in this prospectus and in the registration statement, to the extent they relate to Torrent Services, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Magna Energy Services, LLC as of and for the years ended December 31, 2015 and 2014, included in this prospectus and in the registration statement, have been audited by Hein & Associates LLP, independent auditors, as stated in their report thereon and have been included in this prospectus and registration statement in reliance on such report and upon the authority of such firm as experts in accounting and auditing.

        The financial statements of Bayou Workover Services LLC as of December 31, 2015 and for the period from January 1, 2016 through October 3, 2016 and the year ended December 31, 2015, included in this prospectus and in the registration statement, have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        As a result of this offering, we will become subject to full information reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm.

GLOSSARY OF CERTAIN INDUSTRY TERMS

        Artificial Lift:    Any production system that adds energy to the fluid column in a wellbore with the objective of initiating and enhancing production from the well. Artificial lift systems use a range of operating principles and equipment, including rod pumping systems, gas lift and electric submersible pumps, to enhance the production rate of a crude oil or natural gas well.

        Coiled Tubing:    A continuous length of alloy carbon-steel tubing that can be spooled on a reel for transport and subsequently deployed into a wellbore for the placement of fluids or manipulation of downhole tools during well servicing operations. The process of spooling and straightening a coiled tubing string imparts a high degree of fatigue to the tube material, which results in coiled tubing strings being regarded as a consumable product with a finite service life.

        Decommissioning:    The process at the end of a well's life involving the shutdown of production, removal of installed equipment and safe plugging of the wellbore to eliminate the potential for contamination.

        Drilled but Uncompleted ("DUC") Well:    A well that has been drilled but has not yet been completed. DUC wells provide an inventory of drilled wells to be brought online relatively quickly during favorable commodity price environments.

        Horizontal Drilling:    A subset of the more general term "directional drilling," used where the departure of the wellbore from vertical exceeds approximately 80 degrees. A horizontally drilled well typically penetrates a greater length of the reservoir and can offer significant production improvement versus a vertical well.

        Hydraulic Catwalks:    A long, rectangular platform approximately three feet (0.9 meters) high, usually made of steel and located adjacent to the rig's work floor. This platform is used as a staging area for rig and downhole equipment, including components that are about to be picked up and run into the well or components that have been pulled out of the well and are being laid down.

        Mast:    The upright structure on a rig, usually rectangular or trapezoidal in shape, used to support the string of tubular equipment and downhole systems that are pulled out or run into a wellbore.

        Mast Rating:    The maximum load rating of a well service rig, as stipulated by the manufacturer of the well service rig and industry standards. A mast is the structure on a well service rig that supports the surface load hoisting for well service rig activities. This structure allows the tubing string and other equipment to be lifted above the rig floor as it is being lowered into or pulled out of a well.

        Mechanical Refrigeration Unit ("MRU"):    Field equipment that is used to carry out the mechanical process of condensing heavier hydrocarbons from an inlet natural gas stream produced from an oil or natural gas well. MRUs utilize a heat integration system that cools the inlet gas stream and separates the stable hydrocarbon liquid product from the processed residue gas stream.

        Natural Gas Liquids ("NGLs"):    A natural gas liquid that can be separated from raw natural gas streams produced from an oil or natural gas well. This separation occurs in a field facility or in a gas processing plant through absorption, condensation or other separation methods. NGLs can be classified according to their vapor pressures as low (condensate), intermediate (natural gasoline) and high (liquefied petroleum gas) vapor pressure liquids.

        Plugging and Abandonment:    The process of preparing non-economic oil and natural gas wells to be shut in and permanently or temporarily sealed, often utilizing a well service rig along with wireline and cementing equipment.

A-1

        Snubbing:    The process of forcing a pipe or tubular equipment into a well against wellbore pressure. Snubbing is utilized as a well intervention technique in live producing wells, and utilizes specialized equipment designed to apply the necessary forces while supporting the tubing and safely containing wellbore pressure and fluids.

        Volatile Organic Compounds ("VOC"):    Refers to a range of organic compounds, including certain hydrocarbons, that evaporate or vaporize readily at ambient temperature or pressure conditions. Some VOCs are harmful to human health and are subject to regulations.

        Well Completion:    Broad term encompassing a range of activities and equipment required to advance a drilled well into the production phase. Well completion activities include the assembly and deployment of downhole tubular equipment, wellbore stimulation processes such as hydraulic fracturing and the installation of artificial lift equipment.

        Well Control:    Well control is the technique used in oil and natural gas operations such as drilling, well workover, and well completions, to maintain the hydrostatic pressure of the wellbore fluid column and formation pressure to prevent influx of formation fluids (oil, natural gas and water contained within the geological formation) into the wellbore. The industry also requires the use of blowout prevention equipment as a secondary barrier for well control.

        Well Killing:    The process used to stop a well from flowing or having the ability to flow. Kill procedures typically involve a combination of removing existing oil or natural gas from the wellbore through circulation and pumping higher density fluid into the wellbore to prevent further influx of oil or natural gas from the geological formation.

        Wellbore:    With regards to an oil or natural gas well, the wellbore refers to the drilled hole or borehole, including the open-hole or uncased portion of the well.

        Wellhead:    A wellhead is the component at the surface of an oil or natural gas well that provides the structural and pressure-containing interface for the drilling and production equipment. The primary purpose of a wellhead is to provide the suspension point and pressure seals for the casing strings that run from the bottom of the borehole section to the surface pressure control equipment.

        Wireline:    Refers to cabling technology used by operators of oil and natural gas wells to lower equipment or measurement devices into the well for the purposes of well servicing, reservoir evaluation and pipe recovery.

        Work Floor:    Also known as rig floor, the work floor is a platform on a well service rig from which the rig crew conducts well servicing operations, including the making up tubular equipment, lowering and installation of such equipment in the wellbore, maintenance of downhole equipment and removal of installed equipment from a well.

        Workover:    The process of performing complex repairs or modifications on an oil or natural gas well. Workover operations include major subsurface repairs such as repair or replacement of well casing, recovery or replacement of tubing and removal of foreign objects from the wellbore.

A-2

RANGER ENERGY SERVICES, INC.
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

Introduction

        The following unaudited pro forma condensed financial statements of Ranger Energy Services, Inc. (the "Company" or the "Registrant") as of and for the year ended December 31, 2016, are derived from the historical audited combined consolidated financial statements of Ranger Energy Services, Inc. Predecessor ("Predecessor") set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical audited combined consolidated financial statements and related notes contained therein.

        These unaudited pro forma condensed financial statements include the following adjustments: (i) the acquisitions of Magna Energy Services, LLC ("Magna") and Bayou Workover Services, LLC ("Bayou"), (ii) the transactions described under "Corporate Reorganization" and (iii) the offering, as if each had been completed as of January 1, 2016 in the case of the unaudited pro forma condensed statement of operations data and December 31, 2016 in the case of the unaudited pro forma condensed balance sheet data. For purposes of the unaudited pro forma condensed financial statements, the Offering is defined as the planned issuance and sale to the public of                                    shares of Class A common stock of the Company as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the Class A common stock are expected to be $             million (based on an assumed initial public offering price of $            , the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of $             million and other offering costs of $             million. The Magna and Bayou acquisitions were accounted for as business combinations using the acquisition method of accounting. Accordingly, the preliminary purchase price was allocated to the assets acquired and liabilities assumed based upon management's preliminary estimates of fair value. The determination of fair value is dependent upon valuations as of the acquisition date and the final adjustments to the purchase price, which when they occur may result in an adjustment to the value of the acquired assets reflected in the pro forma condensed financial statements. Any such adjustments may be material.

        The unaudited pro forma condensed balance sheet and the unaudited pro forma condensed statement of operations were derived by adjusting the historical audited combined consolidated financial statements of our Predecessor. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed financial statements.

        The unaudited pro forma condensed financial statements have been prepared on the assumption that the Company will be treated as a corporation for federal income tax purposes. The unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and with the historical audited combined consolidated financial statements and related notes, as well as "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

        See "Use of Proceeds" to see how certain aspects of the offering would be affected by an initial public offering price per share of common stock at higher or lower prices than indicated on the front cover of this prospectus.

        The unaudited pro forma condensed financial information is presented for illustrative purposes only and does not purport to indicate the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the Magna and Bayou acquisitions or this offering been consummated on the dates or for the periods presented. The unaudited pro forma condensed financial statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those illustrated. See "Risk Factors."

RANGER ENERGY SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF DECEMBER 31, 2016

(in millions)

	Predecessor (a)	Corporate Reorganization Adjustments		Offering Related Adjustments		Total Pro Forma
Assets
Current assets
Cash and cash equivalents	$1.6			$	(d)	$
Restricted cash	1.8
Accounts receivable, net	13.4
Unbilled revenues	1.2
Prepaid expenses and other current assets	1.4
Assets held for sale	2.9

Total current assets	22.3
Property, plant and equipment, net	102.4
Goodwill	1.6
Deferred tax asset	—		(b)
Intangible assets, net	9.2
Other assets	0.2				(e)

Total assets	$135.7	$		$		$

Liabilities and Net Parent Investment
Current liabilities
Accounts payable	$4.7					$
Accounts payable—related party	2.4
Accrued expenses	2.0
Capital lease obligations, current portion	0.5
Long-term debt, current portion	2.3				(f)

Total current liabilities	11.9
Capital lease obligations, less current portion	0.3
Long-term debt, less current portion	9.8				(f)
Tax receivable agreement liability	—		(b)
Other long-term liabilities	1.1

Total liabilities	23.1
Commitments and contingencies
Net parent investment	112.6		(c)
Class A common stock	—				(g)
Class B common stock	—				(g)
Preferred stock	—				(g)
Additional paid-in capital	—		(b)(c)

Net parent investment / stockholders' equity	112.6

Non-controlling interest	—		(b)(c)

Total net parent investment / stockholders' equity	112.6

Total liabilities and net parent investment	$135.7	$		$		$

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RANGER ENERGY SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(in millions)

	Predecessor Historical (a)	Magna Energy Services, LLC (b)	Bayou Workover Services, LLC (c)	Purchase Accounting Adjustments		Corporate Reorganization Adjustments		Offering Related Adjustments		Pro forma
Revenues:
Well Services	$46.3	$16.5	$27.3							$
Processing Solutions	6.5	—	—

Total revenues	52.8	16.5	27.3
Operating expenses:
Cost of services (exclusive of depreciation and amortization shown separately):
Well Services	36.7	13.0	23.2
Processing Solutions	2.6	—	—

Total cost of services	39.3	13.0	23.2
General and administrative expenses	11.4	5.2	5.0	(0.4)	(d)(e)(g)
Depreciation and amortization	6.6	5.1	9.6	(7.2)	(f)
Management fees	—	0.3	—	(0.3)

Total operating expenses	57.3	23.6	37.8	(7.9)

Operating loss	(4.5)	(7.1)	(10.5)	7.9
Other expenses
Interest expense, net	(0.5)	(0.7)	—	—					(i)

Income (loss) before income taxes	(5.0)	(7.8)	(10.5)	7.9

Income tax provision (benefit)	—	—	—	—		(2.0)	(h)		(h)

Net loss	$(5.0)	$(7.8)	$(10.5)	$7.9		2.0		$		$

Less: net loss attributable to non-controlling interest

Net loss attributable to shareholders										$

Net loss per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

The accompanying notes are an integral part of these unaudited pro forma condensed financial statements.

RANGER ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1. Basis of presentation, transaction and this offering

        The historical financial information is derived from the historical audited combined consolidated financial statements of our Predecessor. These unaudited pro forma condensed financial statements include the following adjustments: (i) the acquisitions of Magna and Bayou, (ii) the transactions described under "Corporate Reorganization" and (iii) the Offering, as if each had been completed as of January 1, 2016 in the case of the unaudited pro forma condensed statement of operations data and December 31, 2016 in the case of the unaudited pro forma condensed balance sheet data. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Unaudited pro forma condensed balance sheet adjustments and assumptions

        The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments are provided as follows:

(a)
Reflects the historical audited combined consolidated balance sheet of the Predecessor as of December 31, 2016, included elsewhere in this prospectus.

(b)
Represents the estimated income tax effects of the Company becoming a taxable corporation under the U.S. Internal Revenue Code of 1986 in connection with the transactions described under "Corporate Reorganization" and entering into the Tax Receivable Agreement by recording the following adjustments:

•
a deferred tax asset of $              for the estimated income tax effects of the adjustment to tax basis resulting from the purchase by the Company of Ranger Units prior to or in connection with this offering,

•
the recognition of a $              tax receivable agreement liability, representing 85% of the estimated net cash savings, if any, that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Offering, and

•
an adjustment to stockholders' equity of $              which is an amount equal to the difference between the increase in deferred tax assets and the recognition of tax receivable agreement liability due to the Existing Owners.

  At the time of a redemption, the Company will record a liability to reflect the future payments under the Tax Receivable Agreement. Further, the Company anticipates that it will account for the effect of increases in tax basis and payments for such increases under the Tax Receivable Agreement arising from future redemptions as follows:

  •
  when future sales or redemptions occur, the Company will record a deferred tax asset for the gross amount of the income tax effect along with an offset of 85% of this asset as a payable under the Tax Receivable Agreement; the remaining difference between the deferred tax asset and tax receivable agreement liability will be recorded as additional paid-in capital; and

  •
  to the extent the Company has recorded a deferred tax asset for an increase in tax basis to which a benefit is no longer expected to be realized due to lower future taxable income, the Company will reduce the deferred tax asset with a valuation allowance.

RANGER ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (Continued)

2. Unaudited pro forma condensed balance sheet adjustments and assumptions (Continued)

(c)
Reflects the pro forma adjustments to net parent investment and to non-controlling interest to give effect to the Corporate Reorganization.

(d)
Represents the net adjustment to cash related to the sources and uses of proceeds of the offering at an assumed initial public offering price of $        per share (the midpoint of the price range set forth on the cover page of this prospectus), calculated as follows (in millions):

Sources of funds		Uses of funds
Net proceeds from this offering	$	Repayment of debt(1)		$12.1
		Offering related costs

Total sources of funds	$	Total uses of funds	$

(1)
As of December 31, 2016, the Company had $12.1 million of long-term debt outstanding. On February 22, 2017, the Company entered into an $11.1 million bridge loan. On February 28, 2017, the Company repaid and terminated a promissory note of $0.2 million and, prior to the commencement of the offering, the Company intends to repay and terminate an additional $0.7 million under an existing promissory note. On April 5, 2017, the bridge loan was increased to $12.1 million. In connection with the consummation of the offering, the Company intends to fully repay and terminate its remaining approximately $22.3 million of outstanding indebtedness.
(e)
Reflects the capitalization of costs directly attributable to the offering. This will be reclassified as stockholders' equity in connection with the consummation of this offering.

(f)
Reflects the repayment of long-term debt and the elimination of the related interest expense.

(g)
Reflects the proceeds to the Company of $            million from the issuance and sale of             million shares of Class A common stock in the offering at an assumed initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commission and estimated offering expense of approximately $            million, in the aggregate.

3. Unaudited pro forma condensed statements of operations adjustments and assumptions

        The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments are provided as follows:

(a)
Reflects the historical audited combined consolidated statement of operations of the Predecessor for the year ended December 31, 2016, included elsewhere in this prospectus.

(b)
Reflects the historical unaudited statement of operations (adjusted for rounding) of Magna for the period from January 1, 2016 through June 24, 2016, included elsewhere in this prospectus.

(c)
Reflects the historical audited statement of operations of Bayou for the period from January 1, 2016 through October 3, 2016, included elsewhere in this prospectus.

(d)
Reflects the reclassification of $0.3 million of Magna management fees to general and administrative expense to align with the Predecessor's presentation.

RANGER ENERGY SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS (Continued)

3. Unaudited pro forma condensed statements of operations adjustments and assumptions (Continued)

(e)
Reflects the amortization of $0.2 million, representing the acquired Bayou market leasehold recorded as a liability.

(f)
Reflects the estimated depreciation and amortization due to the fair value adjustments to the property, plant and equipment and intangible assets acquired in the Magna and Bayou acquisitions:

Year Ended December 31, 2016
Depreciation—Magna Acquisition	$1.0
Depreciation—Bayou Acquisition	5.0
Amortization—Bayou Acquisition	0.4
Less:
Historical Depreciation and Amortization—Magna Acquisition	(4.0)
Historical Depreciation and Amortization—Bayou Acquisition	(9.6)

Pro Forma net adjustment to depreciation and amortization	$(7.2)

(g)
Reflects the elimination of transaction costs of $0.5 million related to the Magna and Bayou acquisitions.

(h)
Reflects the tax effect of the pro forma statement of operations adjustments at the US statutory rate of 35.0%.

(i)
Reflects the net adjustment to interest expense, net due to the repayment of the long-term debt and the elimination of the related interest expense of $        million.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Ranger Energy Services, Inc.

        We have audited the accompanying balance sheet of Ranger Energy Services, Inc. (the "Company") as of March 1, 2017. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company at March 1, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas
March 9, 2017

RANGER ENERGY SERVICES, INC.

BALANCE SHEET

March 1, 2017
Assets
Total Assets	$—

Liabilities
Total liabilities	$—
Commitments and contingencies
Stockholders' equity
Note receivable from Ranger Energy Services, LLC	(10)
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	10

Total stockholders' equity	—

Total liabilities and stockholders' equity	$—

The accompanying notes are an integral part of this balance sheet.

RANGER ENERGY SERVICES, INC.

NOTES TO BALANCE SHEET

1. Organization and Basis of Presentation Organization and Basis of Presentation

        Ranger Energy Services, Inc. (the "Company") is a corporation formed under the laws of the State of Delaware on February 17, 2017 (date of inception). The Company has adopted a fiscal year-end of December 31. The Company has the authority to issue 1,000 shares of common stock with a par value of $0.01 per share. Each holder of shares of common stock is entitled to attend all special and annual meetings of the stockholders of the corporation and to cast one vote for each outstanding share of common stock.

        The Company issued 1,000 shares of common stock to Ranger Energy Services, LLC in exchange for a $10 note receivable. As of March 1, 2017, the $10 initial capitalization has not been funded. As a result, the Company has presented this receivable as contra equity.

        This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States.

        Through March 1, 2017, the Company had not earned any revenue and had not incurred any expenses; therefore, the statements of income, stockholder's equity and cash flows have been omitted. There have been no other transactions involving the Company as of March 1, 2017.

2. Subsequent Events

        Ranger has evaluated subsequent events through March 9, the date the financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

To the Owners of
Ranger Energy Services, Inc. Predecessor

        We have audited the accompanying combined consolidated balance sheets of Ranger Energy Services, Inc. Predecessor (the "Company") as of December 31, 2015 and 2016, and the related combined consolidated statements of operations, net parent investment and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We did not audit the financial statements of Torrent Energy Services, LLC ("Torrent"), one of the entities included in the combined consolidated financial statements, which statements reflect total assets of $27.0 million and $27.8 million at December 31, 2015 and 2016, respectively, and total revenues of $11.5 million and $6.5 million for the years then ended, respectively. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Torrent, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of the other auditors, the combined consolidated financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Ranger Energy Services, Inc. Predecessor at December 31, 2015 and 2016, and the combined consolidated results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
Houston, Texas
March 9, 2017

Report of Independent Registered Public Accounting Firm

To the Member of
Torrent Energy Services, LLC

        We have audited the accompanying balance sheets of Torrent Energy Services, LLC (the "Company"), as of December 31, 2016 and 2015, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Signature

/s/ Whitley Penn LLP
Houston, Texas
March 1, 2017

RANGER ENERGY SERVICES, INC. PREDECESSOR

COMBINED CONSOLIDATED BALANCE SHEETS

(in millions)

	As of December 31,
	2015	2016
Assets
Current assets
Cash and cash equivalents	$1.1	$1.6
Restricted cash	0.4	1.8
Accounts receivable, net	2.4	13.4
Unbilled revenues	—	1.2
Prepaid expenses and other current assets	1.3	1.4
Assets held for sale	—	2.9

Total current assets	5.2	22.3
Property, plant and equipment, net	48.8	102.4
Goodwill	—	1.6
Intangible assets, net	—	9.2
Other assets	—	0.2

Total assets	$54.0	$135.7

Liabilities and Net Parent Investment
Current liabilities
Accounts payable	$1.5	$4.7
Accounts payable—related party	—	2.4
Accrued expenses	0.9	2.0
Capital lease obligations, current portion	1.0	0.5
Long-term debt, current portion	1.5	2.3

Total current liabilities	4.9	11.9
Capital lease obligations, less current portion	—	0.3
Long-term debt, less current portion	8.5	9.8
Other long-term liabilities	0.3	1.1

Total liabilities	13.7	23.1
Commitments and contingencies (Note 9)
Net parent investment	40.3	112.6

Total liabilities and net parent investment	$54.0	$135.7

The accompanying notes are an integral part of these combined consolidated financial statements

RANGER ENERGY SERVICES, INC. PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

	Year ended December 31,
	2015	2016
Revenues:
Well Services	$9.7	$46.3
Processing Solutions	11.5	6.5

Total revenues	21.2	52.8
Operating expenses:
Cost of services (exclusive of depreciation and amortization shown separately):
Well Services	8.2	36.7
Processing Solutions	7.9	2.6

Total cost of services	16.1	39.3
General and administrative	7.8	11.4
Depreciation and amortization	2.1	6.6
Impairment of goodwill	1.6	—

Total operating expenses	27.6	57.3

Operating loss	(6.4)	(4.5)
Other expenses
Interest expense, net	(0.3)	(0.5)

Total other expenses	(0.3)	(0.5)

Net loss	$(6.7)	$(5.0)

The accompanying notes are an integral part of these combined consolidated financial statements

RANGER ENERGY SERVICES, INC. PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF NET PARENT INVESTMENT

(in millions)

	Ranger	Torrent	Net Parent Investment
Balance at January 1, 2015	$9.5	$17.8	$27.3
Net contributions from parent	11.6	8.0	19.6
Equity based compensation from parent	—	0.1	0.1
Net loss	(3.6)	(3.1)	(6.7)

Balance at December 31, 2015	17.5	22.8	40.3

Net contributions from parent	27.6	3.5	31.1
Equity of parent issued for Bayou acquisition	33.0	—	33.0
Contribution of Magna acquisition from parent	12.7	—	12.7
Equity based compensation from parent	0.4	0.1	0.5
Net loss	(4.4)	(0.6)	(5.0)

Balance at December 31, 2016	$86.8	$25.8	$112.6

The accompanying notes are an integral part of these combined consolidated financial statements

RANGER ENERGY SERVICES, INC. PREDECESSOR

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2015	2016
Cash flows from operating activities
Net loss	$(6.7)	$(5.0)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	2.1	6.6
Bad debt expense	0.7	0.6
Impairment of goodwill	1.6	—
Equity based compensation	0.1	0.5
Loss on sale of property, plant and equipment	—	(0.1)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(2.1)	(8.7)
Unbilled revenue	—	(1.3)
Prepaid expenses and other current assets	0.1	1.5
Other assets	0.1	—
Accounts payable	(1.6)	(1.2)
Accounts payable—related party	—	2.4
Accrued expenses	0.8	(0.5)
Other long-term liabilities	(0.3)	—

Net cash used in operating activities	(5.2)	(5.2)

Cash flows from investing activities
Purchase of property, plant and equipment	(26.0)	(11.2)
Purchase of businesses, net of cash acquired	—	(16.3)
Sale of property, plant and equipment	0.5	2.1

Net cash used in investing activities	(25.5)	(25.4)

Cash flows from financing activities
Payments on third party borrowings	—	(2.6)
Borrowings on long-term debt	10.0	4.5
Principal payments on capital lease obligations	(0.3)	(0.5)
Contributions from parent	19.6	34.1
Distributions to parent	—	(3.0)
Restricted cash	(0.4)	(1.4)

Net cash provided by financing activities	28.9	31.1

(Decrease) increase in cash and cash equivalents	(1.8)	0.5
Cash and cash equivalents, beginning of year	2.9	1.1

Cash and cash equivalents, end of year	$1.1	$1.6

Supplemental cash flows information
Interest paid	(0.3)	(0.5)
Supplemental disclosure of noncash investing and financing activity
Contribution of Magna	$—	$12.7
Equity issued for Bayou acquisition	$—	$33.0
Non-cash capital expenditures included in liabilities	$(0.8)	$(1.0)
Non-cash acquisition of Shifty	$—	$(0.6)
Non-cash additions to fixed assets through capital lease financing	$—	$(0.3)

The accompanying notes are an integral part of these combined consolidated financial statements

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION

Background

        The accompanying combined consolidated financial statements of Ranger Energy Services, Inc. Predecessor (the "Predecessor", "our", "we" or the "Company") includes the financial positions and results of operations for the following businesses (the "Contributed Entities") which were formed or acquired by CSL Capital Management, LLC ("CSL" or "Parent"). In connection with an anticipated Initial Public Offering ("IPO") of Ranger Energy Services, Inc. (the "Registrant"), the Predecessor and the Contributed Entities will be contributed to the Registrant in exchange for shares in the Registrant.

  •
  Ranger Energy Services, LLC; Ranger Energy Leasing, LLC; Ranger Energy Properties, LLC; and Academy Oilfield Rentals, LLC (collectively, "Ranger") as of December 31, 2015 and 2016 and for the two years ended December 31, 2016. Formed by CSL on June 19, 2014, Ranger is a production solutions company focused on oil and natural gas field development services primarily in Texas;

  •
  Torrent Energy Services, LLC ("Torrent") as of December 31, 2015 and 2016 and for the two years ended December 31, 2016. Acquired by CSL in September 2014, Torrent is a company that owns and operates mechanical refrigeration units, natural gas powered generators and NGL storage tanks primarily in North Dakota and Texas;

  •
  Magna Energy Services, LLC ("Magna") as of December 31, 2016 and for the period from June 24, 2016 to December 31, 2016. Acquired by CSL on June 24, 2016, Magna provides workover, plug and abandonment, fluid management and wireline services. Magna was contributed to Ranger on June 24, 2016;

  •
  Bayou Workover Services, LLC ("Bayou") as of December 31, 2016 and for the period from October 3, 2016 to December 31, 2016. Acquired by Ranger on October 3, 2016, Bayou provides workover, completions, plug and abandonment, equipment rentals and fluid management services.

Basis of Presentation

        The combined consolidated financial statements of the Predecessor have been prepared from each of the Predecessor and the Contributed Entity's accounting records. The contributions during 2017 were all treated as a combination of entities under common control, whereas the Magna and Bayou acquisitions during the year ended December 31, 2016 and the Torrent acquisition during the year ended December 31, 2014 were accounted for at fair value in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. The accompanying combined consolidated financial statements and related notes include the assets, liabilities and results of operations of Ranger and Torrent as if they were combined for all periods presented, and for the periods starting from Ranger's acquisition date for Bayou and CSL's acquisition date for Magna. All transactions among the Contributed Entities within the Predecessor have been eliminated in combination and consolidation. Management has prepared the combined consolidated financial statements in accordance with accounting principles generally accepted in the U.S. ("GAAP"). Operating results for the periods presented are not necessarily indicative of the results that may be expected for any future period.

        Certain transactions and balances between Contributed Entities that were historically non-cash settled are reflected as a component of net parent investment on our accompanying combined

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1. BACKGROUND AND BASIS OF PRESENTATION (Continued)

consolidated balance sheets, and as contributions from parent, net on our accompanying combined consolidated statements of cash flows.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management uses historical and other pertinent information to determine these estimates. Actual results could differ from such estimates. Areas where critical accounting estimates are made by management include:

  •
  Depreciation and amortization of property, plant and equipment and intangible assets

  •
  Impairment of property, plant and equipment, goodwill and intangible assets

  •
  Allowance for doubtful accounts

  •
  Fair value of assets acquired and liabilities assumed in an acquisition

  •
  Unit-based compensation

Cash and Cash Equivalents

        All highly liquid investments with an original maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts in financial institutions that are insured by the Federal Deposit Insurance Corporation. Cash balances from time to time may exceed the insured amounts; however the Predecessor has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risks on such accounts.

Accounts Receivable

        Accounts receivable, net are stated at the amount management expects to collect from outstanding balances. The Company reviews a customer's credit history before extending credit. Generally, the Company does not require collateral from its customers. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and based on past experience and other factors, which, in management's judgment, deserve current recognition in estimating possible bad debts. Such factors include growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. The allowance for doubtful accounts was $0.7 million and $1.1 million for the years ended December 31, 2015 and 2016, respectively.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

        Property, plant and equipment is stated at cost or estimated fair market value at the acquisition date less accumulated depreciation. Depreciation is charged to expense on the straight-line basis over the estimated useful life of each asset. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Assets under capital lease obligations and leasehold improvements are amortized over the shorter of the lease term or their respective estimated useful lives. Depreciation does not begin until property, plant and equipment is placed in service. Once placed in service, depreciation on property and equipment continues while being repaired, refurbished or between periods of deployment.

Long-lived Asset Impairment

        The Company evaluates the recoverability of the carrying value of long-lived assets, including property, plant and equipment and intangible assets, whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Goodwill

        Goodwill represents the excess of costs over the fair value of the net assets acquired in connection with a business combination. Goodwill is not amortized, but rather tested and assessed for impairment annually or more frequently if certain events or changes in circumstance indicate the carrying amount may exceed fair value. Before employing detailed impairment testing methodologies, the Company may first evaluate the likelihood of impairment by considering qualitative factors relevant to each reporting unit, such as macroeconomic, industry, market or any other factors that have a significant bearing on fair value. If the Company first utilizes a qualitative approach and determines that it is more likely than not that goodwill is impaired, detailed testing methodologies are then applied. Otherwise, the Company concludes that no impairment has occurred. Detailed impairment testing involves a two-step process. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, the implied value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities as if the reporting unit had been acquired in a business combination. The fair value of the reporting unit is typically determined through the use of a blended income and market approach. The impairment for goodwill is measured as the excess of its carrying value over its implied value. The Company recognized impairment of $1.6 million for the year ended December 31, 2015.

Intangible Assets

        Identified intangible assets with determinable lives consist of customer relationships and trade names (as described in Note 3, Acquisitions below). Customer relationships and trade names are amortized over their estimated useful lives.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets Held for Sale

        During the year ended December 31, 2016, the Company decided to market and sell non-core rental fleet assets. The units are classified as held for sale because they have been specifically identified, and management has a plan for their sale in their present condition to occur in the next year. The available for sale assets are recorded at the units' carrying amount, which approximates fair value less costs to sell, and have been reclassified as current assets on our balance sheet, and are no longer depreciated.

Fair Value

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The three-tiered hierarchy is summarized as follows:

  Level 1—Quoted prices in active markets for identical assets and liabilities.

  Level 2—Other significant observable inputs.

  Level 3—Significant unobservable inputs.

        The Company's financial instruments consist of cash and cash equivalents, trade receivables, trade payables, amounts receivable or payable to related parties, and long-term debt. The carrying amount of cash and cash equivalents, trade receivables, and trade payables approximates fair value because of the short-term nature of the instruments. The fair value of long-term debt approximates its carrying value based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. In valuing certain assets and liabilities, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the overall fair value. The Company did not have any assets or liabilities that were measured at fair value on a recurring basis at December 31, 2015 and 2016.

        During 2015, the Company had non-recurring fair value measurements related to the impairment of goodwill. The fair values were determined through the use of a blended market and income approach, which represent Level 3 measurements within the fair value hierarchy. During 2016, the Company had non-recurring fair value measurements related to the acquisition and purchase price allocations of Magna and Bayou (Note 3). The fair values were determined through the use of a blended income, market and cost approach, which represent Level 3 measurements within the fair value hierarchy.

Revenue Recognition

        The Company generates revenue from multiple sources within its operating segments.

        Well Services—Well Services consists primarily of maintenance services, workover services, completion services and plugging and abandonment services. The Company recognizes revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. The Company prices well servicing by the

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

hour or by the day when services are performed. Well servicing is sold without warranty or right of return.

        Processing Solutions—Processing Solutions consists primarily of equipment rentals, operations and maintenance services and mobilization services. The Company recognizes revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. Revenues from equipment leasing, operations and maintenance services are recognized as earned. These services are sold without warranty or right of return.

Business Combinations

        The Company recognizes, separately from goodwill, the identifiable assets acquired and liabilities assumed at their estimated acquisition date fair values. Fair value is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the assumptions of market participants and not those of the reporting entity. Therefore, entity-specific intentions do not impact the measurement of fair value. Goodwill as of the acquisition date is measured and recognized as the excess of: (i) the aggregate of the fair value of the consideration transferred, the fair value of any non-controlling interest in the acquiree and the acquisition date fair value of our previously held equity interests over (ii) the fair value of assets acquired and liabilities assumed. These fair values are accounted for at the date of acquisition and included in the combined consolidated balance sheet at December 31, 2016. The results of operations of an acquired business is included in the statement of operations from the date of the acquisition.

Income Taxes

        No provision for federal income tax is included in the accompanying combined consolidated financial statements as federal income taxes, if any, are payable by its members on their share of income or loss. State income taxes are immaterial.

New Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. ASU 2014-09 supersedes existing revenue recognition requirements in GAAP and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additionally, it requires expanded disclosures regarding the nature, amount, timing, and certainty of revenue and cash flows from contracts with customers. The ASU is effective for annual and interim reporting periods beginning after December 15, 2016, using either a full or a modified retrospective application approach. The Company is in the initial stages of evaluating the effect of the standard on the combined consolidated financial statements and continues to evaluate the available transition method.

        In February 2016, the FASB issued ASU No, 2016-02, Leases, amending the current accounting for leases. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

or less. All other leases will fall into one of two categories: (i) a financing lease or (ii) an operating lease. Lessor accounting remains substantially unchanged with the exception that no leases entered into after the effective date will be classified as leveraged leases. For sale leaseback transactions, a sale will only be recognized if the criteria in the new revenue recognition standard are met. ASU 2016-2 is effective for fiscal years beginning after December 15, 2018, including interim within that reporting period, using a modified retrospective approach. Early adoption is permitted. The Company is in the initial stages of evaluating the effect of the standard on the combined consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. The amendments in ASU 2016-13 require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendment is effective for public entities for annual reporting periods beginning after December 15, 2019, however early application is permitted for reporting periods beginning after December 15, 2018. The Company is in the initial stages of evaluating the effect of the standard on the combined consolidated financial statements.

        Under the JOBS Act, we expect that we will meet the definition of an "emerging growth company," which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

NOTE 3. ACQUISITIONS

Magna Acquisition

        On June 24, 2016, CSL acquired Magna, a privately held oilfield services company that provides workover, plugging and abandonment, fluid management and wireline services, for an aggregate purchase price of approximately $12.7 million to gain market share in the industry. Magna's operations are focused primarily in Colorado, Wyoming and North Dakota. Ranger accounted for this acquisition as a business combination. No goodwill was recorded in conjunction with the Magna acquisition as the total purchase consideration approximated that fair value of assets acquired and liabilities assumed.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. ACQUISITIONS (Continued)

        A summary of the fair value of the assets acquired and the liabilities assumed in connection with the Magna acquisition is set forth below (in millions):

Purchase price
Cash paid by CSL	$12.7

Total purchase price	$12.7

Purchase price allocation
Cash	$1.2
Accounts receivable	3.0
Prepaid expenses and other	1.2
Property, plant and equipment	8.8
Tradename	0.1

Total assets acquired	14.3

Accounts payable	(1.0)
Accrued expenses	(0.6)

Total liabilities assumed	(1.6)

Allocated purchase price	$12.7

        On September 28, 2016, Magna was contributed to Ranger by CSL to gain market share in the industry. As this was a transaction among entities under common control, the assets and liabilities were recorded at their historical carrying values from the date of the initial acquisition by CSL on June 24, 2016. For the year ended December 31, 2016, the Company incurred $0.1 million of acquisition-related costs that are included in general and administrative expenses in the accompanying combined consolidated statements of operations. From the acquisition date to December 31, 2016, revenues and operating income for the acquired business was $19.8 million and $0.7 million (excluding the acquisition related costs described above), respectively.

Bayou Acquisition

        On October 3, 2016, Ranger acquired Bayou, a privately held oilfield services company that provides workover, plugging and abandonment and fluid management services, for an aggregate purchase price of approximately $50.5 million, which included an approximate 35% equity interest in Ranger. Bayou's operations are focused primarily in Colorado and North Dakota. Ranger accounted for this acquisition as a business combination.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. ACQUISITIONS (Continued)

        A summary of the fair value of the assets acquired and the liabilities assumed in connection with the Bayou acquisition is set forth below (in millions):

Purchase price
Cash	$17.5
Equity issued	33.0

Total purchase price	$50.5

Purchase price allocation
Prepaid expenses & other	$0.5
Property, plant and equipment	40.0
Land	0.6
Building and site improvements	2.3
Customer relationships	9.3

Total assets acquired	52.7

Accounts payable	(1.8)
Accrued expenses	(1.0)
Other long-term liabilities	(1.0)

Total liabilities assumed	(3.8)

Goodwill	1.6

Allocated purchase price	$50.5

        Goodwill represents trained and assembled workforce which does not meet the separability criterion. For the year ended December 31, 2016, the Company incurred $0.4 million of acquisition-related costs that are included in general and administrative expenses in the accompanying combined consolidated statements of operations. From the acquisition date to December 31, 2016, revenues and operating income for the acquired business was $10.8 million and ($1.3) million (excluding the acquisition related costs described above), respectively.

Supplemental Pro Forma Financial Information (unaudited)

        The following unaudited pro forma information gives effect to the acquisitions of Magna and Bayou as if they had occurred on January 1, 2016. The unaudited pro forma financial information reflects certain adjustments related to the acquisition, such as to record certain adjustments resulting from purchase accounting, such as depreciation and amortization expense in connection with fair value adjustments to property, plant and equipment and intangible assets. The unaudited pro forma financial information is for illustrative purposes only and should not be relied upon as being indicative of the historical results that would have been obtained if the acquisitions had actually occurred on that date, nor the results of operations in the future. The supplemental pro forma results of operations for the

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3. ACQUISITIONS (Continued)

year ended December 31, 2016 as if the Magna and Bayou acquisitions had occurred on January 1, 2016, is as follows:

	Year Ended December 31, 2015	Year Ended December 31, 2016
Revenues	$135.9	$96.6
Net loss	$(33.8)	$(13.7)

NOTE 4. PROPERTY, PLANT AND EQUIPMENT, NET

        Property, plant and equipment include the following (in millions):

		As of December 31,
	Estimated Useful Life (years)
		2015	2016
Machinery and equipment	5 - 30	$5.4	$3.0
Vehicles	3 - 5	3.2	0.2
Mechanical refrigeration units	30	14.5	16.0
NGL storage tanks	15	4.3	4.3
Workover rigs	5 - 20	19.7	73.8
Other property, plant and equipment	3 - 30	3.9	13.8

Property, plant and equipment		51.0	111.1
Less: accumulated depreciation		(2.2)	(8.7)

Property, plant and equipment, net		$48.8	$102.4

        Depreciation expense was $2.1 million and $6.5 million for the years ended December 31, 2015 and 2016, respectively.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

        Goodwill was $0 and $1.6 million as of December 31, 2015 and 2016, respectively. Changes in goodwill are due to an impairment of goodwill of $1.6 million during the year ended December 31, 2015 and $1.6 million of goodwill recognized in connection with the Bayou acquisition during 2016. Related to the $1.6 million of goodwill impairment, the fair value was derived by using a market multiple. The market multiple was derived from a series of public comparable companies within the oil field servicing and midstream industries. The fair value of goodwill was determined by allocating fair value to the Company's assets and liabilities as if the Company had been acquired in a business combination. The amount of impairment for goodwill was measured as the excess of its carrying value over its fair value.

        As of December 31, the Company had the following definite lived intangible assets recorded (in millions):

		As of December 31,
	Estimated Useful Life (years)
		2015	2016
Tradenames	3	$—	$0.1
Customer relationships	18	—	9.2
Less: accumulated amortization—tradenames		—	(0.0)
Less: accumulated amortization—customer relationships		—	(0.1)

Intangible assets, net		$—	$9.2

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5. GOODWILL AND INTANGIBLE ASSETS (Continued)

        Amortization expense was $0 and $0.1 million for the years ended December 31, 2015 and 2016, respectively. Aggregated expected amortization expense for the future periods is expected to be as follows (in millions):

Year ended December 31:	Amount
2017	$0.5
2018	0.5
2019	0.5
2020	0.5
2021	0.5
Thereafter	6.7

$9.2

NOTE 6. CAPITAL LEASES

        The Company leases certain assets under capital leases expiring in 2019. The assets and liabilities under capital leases are recorded at the lower of present value of the minimum lease payments or the fair value of the assets. The assets are amortized over their estimated useful lives or over the lease term. Amortization of assets under capital leases were $0.5 million and $0.3 million for the years ended December 31, 2015 and 2016, respectively. Aggregate future minimum lease payments under capital leases are as follows (in millions):

Total
2017	$0.5
2018	0.3
2019	0.0

Total future minimum lease payments	0.8
Less: amount representing interest	(0.0)

Present value of future minimum lease payments	0.8
Less: current portion of capital lease obligations	(0.5)

Total capital lease obligations, less current portion	$0.3

NOTE 7. LONG-TERM DEBT

        Long-term debt consists of the following (in millions):

	December 31,
	2015	2016
Term loans	$9.0	$7.1
Revolver	1.0	5.0
Current portion of long-term debt	(1.5)	(2.3)

Long-term debt, less current portion	$8.5	$9.8

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7. LONG-TERM DEBT (Continued)

        In 2015, Ranger had a $2.0 million revolving line of credit with Iberia Bank expiring on April 30, 2018 (the "Revolver"). On December 23, 2016, Ranger amended the Revolver to increase its size to $5.0 million. As of December 31, 2015 and 2016, there was $1.0 million and $5.0 million borrowed against this line of credit, respectively. The Revolver was secured by substantially all of Ranger's assets (approximately $107.9 million of the Company's total assets). Interest varies with the bank's prime rate and the bank's London Interbank Offered Rate ("LIBOR"). At December 31, 2015 and 2016, the interest rate was 3.74% and 4.12%, respectively.

        In February 2015, as amended in March 31, 2016, Torrent secured a $2.0 million senior credit facility with Texas Capital Bank consisting of a $2.0 million Advancing Term Loan as defined by the note agreement. The note is secured by substantially all of Torrent's assets (approximately $27.8 million of the Company's total assets). Interest varies with the bank's prime rate and the bank's LIBOR and is payable quarterly through the maturity of the note. As of December 31, 2015 and 2016, the interest rate was 5.75% and 5.75%, respectively. The agreement also requires the Company to maintain certain financial and non-financial covenants. Effective March 31, 2016, covenant compliance was waived for the fiscal quarters ended December 31, 2015, March 31, 2016 and June 30, 2016. The Company made a $1.2 million principal payment in April 2016, in order to obtain the bank waiver and accelerated the final loan balance pay-off to October 3, 2017. As of December 31, 2015 and 2016, there was $2.0 million and $0.7 million outstanding on the senior credit facility.

        In March 2015, Torrent, through certain members of its management team as borrowers, secured a $0.6 million promissory note with Benchmark Bank. Interest varies with the bank's prime rate. Initially, all principal and interest was due on the date of maturity of September 4, 2015, however, the terms were renegotiated and a restructured note and agreement was entered into in April 2016 with an interest rate of 4.5%. In April 2016, Torrent made a principal payment of $0.4 million on this promissory note, leaving a remaining balance of $0.2 million, which is secured by a $0.2 million certificate of deposit. As of December 31, 2015 and 2016, there was $0.6 million and $0.2 million outstanding on the promissory note. The remaining principal balance was paid in full on February 28, 2017.

        In April 2015, Ranger secured a $7.0 million promissory note with Iberia Bank. Interest varies with the bank's prime rate and the bank's LIBOR and is payable in 60 equal monthly installments, which commenced on May 1, 2016. As of December 31, 2015 and 2016, the interest rate was 3.74% and 4.12%, respectively. Installment payments are due through May 1, 2019, and the note is secured by substantially all of Ranger's assets (approximately $107.9 million of the Company's total assets). As of December 31, 2015 and 2016, the outstanding balance was $6.5 million and $6.2 million, respectively.

        All debt agreements include the usual and customary covenants for facilities of its type and size. The covenants cover matters such as minimum fixed charge coverage ratio, maximum leverage ratio, current ratio, maximum indebtedness to capitalization ratio, minimum debt service coverage ratio and minimum net income. As of December 31, 2016, the Company was in compliance with all covenants.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7. LONG-TERM DEBT (Continued)

        At December 31, 2016, the aggregate future maturities of long-term debt are as follows (in millions):

Total
2017	$2.3
2018	6.4
2019	3.4

Total	$12.1

NOTE 8. RISK CONCENTRATIONS

Customer Concentrations

        For the year ended December 31, 2015, two customers (Whiting—Processing Solutions segment and EOG Resources—Well Services segment) accounted for approximately 42.0% and 26.3%, respectively, of the Company's revenues balance. At December 31, 2015, approximately 28.7% of the accounts receivable balance was due from these customers.

        For the year ended December 31, 2016, two customers (EOG Resources Well Services segment and PDC Energy—Well Services segment) accounted for approximately 19.8% and 19.2%, respectively, of the Company's revenues balance. At December 31, 2016, approximately 27.6% of the accounts receivable balance was due from these customers.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company is obligated under non-cancelable operating leases for facilities and equipment which expire at various dates through 2022. These leases generally contain renewal options for periods ranging from one to five years and require the Company to pay all executory costs (property taxes, maintenance and insurance). Rental payments include minimum rentals. Future minimum rental payments required under these leases are as follows (in millions):

Total
2017	$2.0
2018	1.8
2019	1.7
2020	1.5
2021	0.4
Thereafter	0.0

Total future minimum lease payments	$7.4

        For the years ended December 31, 2015 and 2016, rent expense under all operating leases was $0.1 million and $0.9 million, respectively.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9. COMMITMENTS AND CONTINGENCIES (Continued)

Legal Matters

        From time to time, the Company is involved in various legal matters arising in the normal course of business. The Company does not believe that the ultimate resolution of these matters will have a significant effect on its combined consolidated financial position or results of operations.

Employee Benefits

        Certain of the Company's employees participate in a retirement savings plan maintained by the Company (the "Plan"). During the year ended December 31, 2015 and 2016, the Company contributed approximately $0 million and $0.1 million, respectively, to the Plan.

NOTE 10. SEGMENT REPORTING

        Our operations are all operated in the United States and organized into two reportable segments: Wells Services and Processing Solutions. Our reportable segments comprise the structure used by our Chief Operating Decision Maker ("CODM") to make key operating decisions and assess performance during the years presented in the accompanying combined consolidated financial statements. Our CODM evaluates the segments' operating performance based on multiple measures including Adjusted EBITDA, rig hours and rig utilization. The following is a description of the segments:

        Well Services.    Our well service rigs facilitate operations throughout the lifecycle of a well, including (i) well completion support; (ii) workover; (iii) well maintenance; and (iv) decommissioning. We provide these advanced well services to E&P companies, particularly to those operating in unconventional oil and natural gas reservoirs and requiring technically and operationally advanced services. Our well service rigs are designed to support growing U.S. horizontal well demands.

        Processing Solutions.    We provide a range of proprietary, modular equipment for the processing of rich natural gas streams at the wellhead or central gathering points in basins where drilling and completion activity has outpaced the development of permanent processing infrastructure.

        Segment information is as follows for 2015 and 2016 (in millions):

2015	Well Services	Processing Solutions	Total
Revenues	$9.7	$11.5	$21.2
Depreciation and amortization	1.4	0.7	2.1
Impairment of goodwill	—	1.6	1.6
Interest expense, net	(0.1)	(0.2)	(0.3)
Net loss	(3.6)	(3.1)	(6.7)
Property, plant and equipment	24.5	24.3	48.8
Total assets	27.0	27.0	54.0
Capital Expenditures	18.1	8.7	26.8

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10. SEGMENT REPORTING (Continued)

2016	Well Services	Processing Solutions	Total
Revenues	$46.3	$6.5	$52.8
Depreciation and amortization	5.6	1.0	6.6
Interest expense, net	(0.4)	(0.1)	(0.5)
Net loss	(4.4)	(0.6)	(5.0)
Property, plant and equipment	79.5	22.9	102.4
Total assets	107.9	27.8	135.7
Capital Expenditures	10.0	2.2	12.2
Goodwill	1.6	—	1.6

NOTE 11. OWNERS' CAPITAL AND PROFIT INTERESTS AWARDS

Well Services

        The Well Services segment (Ranger) is 100% owned by Ranger Holdings, LLC ("Ranger Holdings") and Ranger's equity is represented by a single share class. Ranger Holdings has issued Class C and Class D units to certain key employees of Ranger as remuneration for employee services and are intended to be "profit interests" with no voting rights. Certain of the units vest 33% per year over a three-year service period and may be forfeited or repurchased by Ranger Holdings under certain circumstances as set forth in the Ranger Holdings limited liability company agreement and the individual Class C and Class D unit grant agreements. The "vesting units" are deemed equity and are measured at fair value using an option pricing model at each grant date with compensation expense recognized on a straight-line basis over the requisite service period.

        Certain of the Class C and Class D units that were granted are liability-classified awards as they do not fully vest until a defined change of control event. The Company has not recognized a liability or recognized any compensation expense for these liability-classified awards in the accompanying combined consolidated financial statements since the change of control event is not probable and estimable. These units will trigger no compensation expense until amounts payable under such awards become probable and estimable.

        On October 3, 2016, the Class C and Class D units were modified, whereby new units were issued to replace the existing Class C and Class D units that had been issued prior to October 3, 2016. As part of the issuance of the new Class C and Class D unit, the existing Class C and Class D units were cancelled. The terms of the new and existing Class C and Class D awards were materially similar.

        The grant date fair value for the Class C and Class D units prior to modification were de minimis while the grant date fair value for the Class C and Class D units at modification was $2.5 million. During the year ended December 2015 and 2016, we recognized compensation expense of $0 million and $0.4 million, respectively. The total unrecognized compensation cost related to unvested awards at year ended December 31, 2016 is $2.1 million and is expected to be recognized over the next two years. No distributions were made during the year ended December 31, 2015 and 2016.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11. OWNERS' CAPITAL AND PROFIT INTERESTS AWARDS (Continued)

        The following table summarizes the Class C and Class D unit activity for 2015 and 2016 (in millions):

	Class C units		Class D units
	Equity-based Compensation Awards	Liability Awards	Equity-based Compensation Awards	Liability Awards
Outstanding at January 1, 2015	1.0	0.3	0.2	0.0
Granted	1.0	0.4	0.1	0.1
Forfeited	—	—	—	—

Outstanding at December 31, 2015	2.0	0.7	0.3	0.1

Granted(1)	0.5	0.2	0.4	0.2
Forfeited	—	—	—	—

Outstanding at December 31, 2016	0.5	0.2	0.4	0.2

(1)
At October 3, 2016, Ranger's existing Class C and Class D awards were cancelled and new Class C and Class D awards were issued.

        We utilized an option pricing model to estimate grant date fair value of the equity-based compensation awards, which included probability of various outcomes. Expected volatilities are based on historical volatilities of the stock of comparable companies in our industry. The risk-free rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Actual results may vary depending on the assumptions applied within the model. The following table presents the assumptions used in the valuation and resulting grant date fair value:

	Pre-Modification	At Modification
Period	5 years	5 years
Dividend Yield	0.0%	0.0%
Volatility	35 - 60%	40%
Risk Free Rate	1.0 - 1.6%	1.2%

Processing Solutions

        The Processing Solutions segment (Torrent) is 100% owned by Torrent Holdings, LLC ("Torrent Holdings") and Torrent's equity is represented by a single share class. Torrent Holdings has issued Class B and Class C units to certain key employees of Torrent as remuneration for employee services and are intended to be "profit interests" with no voting rights. Class B units have a three-year vesting period at 25% per year, with the remaining 25% vesting upon certain events occurring. Torrent Holdings also issued Class C awards, which were fully vested at grant date when issued in 2014. Class B and Class C units are deemed to be equity-classified.

        The grant date fair value for the Class B and Class C unit awards were $0.3 million and $0.1 million, respectively. Compensation expense is recognized on a straight-line basis over the requisite service period. During the year end December 31, 2015 and 2016, we recognized compensation expense of $0.1 million and $0.1 million, respectively. The total unrecognized compensation cost related to

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11. OWNERS' CAPITAL AND PROFIT INTERESTS AWARDS (Continued)

unvested awards at December 31, 2016 is $0.1 million and is expected to be recognized in 2017. No distributions were made during the year ended December 31, 2015 and 2016.

        The following table summarizes the Class B and Class C unit activity for 2015 and 2016 (in millions):

	Class B	Class C(1)
Outstanding at January 1, 2015	1.0	0.0
Granted	—	—
Forfeited	—	—

Outstanding at December 31, 2015	1.0	0.0

Granted	—	—
Forfeited	(0.3)	—

Outstanding at December 31, 2016	0.7	0.0

(1)
There were 2,000 Class C units outstanding at each date.

        We utilized an option pricing model to estimate grant date fair value of the equity-based compensation awards, which included probability of various outcomes. Expected volatilities are based on historical volatilities of the stock of comparable companies in our industry. The risk-free rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. Actual results may vary depending on the assumptions applied within the model. The following table presents the assumptions used in the valuation and resulting grant date fair value:

Assumptions
Period	2.8 years
Dividend Yield	0.0%
Volatility	28.1%
Risk Free Rate	0.9%

NOTE 12. RELATED PARTY TRANSACTIONS

        The Company incurred approximately $5.7 million of operating expenses and $0.1 million of deposits for the period from October 4, 2016 to December 31, 2016, that were paid by Bayou Well Services. As of December 31, 2016, the Company had an accounts payable balance to Bayou Well Services related to these expenses totaling $2.4 million.

        The Company incurred approximately $0.2 million and $0.1 million in expenses related to CSL and board members for the years ended December 31, 2015 and 2016, respectively. As of December 31, 2015 and 2016, amounts due to CSL and board members were negligible.

        Refer to Note 7 for Torrent's $0.6 million promissory note entered into with Benchmark Bank, through certain members of its management as borrowers.

RANGER ENERGY SERVICES, INC. PREDECESSOR

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13. SUBSEQUENT EVENTS

        We have evaluated subsequent events through March 9, 2017, the date the financial statements were available to be issued noting the following:

        During January 2017, the Company purchased certain assets from a related party for approximately $4.0 million.

        During February 2017, the Company received a bridge loan totaling $11.1 million from CSL and Bayou Well Holdings Company, LLC to fund capital expenditures and working capital. The bridge loan was for a term of one year with an annual interest rate of 15%.

        During February 2017, the Company entered into purchase agreements with third-party vendors, pursuant to which the Company expects to accept delivery of high-spec well service rigs periodically throughout 2017, for an amount totaling $42.1 million.

        During February 2017, the Company paid in full the remaining principal balance of the Benchmark Bank promissory note.

Independent Auditor's Report

Board of Managers
Magna Energy Services, LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Magna Energy Services, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, members' equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magna Energy Services, LLC and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Denver, Colorado
February 3, 2017

MAGNA ENERGY SERVICES, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$832,418	$1,432,316
Accounts receivable, net	6,247,861	18,545,385
Unbilled accounts receivables	194,219	720,016
Inventory	520,592	753,602
Assets held for sale	124,000	1,087,000
Prepaid expenses	1,874,183	2,142,038

Total current assets	9,793,273	24,680,357

Property and equipment, net	30,946,002	40,293,743
Long-term assets:
Restricted cash	139,405	169,663
Non-compete covenants, net	—	1,683
Loan origination fees, net	395,900	393,006
Goodwill	8,426,000	28,427,754

Total long-term assets	8,961,305	28,992,106

Total assets	$49,700,580	$93,966,206

Liabilities and Members' Equity (Deficit)
Current liabilities:
Notes payable, current portion	$6,766,213	$10,979,911
Line of credit	2,581,508	12,810,131
Line of credit-related party	4,000,000	—
Accounts payable	757,684	2,844,949
Accrued expenses	1,389,979	2,146,962

Total current liabilities	15,495,384	28,781,953

Long-term liabilities:
Notes payable	25,782,569	25,994,327
Accrued unpaid management fees	6,727,161	5,534,507
Convertible notes	4,046,478	3,650,166

Total long-term liabilities	36,556,208	35,179,000

Total liabilities	52,051,592	63,960,953

Commitments and contingencies (Note 10)
Members' equity (deficit):
Members' capital	26,323,846	26,323,846
Accumulated earnings (deficit)	(31,199,218)	1,061,116
Non-controlling interest	2,524,360	2,620,291

Total members' equity (deficit)	(2,351,012)	30,005,253

Total liabilities and members' equity (deficit)	$49,700,580	$93,966,206

See accompanying notes to consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2015 and 2014

	2015	2014
Revenues	$59,556,702	$123,646,064

Operating costs and expenses:
Direct cost of revenues	45,023,355	88,176,162
General and administrative	10,472,276	14,071,829
Depreciation and amortization	11,246,397	10,418,009
Impairment of goodwill	20,001,754
Impairment of assets held for sale	963,000	158,397
Management fees	1,192,654	2,472,127

Total operating costs and expenses	88,899,436	115,296,524

Income (loss) from operations	(29,342,734)	8,349,540
Other income and (expense):
Interest expense	(3,039,509)	(2,845,672)
Gain (loss) on disposal of assets	(223,231)	193,642
Income taxes paid	(10,279)
Other income	259,488	261,314

Total other expense	(3,013,531)	(2,390,716)

Net income (loss)	(32,356,265)	5,958,824
Less: net (income) loss attributable to non-controlling interest in variable interest entity's earnings	95,931	(557,479)

Net income (loss) attributable to Magna Energy Services, LLC	$(32,260,334)	$5,401,345

See accompanying notes to consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

Years Ended December 31, 2015 and 2014

	Members' Capital	Accumulated Earnings (Deficit)	Non-Controlling Interest	Total
Balances, December 31, 2013	$26,323,846	$(4,340,229)	$2,412,812	$24,396,429
Members' distributions			(350,000)	(350,000)
Net income		5,401,345	557,479	5,958,824

Balances, December 31, 2014	26,323,846	1,061,116	2,620,291	30,005,253
Net loss		(32,260,334)	(95,931)	(32,356,265)

Balances, December 31, 2015	$26,323,846	$(31,199,218)	$2,524,360	$(2,351,012)

See accompanying notes to consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:
Net Income (loss)	$(32,356,265)	$5,958,824
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense	85,000	405,000
Depreciation and amortization	11,400,197	10,510,816
Impairment of assets held for sale	963,000	158,397
Impairment of goodwill	20,001,754
Loss (gain) on sale of assets	318,500	(193,642)
Settlement of note receivable		50,000
Gain on sale of vacant property	(95,269)	(261,314)
Changes in operating assets and liabilities:
Accounts receivable	12,215,845	1,386,312
Unbilled accounts receivable	525,797	244,856
Inventory	233,010	(1,454)
Other assets	267,855	(802,557)
Restricted cash	30,258	(3,263)
Accounts payable	(2,090,586)	(3,241,618)
Accrued management fees	1,192,654	1,947,127
Accrued expenses and other	(756,983)	(702,609)

Net cash provided by operating activities	11,934,767	15,454,875

Cash flows from investing activities:
Proceeds from sale of fixed assets	211,087	1,217,300
Additions to property and equipment	(2,331,291)	(14,443,135)

Net cash used in investing activities	(2,120,204)	(13,225,835)
Cash flows from financing activities:
Net proceeds under line of credit	(10,228,623)	1,445,690
Proceeds from related party line of credit	4,000,000
Proceeds from convertible notes	396,312	396,312
Payment of loan fees	(156,694)	(50,000)
Proceeds from financing loan	2,185,508	6,128,541
Repayment of debt and capital leases	(6,610,964)	(8,367,267)
Members' distributions/redemptions		(350,000)

Net cash used in financing activities	(10,414,461)	(796,724)
Net (decrease) increase In cash and cash equivalents	(599,898)	1,432,316
Cash and cash equivalents:
Beginning of period	1,432,316

End of period	$832,418	$1,432,316

Cash paid for interest	$1,809,831	$2,464,327

Non-cash activities:
Additions of property and equipment through notes payable	$425,110	$6,093,136

See accompanying notes to consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

        Magna Energy Services, LLC, formerly Cornerstone Energy Services, LLC, was organized as a Colorado limited liability company on March 23, 2007. Magna Energy Services, LLC was formed to acquire eight companies located in Gillette, Wyoming: KG Construction Co., CB, Inc., GEM Air, Inc., Jerry's Tanks, Inc., Means Seeding, Inc., Superior Sand and Gravel, LLC, Powder River Spraying, LLC (collectively the "Means Companies") and Big 85 Well Service, LLC ("Big 85"). On April 1, 2008, substantially all of the assets of E&S Services, Inc. were acquired for a purchase price of $3.5 million (collectively "Magna Energy" or the "Company"). As a Limited Liability Company (LLC), the amount of loss at risk for each individual member is limited to the amount of capital contributed to the LLC, and unless otherwise specified, the individual members' liability for indebtedness of an LLC is limited to the members' actual capital contributed.

        Effective April 7, 2011, Magna Energy acquired substantially all of the assets of Holloway Enterprises, Inc., ("Holloway") for an adjusted purchase price of $11,706,818.

        Effective March 20, 2012, Magna Energy acquired substantially all of the assets of Western Wellsite Services, LLC, ("Western") for an adjusted purchase price of $22,548,226.

        Effective July 13, 2012, Magna Energy acquired substantially all of the assets of Baker Enterprises Ltd. d/b/a Premium Water Services, LLC, ("Premium") for a purchase price of $700,000.

        The Company provides well head support and fluid services for the oil and gas industry, primarily in Wyoming, Colorado, and North Dakota.

        As of June 24, 2016, the majority of the operating assets and liabilities of the Company were acquired by Magna Energy Services, LLC, a newly formed Delaware limited liability company ("New Magna"). Pursuant to the purchase and sale agreement, the consideration related to the sale includes the total outstanding senior debt on the date of purchase, as well as certain additional liabilities and cash paid for the transaction costs associated with the sale. The total value of outstanding debt of the senior lender of the Company on the date of the sale was approximately $29,300,000 which was paid off by New Magna and the remaining assets and selected liabilities of Magna Energy were acquired through a net settlement of $12,500,000. The remaining debt of the Company was either converted to equity or included in the non-controlling interest, which is not included in the sale. None of the members of the Company are members of New Magna.

Note 2. Significant Accounting Policies

        Use of estimates:    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Significant estimates include the Company's allowance for doubtful accounts and assets held for sale. Actual results could differ from these estimates.

        Principles of consolidation:    The consolidated financial statements include the accounts of Magna Energy Services, LLC and Magna Real Estate, LLC ("Magna Real Estate") in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation of Variable Interest Entities. All significant intercompany transactions and balances have been eliminated in consolidation.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Significant Accounting Policies (Continued)

        Cash and cash equivalents:    Cash and cash equivalents are defined as cash on hand and cash in bank accounts with original maturities of three months or less. From time to time, the Company may hold cash in excess of federally insured amounts.

        The Company maintains cash accounts with different financial institutions.

        Restricted cash:    Restricted cash consists of certificates of deposits held by the state of Wyoming for gravel pit reclamation.

        Accounts receivable:    The Company's accounts receivable arise through normal billing cycles and are generally due in 30 days. No interest is recorded on outstanding balances. The Company reviews receivables periodically for collectability and any items identified as uncollectible are reserved. As of December 31, 2015 and 2014, $320,000 and $405,000 was reserved, respectively. For production work not completed at the end of any billing cycle and thus not eligible for billing to the customer, an estimate is made of the work that has been completed and is recorded as unbilled accounts receivable.

        Inventory:    At December 31, 2015 and 2014, inventory primarily consists of salvaged pipe to be refurbished and sold, production use items, and shop parts used in the repair and maintenance of Company assets. Inventory is stated at the lower of cost or market, as calculated using the first in-first out method. The Company records provisions for slow-moving inventory to the extent the cost of inventory exceeds estimated net realizable value. The Company did not have a reserve at December 31, 2015 and 2014, for slow-moving inventory.

        Property and equipment:    Property and equipment are stated at cost or at estimated fair value at acquisition date if acquired in a business combination. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of the assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in operations. All property and equipment are depreciated or amortized (to the extent of estimated salvage values) on the straight-line method and the estimated useful lives of the assets generally range from 3-30 years.

        Impairment of property and equipment:    The Company reviews its long-lived assets including land, property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the capitalized costs of the assets to the future undiscounted net cash flows expected to be generated by the assets. The Company did not record an impairment for the years ending December 31, 2015 and 2014.

        Assets held for sale:    At December 31, 2012, the Company removed pumping units from its oil field equipment as it intends to market these assets for sale. Accordingly, certain pumping units were segregated from property, plant, and equipment and classified as held for sale. Upon classification as held for sale, long-lived assets are no longer depreciated and a measurement for impairment is performed if there is any excess of carrying value over fair value less costs to sell. At December 31, 2012, this equipment was valued at net book value, which approximates net realizable value. During the years ended December 31, 2015 and 2014, the Company wrote down its assets held for sale to fair value resulting in an impairment charge of $963,000 and $158,397, respectively.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Significant Accounting Policies (Continued)

        Loan origination fees:    The Company capitalized fees related to establishment of long-term debt. These fees are being amortized over the life of the loan on a straight-line basis. The difference between straight line and the effective interest method is not material to the consolidated financial statements. The Company recorded amortization expense of $153,800 and $92,807 for the years ended December 31, 2015 and 2014, respectively, which is included in interest expense on the consolidated statements of operations. During the year ended December 31, 2015 the Company amended the loans with its senior debt lender reducing the loan payments until March 1, 2016. As a result, the Company was assessed a $234,848 loan fee which is payable in March 2016. As the result of the sale of the Company on June 24, 2016 (Note 11), this fee was not taken by the bank and this fee has been eliminated from loan costs as of December 31, 2015. In addition, the Company incurred $103,694 in legal fees that are being amortized over the remaining term of the loans. In connection with the Company's sale, all debt was paid in full (Note 7) and all loan fees were expensed in 2016.

        Non-controlling interest in Magna Real Estate, LLC:    The Company entered into an operating lease agreement with Magna Real Estate in 2008. The operating lease agreement is for a term of 20 years, and is for the use of the land and infrastructure on the sole piece of property that Magna Real Estate owns. When the Company was sold on June 24, 2016 a new lease was written with a lease term of 2 years. Additionally, Magna Energy and Magna Real Estate have common ownership, and certain debt agreements for Magna Real Estate are collateralized by interests in Magna Energy. The Company evaluates variable interest entities ("VIEs") in which it holds a beneficial interest for consolidation. VIEs are defined as legal entities with insubstantial equity whose equity investors lack the ability to make decisions about the entity's activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur. Accordingly, there are three criteria to consider when determining if a company is a VIE. An entity is to be consolidated if it meets any of the three criteria. Magna Real Estate met the following criteria: the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.

        In 2015 and 2014, the Company has fully consolidated Magna Real Estate into its financial statements (Note 8). The 100 percent non-controlling ownership interest in the loss of Magna Real Estate is included as decrease to net loss in 2015 and 100 percent of the non-controlling ownership interest in the income of Magna Real Estate as a decrease to net income in 2014, respectively, to derive the Income (loss) attributable to Magna Energy members in the consolidated statements of operations. The 100 percent non-controlling interest in the equity of Magna Real Estate is shown as a separate component of members' equity in the consolidated balance sheets and statements of members' equity.

        Goodwill and intangible assets:    Goodwill is not amortized and is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with the Company's policy. The Company has chosen the end of its fiscal month of December as the date of its annual impairment test. Goodwill is evaluated for impairment at the reporting unit level. No impairments were recorded for the year ended December 31, 2014. It was determined that goodwill was impaired $20,001,754 as of December 31, 2015. There were several causes of the impairment. The first was a decrease in business activity in the Gillette geographical area due to the downturn in the energy sector, depressed value of the production equipment used in that area, and the management's estimated poor financial results in the immediate future years. In addition, due to

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Significant Accounting Policies (Continued)

the sale of the Company on June 24, 2016, other components of goodwill were sold at less than carrying values.

        Long-lived intangible assets with determinable economic life are tested for recoverability whenever events or circumstances indicate that their carrying amounts may not be recoverable. The Company has determined there is no impairment on intangible assets for the years ended December 31, 2015 and 2014.

        Well servicing:    Well servicing consists primarily of maintenance services, workover services, drilling services, tracking services and wireline services. The Company recognizes revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. The Company prices well servicing by the hour or by the date of service performed.

        Fluid services:    Fluid services consist primarily of the sale, transportation, storage and disposal of fluids used in drilling and tracking of oil and natural gas wells. The Company recognizes revenue when services are performed, collection of the relevant receivables is probable, persuasive evidence of an arrangement exists and the price is fixed or determinable. The Company prices fluid services by the job, by the hour or by the quantities sold, disposed of or hauled.

        Taxes assessed on sales transactions are presented on a net basis and are not included in revenue.

        Major customers:    The Company provides the majority of its services to a few customers. The Company does not consider this a risk as there is a readily available supply of customers in the area. For the years ended December 31, 2015 and 2014, the following customers exceeded 10 percent of revenue for the Company:

	2015		2014
	Revenue	Receivables	Revenue	Receivables
Company A	$17,719,678	$1,707,513	$19,242,759	$2,614,895
Company B	6,666,065	1,281,161

        Income taxes:    The Company is a limited liability company, and is treated as a pass through entity for income tax purposes. The Company's taxable income is passed through to its members. The Company is not subject to income taxes except for certain states in which the Company elects to pay income taxes on behalf of its members. For the year ended December 31, 2015, the Company elected to pay $10,279 of state taxes on behalf of its members.

        The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. No interest and penalties related to uncertain tax positions were accrued at December 31, 2015.

        The tax years 2012 through 2015 remain open to examination by the major taxing jurisdictions in which the Company operates. The Company expects no material changes to unrecognized tax positions within the next twelve months.

        Fair value measurements:    On September 15, 2006, the FASB issued ASC 820, Fair Value Measurements and Disclosures. ASC 820 provides enhanced guidance for using fair value to measure assets and liabilities. ASC 820 also responds to investors' requests for expanded information about the

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Significant Accounting Policies (Continued)

extent to which companies measure assets and liabilities at fair value, the information used to fair value and the effect of fair value measurements on earnings. ASC 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. ASC 820 does not expand the use of fair value in any new circumstances. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted ASC 820 on the first day of fiscal year 2008 for all their financial assets and financial liabilities (Note 4). The effective date for nonfinancial assets and nonfinancial liabilities applies to fiscal years beginning after November 15, 2008. The adoption of this portion of ASC 820 had no impact on the Company's consolidated financial statements.

        The Company's financial assets and liabilities include cash and cash equivalents, accounts receivable, unbilled accounts receivable, inventory, assets held for sale, debt obligations, accounts payable, and accrued liabilities. The carrying amounts reported in the consolidated balance sheets for these assets approximate fair value due to the immediate or short-term maturities of these financial instruments.

        Advertising costs:    Advertising costs are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was approximately $27,000 and $55,000 for the years ended December 31, 2015 and 2014, respectively.

        Recent accounting pronouncements:    On January 16, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill. This ASU introduces an accounting alternative for private companies that simplifies and reduces the costs associated with the subsequent accounting for goodwill.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which affects any entity that either enters into contracts with customers to transfer goods or services, or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. A nonpublic entity may elect to apply the guidance in this ASU early with certain restrictions. The Company did not elect early adoption and is currently evaluating the impact of ASU 2014-09 on its consolidated financial statements.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The guidance requires an entity to evaluate whether there are conditions or events, in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued and to provide related footnote disclosures in certain circumstances. The guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company did not elect early adoption.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Significant Accounting Policies (Continued)

        Reclassifications:    Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation. Such reclassifications had no effect on net loss.

Note 3. Goodwill and Intangible Assets

        In connection with the Means Companies and Big 85 acquisitions on April 30, 2007, the Company recorded $9,639,358 of goodwill. As of December 31, 2011, goodwill was increased to $14,472,689 as a result of the Company meeting the earn-out provisions as described in the succeeding paragraph.

        As of December 31, 2015, it was determined this goodwill of $14,472,689 was impaired. The primary cause of the impairment was decrease in business activity in the Gillette geographical area due to the downturn in the energy sector, depressed value of the production equipment used in that area and the management's estimated poor financial results in the immediate future years.

        In connection with the April 7, 2011, acquisition of Holloway, the Company recorded $5,355,062 of goodwill, resulting from the excess of the consideration paid over the fair value of assets and liabilities assumed. Because the sale of the Company on June 24, 2016, resulted in the calculated value of the assets sold attributable to this goodwill was less than the appraised value of these assets used in the valuation, it was determined that an impairment of $2,020,062 had occurred as of December 31, 2015.

        In connection with the March 20, 2012, acquisition of Western, the Company recorded $8,120,000 of goodwill, resulting from the excess of the consideration paid over the fair value of assets and liabilities assumed. Because the sale of the Company on June 24, 2016, resulted in the calculated value of the assets sold attributable to this goodwill was less than the appraised value of these assets used in the valuation, it was determined that an impairment of $3,029,003 had occurred as of December 31, 2015.

        In connection with the July 13, 2012, acquisition of Premium, the Company recorded $480,000 of goodwill, resulting from the excess of the consideration paid over the fair value of assets and liabilities assumed. It was determined that a goodwill impairment of $480,000 occurred as of December 31, 2015. The primary cause of the impairment was the loss of the major customer from the acquisition.

        Intangible assets are recorded at cost, less accumulated amortization. On March 20, 2012, as part of the purchase of Western, the principal stockholders were paid $10,000 for a non-compete agreement covering three years. On July 13, 2012, as part of the purchase of Premium, the principal stockholders were paid $5,000 for a non-compete agreement covering three years. For the years ended December 31, 2015 and 2014, the Company had recorded amortization expense in the amount of $1,683 and $5,823, respectively.

        The intangible assets were fully amortized at December 31, 2015.

Note 4. Fair Value of Financial Instruments

        ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

        In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. A hierarchy for inputs used in measuring fair value that maximizes the

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Fair Value of Financial Instruments (Continued)

use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

  Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

  Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

  Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

        The following describes the valuation methodologies the Company uses for its fair value measurements:

        Assets held for sale:    Assets held for sale consist of pumping units and are measured at their fair value less costs to sell. The Company's assets held for sale are measured primarily using Level 2 inputs. The fair value was based on a valuation using quoted prices in markets that are not active.

        The following table provides a summary of the fair values of assets and liabilities measured on a non-recurring basis under ASC 820 as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:
Assets held for sale	$	$124,000	$	$124,000

        The following table provides a summary of the fair values of assets and liabilities measured on a non-recurring basis under ASC 820 as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:
Assets held for sale	$	$1,087,000	$	$1,087,000

        During the year ended December 31, 2015 and 2014, the Company wrote down its assets held for sale to fair value using Level 2 inputs, resulting in an impairment charge of $963,000 and $158,397, respectively.

Note 5. Related Parties

        All intercompany balances were eliminated in consolidation at December 31, 2015 and 2014. The Company leases a building from Magna Real Estate, and for the years ended December 31, 2015 and 2014, the Company's expenses included $480,000 and $480,000 in rent, which were also eliminated in consolidation. As a result of the sale of the Company on June 24, 2016, the lease rent with Magna Real Estate was terminated and a new lease was executed with the successor company that is not a related party.

        As a result of the Western acquisition in 2012, the Company leases several building structures from the members and for the years ended December 31, 2015 and 2014, $30,000 and $106,500 of rent was expensed respectively. All leases expired during 2015. At December 31, 2014, the Company owed Western $5,613 for certain expenses.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Related Parties (Continued)

        As a result of the Holloway acquisition in 2011, the Company leased two buildings and a vacant lot from the members and for the years ended December 31, 2015 and 2014, the Company's expenses included $341,633 and $304,262 in rent, respectively. The leases for the two buildings expired October 2015.

        The Company has an arrangement with Cornerstone Holdings, LLC ("Cornerstone") to perform management services, provide corporate offices and other duties. Cornerstone is one of the members in the Company. For the years ended December 31, 2015 and 2014, the Company incurred management fees of $1,192,655 and $2,472,127, respectively, under this arrangement, included in operating costs. At December 31, 2015 and 2014, the Company has accrued management fees of $6,727,161 and $5,534,507, respectively, included in accrued expenses for the fees incurred but not paid. In 2015, these unpaid management fees are treated as long-term liabilities as it is management's opinion that they will not be able to repay any portion in less than one year. In addition, the Company accrues interest on the unpaid balance at 6 percent per annum. At December 31, 2015 and 2014, the Company had accrued interest expense of $552,219 and $395,206, respectively. $150,000 of accrued interest was paid in 2015. When the Company was sold on June 24, 2016, the accrued management fees and the related interest were written off.

        The Company leases the land and building housing the LaSalle operations on a month-to-month basis from Cornerstone Development, LLC ("Cornerstone Development"). One of the members of the Company has a majority interest in Cornerstone Development. For the years ended December 31, 2015 and 2014, $590,400 and $98,400 in rent was paid. As a result of the sale of the Company on June 24, 2016, the lease rent with Cornerstone Development, LLC was terminated and a new lease was executed with the successor company.

        At December 31, 2015 and 2014, the Company owed Cornerstone $6,747 and $4,837, respectively, for certain expenses.

        Other than rents, the Company has entered into transactions with entities in which members have a controlling interest. During the year ended December 31, 2015, the Company leased frac tanks amounting to $107,490, purchased tires amounting to $4,925 and purchased fuel amounting to $15,000. During the year ended December 31, 2014 the Company leased frac tanks amounting to $228,125, purchased tires amounting to $155,477, purchased fuel amounting to $134,048 and contracted truck hauling amounting to $27,143. In addition, during the years ended December 31, 2015 and 2014, $142,527 and $81,125, respectively, of parts inventory was purchased by a member of the Company.

        In June 2012, the Company entered into a note receivable in the amount of $100,000 with an officer of the Company with a 0.23% annual interest rate. Annually, upon the first and second anniversaries of the date of his employment, $50,000 of the note will be forgiven if the officer is employed with the Company. During 2013, $50,000 of the note was forgiven and was recorded as salary expense under general and administrative expenses in the consolidated statement of operations. The remaining $50,000 was classified in current assets as of December 31, 2013. During 2014, the remaining portion of the note was forgiven and was recorded as a salary expense under general and administrative expenses in the consolidated statement of operations.

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Property and Equipment

        Property and equipment consists of the following as of December 31:

	2015	2014
Office furniture and equipment	$643,683	$551,038
Equipment	29,886,431	29,130,330
Frac tanks	9,031,363	9,031,363
Vehicles	31,122,626	30,011,334
Trailers	6,621,641	6,584,667
Assets being refurbished	1,406,409	1,234,873
Land	996,956	1,063,355
Building/land improvements	3,691,859	4,137,299

	83,400,968	81,744,259
Less accumulated depreciation	52,454,966	41,450,516

Total property and equipment, net	$30,946,002	$40,293,743

        The Company recorded depreciation expense for the years ended December 31, 2015 and 2014, of $11,244,714 and $10,412,186, respectively.

Note 7. Long-Term Debt

        Long-term debt consists of the following as of December 31:

	2015	2014
Line of credit	$2,581,508	$12,810,131
Line of credit-related Party	4,000,000
Subordinated convertible promissory notes to members	4,046,478	3,650,166
Asset based loan	21,454,820	25,362,277
Real estate term loan #1	1,708,817	1,797,529
Notes payable to members	2,470,466	2,470,466
Capital expenditure term loan collateralized by specific equipment	6,914,679	7,343,966

Total debt	43,176,768	53,434,535
Less current portion	(6,766,213)	(10,979,911)
Less line of credit	6,581,508	12,810,131

Total long-term debt	$29,829,047	$29,644,493

        Debt Refinancing.    On November 26, 2013, the Company entered into a new loan agreement with its senior debt lender. The loan agreement has covenant requirements (as defined in the debt agreement) for a fixed charge coverage ratio and maximum senior leverage ratio. On June 30, 2015, the loan was amended to decrease the loan payments to $100,000 a month until March 1, 2016, when the normal loan payments are restored. There were increases in the interest rates as described below and changes in the covenant requirements one of which was applicable to December 31, 2015. The Company was in compliance with the applicable covenant requirement at December 31, 2015. On

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank (Note 1).

        Line of Credit.    As part of the Western purchase, the Company amended its loan effective March 20, 2012, to increase its line of credit to $13,000,000. As a result of the debt refinancing, the line of credit was increased to $18,000,000. The line of credit is segregated into two amounts. At December 31, 2014, there was a fixed amount of $9,200,000 in which interest is calculated at LIBOR plus 2.75 percent (2.91 percent at December 31, 2014. Interest on the amount that exceeds $9,200,000 is calculated at 1.25 percent plus Fifth Third Prime (4.5 percent at December 31, 2014). During the year, the $9,200,000 was transferred to the main revolver. The loan has a maturity date of December 31, 2018, and is collateralized by eligible accounts receivable, as defined in the agreement. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank (Note 1).

        Line of Credit-Related Party.    As part of the June 30, 2015 amendment, the LLC owned by the majority member was required to provide to the Company a revolving credit facility in the amount of $4,000,000 over a three month period. These loans accrued interest a 20 percent per annum and the accrued interest expense at December 31, 2015, was $375,890. Repayment of the credit facility cannot occur earlier than July 15, 2016, and any subsequent prepayments must meet certain loan covenants. On January 1, 2016, management agreed to convert this loan to equity. On June 24, 2016, the Company was sold (Note 1) and this equity was deemed worthless.

        Subordinated Convertible Promissory Notes.    The Company entered into Subordinated Convertible Promissory Notes with five of its members for total debt of $2,601,205. The notes are dated August 31, 2012, for $1,592,913 and February 13, 2013, for $1,008,292 and are due within 15 days of repayment or refinancing with the Company's secured creditor. The members that are parties to the notes declined to enforce the repayment provision of the notes upon the Company's debt refinancing with its secured creditor. Principal and accrued interest may be converted into Class A membership units at a conversion rate of $1,282 per unit. Due to the uncertain maturity date of the note, interest due on the note shall be equal to the initial principal amount of the note. The note can also be repaid by the Company in whole or in part at any time without penalty or premium subject to conditions set forth in the Company's secured creditor loan agreement. As of December 31, 2015 and 2014, the Company has recognized $396,312 of interest expense on the debt for each year. On January 1, 2016, management agreed to convert $1,800,213 of principal to equity.

        On June 24, 2016, the Company was sold (Note 1) and this equity was deemed worthless.

        Asset Based Loan.    As part of the Western purchase, the Company amended its loan effective March 20, 2012, increasing it by $10,704,281 to $36,674,000 and changed its principal payments to $365,167 per month. As a result of the debt refinancing, the loan was increased to $33,567,942 with a principal payment of $559,466 per month. The loan has an interest rate of LIBOR, plus 3.25 percent (3.42 percent at December 31, 2014). As a result of the June 30, 2015 amendment, $80,000 of the new $100,000 loan payment was allocated to the Asset Based Loan. The interest payment on the loan was increased to LIBOR, plus 4.25 percent (4.49 percent at December 31, 2015). The loan has a maturity date of December 31, 2018. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank (Note 1).

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

        Capital Expenditure Term Loan.    As part of the Western purchase, the Company paid off the outstanding balance as of March 20, 2012, of $2,034,163 and amended its loan agreement providing for up to $3,000,000 in financing for the purchase of equipment at 80 percent of its vendor's invoice amount. Principal payments were to commence on October 1, 2013 for amounts advanced as of September 30, 2013. As a result of the 2013 debt refinancing, all advances made as a result of this note were incorporated in the new asset based loan and a new debt facility was provided to allow up to $11,343,966 for the purchase of equipment at 80 percent of its vendor's invoice amount. Principal payments commence on January 1, 2015, for amounts advanced as of December 31, 2015. For amounts advanced during the year ended December 31, 2015, principal payments will commence on January 1, 2016. The loan amendment of June 30, 2015, terminated any further funding of equipment purchases. At the time of the amendment, $425,110 of purchases were funded by this loan. Principal payments are calculated at 1 2/3 percent of the amounts advanced payable monthly. As a result of the June 30, 2015 amendment, $20,000 of the new $100,000 loan payment was allocated to the Capital Expenditure Term Loans. Interest is calculated at 1.75 percent plus Fifth Third Prime (5 percent at December 31, 2014). The June 30, 2015 amendment changed the calculation of the interest rate to 2.75 percent plus Fifth Third Prime (6.25 percent at December 31, 2015). The loans have a maturity date of December 31, 2019, for 2014 loan advances and December 31, 2020, for 2015 loan advances. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank (Note 1).

        Member Loans.    As part of the Western purchase, the previous stockholders became new members of the Company and provided $3,000,000 in financing. The loans have a 6 percent interest rate and mature on March 20, 2017. Annually, upon the first, second and third anniversaries of the date of the loans, the Company may make a payment of $1,000,000, plus any accrued and unpaid interest. The principal payments may only be made so long as the principal payments are in compliance with the payment provisions as defined in the loan agreement for the line of credit, asset based loan, cash flow loan and Term B loan. As of December 31, 2012, the Company did not make its first annual payment due to the payment restrictions on the notes listed above. As a result of the debt refinancing in 2013, the previous stockholders agreed to delay payment on the anniversary dates. During the year ended December 31, 2015, the Company made the first $1,000,000 payment that included $470,466 of accrued interest. Subsequent $1,000,000 payments are allowed in each calendar year provided that the Company is not in default of its loan covenants. The June 30, 2015 amendment delays payments for Member Loans to July 15, 2016. Interest is accrued at 6 percent of the unpaid balance. When the Company was sold on June 24, 2016, the unpaid portion of the loans and the related interest were not paid.

        Real Estate Term Loans (#1 and #2).    The term loans were entered into by Magna Real Estate on December 4, 2008 in order to satisfy a Magna Real Estate construction loan that came due in December 2008. The construction loan was entered into in order to finance the construction and landscaping of the facility and land that Magna Real Estate currently leases to Company. Real estate term loan #1 had an original maturity date of December 4, 2013. Real estate term loan #2 had an amended maturity date of December 4, 2013. During 2013, real estate term loans #1 and #2 were extended until May 31, 2015. Real estate term loan #1 requires regular monthly payments of $14,900, plus 5 percent interest, and a final balloon payment due at maturity. Real estate term loan #2 requires monthly payments of $7,357 at 5.5 percent interest rate. These loans are collateralized by the assets and properties held by Magna Real Estate and are guaranteed by equity members of both Magna Real

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

Estate and the Company. During the year ended December 31, 2014, real estate term loan #2 was paid off from the sales of the improved vacant land. On May 29, 2015, Real estate term loan #1 was extended. The new monthly payments are $15,432 plus 5.5 percent interest and final balloon payment due on June 6, 2020. As a result of the sale of the Company on June 24, 2016 (Note 1), the lease with Magna Real Estate was terminated and a new lease was executed with the successor company that is not a related party.

        As of December 31, 2015, the aggregate maturities of debt, for the next five years and thereafter are as follows:

2016	$13,347,721
2017	8,364,620
2018	17,126,990
2019	2,917,441
2020	1,419,996

$43,176,768

        Interest expense for the years ended December 31, 2015 and 2014, was $3,039,509 and $2,845,672, respectively.

Note 8. Non-Controlling Interest in Magna Real Estate

        The following table presents condensed financial information for Magna Real Estate:

	2015	2014
Condensed Balance Sheet
Current assets	$442,820	$144,495
Long-lived assets	3,796,795	4,281,080

Total assets	$4,239,615	$4,425,575

Current liabilities	$98,400	$1,805,284
Long-term liabilities	1,616,855	—

Total liabilities	1,715,255	1,805,284
Members' equity	2,524,360	2,620,291

Total liabilities and members' equity	$4,239,615	$4,425,575

	2015	2014
Condensed Statement of Operations
Revenue	$490,041	$591,182
Expenses	(585,972)	(33,703)

Net income (loss)	$(95,931)	$557,479

        As of December 31, 2015 and 2014, the accompanying consolidated balance sheet includes non-controlling interest of $2,524,360 and $2,620,291, respectively, reflecting the equity of Magna Real

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Non-Controlling Interest in Magna Real Estate (Continued)

Estate not owned by the Company. The accompanying consolidated statements of operations include net loss attributable to non-controlling interest of $(95,931) and $557,479 for the years ended December 31, 2015 and 2014, respectively. Included in net income attributable to non-controlling interest for 2014 is a gain from the sales of improved vacant land in the amount of $261,314. Included in net loss attributable to non-controlling interest for 2015 are losses from asset disposals in the amount of $294,358 net of the gain from the sale of a vacant lot of $95,269. As a result in the downturn in the energy industry and as well as the closing of the water well in September 2015, water sales from the water well decreased by about $100,000 in 2015 as compared to 2014.

Note 9. Members' Equity (Deficit)

        On March 16, 2012, the Company redeemed 4,491.31 Class A membership units in Magna Energy Services, LLC (representing 29.93 percent of the issued and outstanding Class A units) for $5,032,939. Effective March 20, 2012, the Company amended its original loan agreement to provide additional financing for the Western acquisition. The amendment called for capital contributions by the members of $3,727,230, which was used as part of the funding of the purchase price. In addition, the Company issued $8,272,770 in member units related to the acquisition. On June 24, 2016, the Company was sold (Note 1) and all membership units were deemed worthless.

        In 2014, Magna Real Estate made distributions in the amount of $350,000 to its members. No distributions were made in 2015. On January 1, 2016, the $4,000,000 line of credit with a related party and $1,800,213 of the convertible notes were converted to equity. On June 24, 2016, the Company was sold (Note 1) and the equity was deemed worthless.

        At December 31, 2015 and 2014, there were 23,636 Class A membership units outstanding. On June 24, 2016, the Company was sold (Note 1) and these Class A membership units were deemed worthless.

Note 10. Commitments and Contingencies

        Operating lease commitments:    The Company entered into an operating lease with Magna Real Estate to lease a building through September 2028. As a result of the sale of the Company on June 24, 2016 (Note 11), New Magna entered into a new lease agreement with Magna Real Estate reducing the monthly rent and changing the lease term to end in June 2018. In addition, the Company has an operating lease through March 2014 with members of the Company consisting of a building and a vacant lot. This lease was extended through March 2015 and then again through December 31, 2015. During 2015, the Company entered into a lease agreement to share office space with a related entity through May 31, 2021. As a result of the sale of the Company on June 24, 2016 (Note 11), the lease was verbally changed to month-to-month with the last payment made for December 2016. In addition, the Company entered into a lease agreement on a month-to-month basis for the new building now housing the LaSalle operations. As a result of the sale of the Company on June 24, 2016 (Note 11), this lease was terminated and a new lease entered into by the New Magna. Refer to Note 5 for further discussion of the operating leases held with related parties.

        Rent expense for the years ended December 31, 2015 and 2014, was approximately $992,448 and $662,000, respectively, of which $480,000 related to the lease with Magna Real Estate was eliminated

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Commitments and Contingencies (Continued)

upon consolidation for each year. The total annual minimum lease payments for the next five years and thereafter are:

Years ended December 31:
2016	$554,400
2017	554,400
2018	554,400
2019	554,400
2020 and thereafter	4,305,400

$6,523,000

        In July 2013, the Company entered into an operating lease for a Williston, North Dakota building location through July 31, 2016. During 2014, the Company entered into various lease agreements for employee housing. Rent expense for these leases for the years ended December 31, 2015 and 2014, was approximately $330,000 and $80,000, respectively. The total annual minimum lease payments for the next five years and thereafter are:

Years ended December 31:
2016	$427,902
2017	72,000

$499,902

        On June 24, 2016, the Company was sold and the Company defaulted on the lease agreements for employee housing.

        During 2015 and 2014, the Company entered into several operating lease agreements for semi-tractor trucks and water hauling trailers for lease periods of 48 or 60 months. Lease expense for the years ended December 31, 2015 and 2014, was approximately $2,422,713 and $2,226,000, respectively. The total annual minimum lease payments for the next five years and thereafter are:

Years ended December 31:
2016	$2,422,713
2017	2,300,232
2018	1,832,048
2019	317,964

$6,872,957

        On June 24, 2016, the Company was sold and some of equipment covered by these leases was purchased and the Company defaulted on the remaining leases. The remaining annual minimum lease payments were not assumed by New Magna in the June 24, 2016 (Note 11) acquisition.

        Defined contribution plan:    The Company's employees are eligible to participate in an Employee Profit Sharing Plan (the "401(k) Plan") if they meet certain eligibility criteria. The 401(k) Plan is referred to as a "Safe Harbor 401(k) Plan." In order to maintain safe harbor status, the Company made a safe harbor matching contribution equal to 100 percent of the employees' salary deferrals that

MAGNA ENERGY SERVICES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Commitments and Contingencies (Continued)

did not exceed 4 percent of the employees' compensation in 2015 and 2014. This safe harbor matching contribution is fully vested and is referred to as enhanced matching contribution. Employees may also make Roth 401(k) contributions. Contributions to the 401(k) Plan are invested by the trustees of the 401(k) Plan in accordance with the directions of each participant. On termination of service due to death, disability, or retirement, a participant may receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The Company contribution to the 401(k) Plan on behalf of its employees was $157,726 and $253,783 for the years ended December 31, 2015 and 2014, respectively. With the last payroll of June 2015, the Company suspended any matching of its employee's contributions.

        Contingencies:    From time to time, the Company may be party to legal proceedings incidental to its business. In 2013, the Company was a party to a lawsuit with a vendor for unpaid rental fees in the amount of $171,078 plus interest at 24 percent. During the year ended December 31, 2015, this lawsuit was settled for a total amount of $45,000. There are currently no other claims, suits or complaints arising out of the normal course of business that have been filed or are pending against the Company at December 31, 2015.

        With the sale of the Company to New Magna, there were certain property and building leases which were not assumed by New Magna and payments have not been made on these leases subsequent to June 24, 2016. The failure to pay could result in future liabilities to either the Company or New Magna. Estimated liabilities related to building leases are $217,000 and property leases are $2,315,000.

        The Company also entered into agreements with certain employees whereby if the Company is sold for a value within certain parameters, these employees would receive a percentage of the excess net profit. As a result of the sale of the Company on June 24, 2016, none of the parameters were meant and thus there were no distributions.

        During 2010, the Company granted an award to employees of Class B Units, whereby if the Company is sold for greater than fair value, they would share in proceeds from sale of assets. Until a sale occurs, the Class B members are not entitled to share in profits. No Class B Units were awarded during 2011. During 2012, employees with 158.65 Class B units terminated their employment with the Company, and new employees were granted 1,041 Class B Units. During 2013, one employee was granted an additional 138 Class B Units. During 2014, two employees were granted an additional 912 Class B Units. As of December 31, 2015 and 2014, 2,467 Class B Units, respectively, were outstanding. The fair value at the date of grant was insignificant to the consolidated financial statements. As the Company was sold in June 2016 for less than fair value, the Class B units have no value as of December 31, 2015.

Note 11. Subsequent Events

        Subsequent events have been evaluated through February 3, 2017, the date the consolidated financial statements were available to be issued. As discussed in Note 1, on June 24, 2016, the majority of the Company's operating assets and liabilities were sold and the Company ceased operations.

MAGNA ENERGY SERVICES, LLC

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

June 24, 2016

June 24, 2016
(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,417,532
Accounts receivable, net of allowance of $389,789	3,184,203
Unbilled accounts receivable	275,742
Inventory	502,005
Assets held for sale	124,000
Prepaid expenses	693,549

Total current assets	6,197,031

Property and equipment, net	26,042,895

Long-term assets:
Restricted cash	129,691
Loan origination fees, net	233,184
Goodwill	8,426,000

Total long-term assets	8,788,875

Total assets	$41,028,801

Liabilities and Members' Deficit
Current liabilities:
Notes payable, current portion	$10,143,460
Line of credit	1,495,013
Accounts payable	874,367
Accrued expenses	1,725,193

Total current liabilities	14,238,033

Long-term liabilities:
Notes payable	21,859,986
Accrued unpaid management fees	7,057,543
Convertible notes	2,263,793

Total long-term liabilities	31,181,322

Total liabilities	45,419,355

Commitments and contingencies (Note 5)
Members' deficit:
Members' capital	32,124,059
Accumulated deficit	(39,167,381)
Non-controlling interest	2,652,768

Total members' deficit	(4,390,554)

Total liabilities and members' deficit	$41,028,801

See notes to unaudited condensed consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

For the Period Ended June 24, 2016 and the Six Months Ended June 30, 2015

	June 24, 2016	June 30, 2015
	(Unaudited)
Revenues	$16,519,112	$32,938,268

Operating costs and expenses:
Direct cost of revenues	12,988,271	25,989,300
General and administrative	5,197,663	5,445,024
Depreciation and amortization	5,076,738	5,594,802
Management fees	330,382	653,768

Total operating costs and expenses	23,593,054	37,682,894

Loss from operations	(7,073,942)	(4,744,626)

Other income and (expense):
Interest expense	(765,813)	(1,287,495)
Gain on disposal of assets	—	82,470
Other income	—	259,488

Total other expense	(765,813)	(945,537)

Net income (loss)	(7,839,755)	(5,690,163)
Less: net income attributable to non-controlling interest in variable interest entity's earnings	(128,408)	(182,017)

Net loss attributable to Magna Energy Services, LLC	$(7,968,163)	$(5,872,180)

See notes to unaudited condensed consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEMBERS' DEFICIT

(Unaudited)

For the Period Ended June 24, 2016

	Members' Capital	Accumulated Deficit	Non-Controlling Interest	Total
	(Unaudited)
Balances, December 31, 2015	$26,323,846	$(31,199,218)	$2,524,360	$(2,351,012)
Conversion of Debt to Equity	5,800,213	—	—	5,800,213
Net loss	—	(7,968,163)	128,408	(7,839,755)

Balances, June 24, 2016	$32,124,059	$(39,167,381)	$2,652,768	$(4,390,554)

See notes to unaudited condensed consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For the Period Ended June 24, 2016 and the Six Months Ended June 30, 2015

	June 24, 2016	June 30, 2015
	(Unaudited)
Cash flows from operating activities:
Net loss	$(7,839,755)	$(5,690,163)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expense	69,789	(64,281)
Depreciation and amortization	5,239,454	5,665,828
Loss (gain) on sale of assets		11,470
Gain on sale of vacant property		(95,269)
Changes in operating assets and liabilities:
Accounts receivable	2,993,869	11,127,789
Unbilled accounts receivable	(81,523)	497,356
Inventory	18,587	(17,652)
Other assets	1,180,634	(509,509)
Restricted cash	9,714	31,482
Accounts payable	116,683	(477,960)
Accrued unpaid management fees	330,382	653,768
Accrued expenses and other	335,213	342,527

Net cash provided by operating activities	2,373,047	11,475,386

Cash flows from investing activities:
Proceeds from sale of fixed assets		219,496
Additions to property and equipment	(173,630)	(1,326,131)

Net cash used in investing activities	(173,630)	(1,106,635)

Cash flows from financing activities:
Net proceeds under line of credit	(1,086,495)	(9,389,526)
Proceeds from related party line of credit		2,000,000
Proceeds from convertible notes	17,528	198,156
Payment of loan fees		(9,245)
Proceeds from financing loan		2,185,507
Repayment of debt and capital leases	(545,336)	(5,974,009)

Net cash used in financing activities	(1,614,303)	(10,989,117)

Net increase (decrease) in cash and cash equivalents	585,114	(620,366)
Cash and cash equivalents:
Beginning of period	832,418	1,432,316

End of period	$1,417,532	$811,950

Cash paid for interest	$873,588	$1,297,208

Non-cash activities:
Additions of property and equipment through notes payable	$—	$425,110

Conversion of related party line of credit to equity	$4,000,000	$—

Conversion of a portion of convertible notes to equity	$1,800,213	$—

See notes to unaudited condensed consolidated financial statements.

MAGNA ENERGY SERVICES, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

        The accompanying condensed consolidated financial statements of Magna Energy and its subsidiaries (collectively, "Magna" or the "Company"), are unaudited, pursuant to standards set by the Financial Accounting Standards Board (FASB). The FASB sets accounting principles generally accepted in the United States of American (GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the condensed consolidated financial statements include the normal, recurring adjustments necessary for the fair statement of the results for the interim periods. These financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto.

        Use of estimates:    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Significant estimates include the Company's allowance for doubtful accounts and assets held for sale. Actual results could differ from these estimates.

        Principles of consolidation:    The consolidated financial statements include the accounts of Magna Energy Services, LLC and Magna Real Estate, LLC ("Magna Real Estate") in accordance with FASB Accounting Standards Codification (ASC) 810, Consolidation of Variable Interest Entities. All significant intercompany transactions and balances have been eliminated in consolidation.

Note 2. Related Parties

        The Company leases a building from Magna Real Estate, and for the period ended June 24, 2016 and the six months ended June 30, 2015, the Company's expenses included $240,000 in rent, for both periods, which were also eliminated in consolidation. As a result of the sale of the Company on June 24, 2016, the lease with Magna Real Estate was terminated and a new lease was executed with the successor company that is not a related party.

        The Company leases several building structures from the members and for the period ended June 24, 2016 and the six months ended June 30, 2015, $0 and $27,750 of rent was expensed respectively. All leases expired during 2015.

        The Company has an arrangement with Cornerstone Holdings, LLC ("Cornerstone") to perform management services, provide corporate offices and other duties. Cornerstone is one of the members in the Company. For the period ended June 24, 2016 and the six months ended June 30, 2015, the Company incurred management fees of $330,382 and $653,768, respectively, under this arrangement, included in operating costs. At June 24, 2016, the Company has accrued management fees of $7,057,543 for the fees incurred but not paid. These unpaid management fees are treated as long-term liabilities as it is management's opinion that they will not be able to repay any portion in less than one year. In addition, the Company accrues interest on the unpaid balance at 6 percent per annum. At June 24, 2016, the Company had accrued interest expense of $718,056 within accrued expenses on the balance sheet. $0 and $150,000 of accrued interest was paid in 2016 and 2015. When the Company was sold on June 24, 2016, the accrued management fees and the related interest were written off.

        The Company leases the land and building housing the LaSalle operations on a month-to-month basis from Cornerstone Development, LLC. One of the members of the Company has a majority

MAGNA ENERGY SERVICES, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Related Parties (Continued)

interest in Cornerstone Development, LLC. For the period ended June 24, 2016 and the six months ended June 30, 2015, $295,200, respectively, in rent was paid. As a result of the sale of the Company on June 24, 2016, the lease with Cornerstone Development, LLC was terminated and a new lease was executed with the successor company.

        At June 24, 2016, Magna owed Cornerstone $12,217 for certain expenses which is included in accounts payable on the balance sheet.

Note 3. Long-Term Debt

        Long-term debt consists of the following:

June 24, 2106
Line of credit	$1,495,013
Subordinated convertible promissory notes to members	2,263,793
Asset based loan	21,054,824
Real estate term loan	1,663,477
Notes payable to members	2,470,466
Capital expenditure term loan collateralized by specific equipment	6,814,679

Total debt	35,762,252
Less current portion	(10,143,460)
Less line of credit	(1,495,013)

Total long-term debt	$24,123,779

        Line of Credit—The Company has a line of credit with availability of $18,000,000. Interest is calculated at 2.25 percent plus Fifth Third Prime (5.75 percent at June 24, 2016). The loan has a maturity date of December 31, 2018, and is collateralized by eligible accounts receivable, as defined in the agreement. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank.

        Line of Credit—Related Party—A member of the Company has provided to the Company a revolving credit facility in the amount of $4,000,000 over a three month period. These loans accrued interest at 20 percent per annum. Repayment of the credit facility cannot occur earlier than July 15, 2016, and any subsequent prepayments must meet certain loan covenants. On January 1, 2016, the lender and management agreed to convert this loan to equity.

        Subordinated Convertible Promissory Notes to Members—The Company entered into Subordinated Convertible Promissory Notes with five of its members for total debt of $2,601,205, and are due within 15 days of repayment or refinancing with the Company's secured creditor. Principal and accrued interest may be converted into Class A Units at a conversion rate of $1,282 per unit. Due to the uncertain maturity date of the note, interest due on the note shall be equal to the initial principal amount of the note. As of June 24, 2016 and June 30, 2015, the Company has recognized $17,528 and $396,312 of interest expense on the debt. On January 1, 2016, management agreed to convert $1,800,213 of principal to equity.

MAGNA ENERGY SERVICES, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Long-Term Debt (Continued)

        Asset Based Loan—The Company has an asset based loan with a principal payment of $559,466 per month. The interest payment is 2.75 percent plus Fifth Third Prime (6.25 percent at June 24, 2016). The loan has a maturity date of December 31, 2018. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank.

        Capital Expenditure Term Loan—This loan provided up to $11,343,966 for the purchase of equipment at 80 percent of its vendor's invoice amount. Principal payments commence on January 1, 2015, for amounts advanced as of December 31, 2014. For amounts advanced during the year ended December 31, 2015, principal payments will commence on January 1, 2016. Interest is calculated at an interest rate of 2.75 percent plus Fifth Third Prime (6.25 percent at June 24, 2016). The loans have a maturity date of December 31, 2019, for 2014 loan advances and December 31, 2020, for 2015 loan advances. On June 24, 2016, the Company was sold and this loan was satisfied as part of a $12,500,000 settlement with the bank.

        Notes Payable to Members—The Company has outstanding notes from members which bear interest at 6 percent of the unpaid balance. When the Company was sold on June 24, 2016, the unpaid portion of the loans and the related interest of $2,470,466 were not paid.

        Real Estate Term Loan—Magna Real Estate holds this term loan which is collateralized by the assets and properties held by Magna Real Estate and are guaranteed by equity members of both Magna Real Estate and Magna Energy. Monthly payments are $15,432 plus 5.5 percent interest and final balloon payment due on June 6, 2020.

        Loan Origination Fees—The Company capitalized fees related to establishment of long-term debt. These fees are being amortized over the life of the loan on a straight-line basis. The difference between straight-line and the effective interest method is not material to the consolidated financial statements. The Company recorded amortization expense of $162,000 and $71,026 for the period ended June 24, 2016 and for the six months ended June 30, 2015, respectively, which is included in interest expense on the consolidated statements of operations. In connection with the Company's sale, all debt was paid in full and all loan fees were expensed in 2016.

Note 4. Non-Controlling Interest in Magna Real Estate

        The following table presents condensed financial information for Magna Real Estate:

June 24, 2016
Condensed Balance Sheet
Current assets	$590,080
Long-lived assets	3,735,181

Total assets	$4,325,261

Current liabilities	$103,541
Long-term liabilities	1,568,952

Total liabilities	1,672,493
Members' equity	2,652,768

Total liabilities and members' equity	$4,325,261

MAGNA ENERGY SERVICES, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Non-Controlling Interest in Magna Real Estate (Continued)

	June 24, 2016	June 30, 2015
Condensed Statement of Operations
Revenue	$240,000	$249,863
Expenses	(111,592)	(67,846)

Net income	$128,408	$182,017

        As of June 24, 2016, the accompanying consolidated balance sheet includes non-controlling interest of $2,652,768, reflecting the equity of Magna Real Estate not owned by the Company. The accompanying consolidated statements of operations include net income attributable to non-controlling interest of $128,408 and $182,017 for the period ended June 24, 2016 and the six months ended June 30, 2015, respectively. Included in net income attributable to non-controlling interest for the six months ended June 30, 2015 is the gain from the sale of a vacant lot of $80,978.

Note 5. Commitments and Contingencies

        Contingencies:    From time to time, the Company may be party to legal proceedings incidental to its business. In 2013, the Company was a party to a lawsuit with a vendor for unpaid rental fees in the amount of $171,078 plus interest at 24 percent. During the year ended December 31, 2015, this lawsuit was settled for a total amount of $45,000. There are currently no other claims, suits or complaints arising out of the normal course of business that have been filed or are pending against the Company at June 24, 2016.

        With the sale of the Company to New Magna, there were certain property and building leases which were not assumed by New Magna and payments have not been made on these leases subsequent to June 24, 2016. The failure to pay could result in future liabilities to either the Company or New Magna. Estimated liabilities related to building leases are $217,000 and property leases are $2,315,000.

Note 6. Subsequent Events

        Subsequent events have been evaluated through March 2, 2017, the date the condensed consolidated interim financial statements were available to be issued. All subsequent events have been fully disclosed elsewhere within these financial statements.

INDEPENDENT AUDITOR'S REPORT

To the Member of
Bayou Workover Services
Houston, Texas

        We have audited the accompanying financial statements of Bayou Workover Services (the "Company"), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, net parent investment, and cash flows for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayou Workover Services as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Houston, Texas
March 9, 2017

BAYOU WORKOVER SERVICES

BALANCE SHEET

(in millions)

December 31, 2015
Assets
Current Assets
Cash and cash equivalents	$5.7
Accounts receivable—trade	5.4
Unbilled revenue	0.5
Prepaid expenses	0.7

Total current assets	12.3

Property and equipment, net	61.5

Total assets	$73.8

Liabilities and Net Parent Investment
Current Liabilities
Accounts payable—trade	$0.6
Accounts payable—related party	0.1
Accrued wages	0.5
Accrued property taxes	0.4
Accrued expenses	0.5

Total current liabilities	2.1

Total liabilities	2.1

Commitments and Contingencies (Note 5)
Net Parent Investment	71.7

Total Liabilities and Net Parent Investment	$73.8

The accompanying notes are an integral part of these financial statements.

BAYOU WORKOVER SERVICES

STATEMENTS OF OPERATIONS

(in millions)

	Year ended December 31, 2015	January 1, 2016 to October 3, 2016
Revenues	$55.1	$27.3
Operating Expenses
Cost of services (exclusive of depreciation shown separately below)	41.3	23.2
General and administrative expenses	10.5	5.0
Depreciation	14.2	9.6

Total operating expenses	66.0	37.8

Net loss	$(10.9)	$(10.5)

The accompanying notes are an integral part of these financial statements.

BAYOU WORKOVER SERVICES

STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(in millions)

Balance at January 1, 2015	$88.5
Net Loss	(10.9)
Net Parent Investment	(5.9)

Balance at December 31, 2015	71.7
Net Loss	(10.5)
Net Parent Investment	(5.1)

Balance at October 3, 2016	$56.1

The accompanying notes are an integral part of these financial statements.

BAYOU WORKOVER SERVICES

STATEMENTS OF CASH FLOWS

(in millions)

	Year ended, December 31, 2015	January 1, 2016 to October 3, 2016
Cash Flows From Operating Activities
Net loss	$(10.9)	$(10.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14.2	9.6
Loss on sale of property and equipment	0.4	0.2
Bad debt expense	0.1	—
Changes in operating assets and liabilities
Accounts receivable—trade	7.5	1.4
Unbilled revenue	0.6	(0.7)
Prepaid expenses	0.8	0.7
Accounts payable—trade	(0.7)	0.1
Accounts payable—related party	0.1	—
Accrued Wages	(0.2)	(0.1)
Accrued Property Taxes	0.1	(0.4)
Accrued Expenses	0.5	(0.5)
Other liabilities	(1.1)	0.6

Net cash provided by operating activities	$11.4	$0.4

Cash Flows From Investing Activities
Additions to property and equipment	(2.6)	(1.2)
Proceeds from sale of equipment	1.6	0.3

Net cash used in investing activities	$(1.0)	$(0.9)

Cash Flows From Financing Activities
Net parent investment	(5.9)	(5.1)

Net cash used in financing activities	$(5.9)	$(5.1)

Net increase (decrease) in cash and cash equivalents	4.5	(5.6)
Cash and cash equivalents, beginning of period	1.2	5.7

Cash and cash equivalents, end of period	$5.7	$0.1

Supplemental disclosure of noncash investing activity
Non-cash capital expenditures included in liabilities	$—	$1.0
Non-cash transfers of property and equipment	$—	$2.2

The accompanying notes are an integral part of these financial statements.

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS

Note 1: Nature of Operations and Basis of Presentation

Nature of Operations

        Bayou Workover Services (the "Company") consists of certain assets that historically operated as part of Bayou Well Holdings Company, LLC ("Holdings" or "Parent") and its affiliates, Bayou Well Services, LLC ("Well Services") and Bayou Workover Services, LLC ("Workover Services"). The Company provides workover rig services, completion services, water transfers, snubbing services, trucking services and equipment rentals to the oil and gas industry. The Company has performed services in Arkansas, Colorado, Louisiana, Mississippi, Montana, North Dakota, Texas, California and Wyoming since 2010.

        On October 3, 2016, the Company was acquired by Ranger Energy Services, LLC for an aggregate purchase price of approximately $50.5 million.

Basis of Presentation

        The accompanying financial statements reflect the financial position, results of operations, changes in net parent investment and cash flows of the Company as of and for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016. The financial statements have been prepared on a "carve-out" basis as if it were operated on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Holdings. The financial statements may not be indicative of the Company's future performance and do not necessarily reflect what the financial position, results of operations and cash flows would have been had the Company operated independently during the periods presented.

        The financial statements include expense allocations for certain functions provided by Holdings, its affiliates and the Company, including, but not limited to, general corporate expenses related to executive management, finance, technology, legal, treasury, marketing and other expenses (see Note 4). These allocations were based primarily on direct usage basis when identifiable or based on the basis of revenue during the respective periods. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expenses the Company would have incurred as an independent company for the period presented. Actual costs that may have been incurred if the Company had been a stand-alone entity would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure.

        The Company reflects payments made or received by Holdings or its affiliates on behalf of the Company as a component of net parent investment on the balance sheet. The accompanying financial statements do not include the associated borrowings, interest expense or deferred financing costs associated with Holding's long-term debt since the debt was not directly attributable to the operations of the Company's business and was not assumed in connection with Ranger Energy Services, LLC's acquisition of the Company in October 2016. Cash generated by and used in our operations is transferred to the Parent on a regular basis. We have reflected cash management and financing activities performed by the Parent as a component of net parent investment on our accompanying balance sheet, and as net parent investment on our accompanying statements of cash flows.

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies

Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including those related to the allowance for doubtful accounts, useful lives and impairment considerations of property and equipment and contingencies. The Company bases its estimates and assumptions on historical experience and on various other factors the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

        Revenues are recognized when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Unbilled revenues represent revenues earned that have not been billed.

Allowance for Doubtful Accounts

        The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Provisions for doubtful accounts are recorded when it is deemed probable that the customer will not make the required payments at either the contractual due dates or in the future. Recoveries of receivables previously charged off are recorded as income when received. At December 31, 2015 and October 3, 2016, there was no allowance for doubtful accounts.

Property and Equipment

        Property and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs, which do not improve or extend the life of the related assets, are charged to expense when incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

        Property and equipment was as follows at December 31, 2015 (in millions):

	Estimated Useful Life
Workover rigs and equipment	5 - 10 years	$67.0
Other oilfield equipment	3 - 10 years	26.8
Vehicles	3 - 5 years	6.0
Buildings	10 years	5.3
Furniture and fixtures	2 - 3 years	0.5

		105.6
Less: Accumulated depreciation		(44.1)

Property and equipment, net		$61.5

        The cost of property and equipment currently in service is depreciated on a straight-line basis over the estimated useful lives of the related assets. Depreciation expense was $14.2 and $9.6 million for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016, respectively.

        The Company reviews the carrying amounts of long-lived assets for potential impairment when events occur or circumstances change that indicate that the carrying value of such assets may not be recoverable. When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the estimated fair value of the asset. Assets to be disposed of by sale are reported at the lower of their carrying amounts or fair values less costs to sell. There were no impairments of property and equipment during the year ended December 31, 2015 and the period from January 1, 2016 to October 3, 2016.

Fair Value

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

Net Parent Investment

        Net parent investment represents historical investments in the Company, the Company's accumulated net results and the net effect of transactions with, and allocations from Holdings. See Note 4.

Income Taxes

        The Company is not subject to federal income taxes. Instead, income or loss of the Company is reported by the respective members of Holdings on their federal income tax returns. The state income tax expense allocated to the Company was not material for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016.

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2: Summary of Significant Accounting Policies (Continued)

        Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company's Parent is subject to income tax examinations by U.S. federal, state, and local tax authorities for years beginning in 2010. The Company reports tax-related interest in interest expense and tax-related penalties in state income tax expense; however, no such amounts were recorded during the periods presented.

Recent Accounting Pronouncement

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 supersedes existing revenue recognition requirements in GAAP and requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. Additionally, it requires expanded disclosures regarding the nature, amount, timing and certainty of revenue and cash flows from contracts with customers. The ASU was effective for annual and interim reporting periods beginning after December 15, 2017, using either a full or a modified retrospective application approach. The Company is in the initial stages of evaluating the effect of the standard on the financial statements and continues to evaluate the available transition method.

        In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize right of use assets and lease liabilities on the balance sheet for all leases except short-term leases. On the income statement, leases will be classified as operating or finance leases. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. At this time, the Company has no financing leases or operating leases with terms in excess of one year. As a result, the adoption of this standard will not be material to the Company, assuming there is not an increase in lease activity.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. The amendments in ASU 2016-13 require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The amendment is effective for public entities for annual reporting periods beginning after December 15, 2019, however early application is permitted for reporting periods beginning after December 15, 2018. The Company is in the process of evaluating the impact on its financial statements.

Note 3: Customer Concentrations

        Because our revenues are generated primarily from customers who are subject to the same factors generally impacting the oil and natural gas industry, our operations are also susceptible to market volatility resulting from economic, cyclical, weather-related or other factors related to such industry. Changes in the level of operations and capital spending in the industry, decreases in oil and natural gas price, or industry perception about future oil and natural gas prices could materially decrease the demand for our services, adversely affecting our financial position, results of operations, and cash flows.

        For the year ended December 31, 2015, Statoil Oil & Gas LP, Noble Energy, EOG Resources and PDC Energy comprised 58% of total revenues. For the period from January 1, 2016 to October 3,

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3: Customer Concentrations (Continued)

2016, Statoil Oil & Gas LP, Noble Energy and PDC Energy customers comprised 70% of total revenues. As of December 31, 2015, Statoil Oil & Gas LP and Noble Energy comprised approximately 46% of trade receivables.

Note 4: Related Party Transactions

        The Company is part of the consolidated operations of Holdings, and substantially all of our revenues as shown on the accompanying combined statements of operations for the year ended December 31, 2015 and for the period from January 1, 2016 to October 3, 2016 were primarily derived from transactions with third parties, as well as Holdings and its affiliates. The Parent and its affiliates also provide general and administrative services for us and the accompanying combined financial statements include expense allocations for these support functions. These allocations are based on direct usage when identifiable or an allocable share of the total costs of the Parent and its affiliate's employees engaged by the Company to the extent such employees perform services for our benefit. We believe that these allocations are reasonable and reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had we operated as a stand-alone entity for the periods presented.

        For the year ended December 31, 2015, the parent and its affiliates allocated approximately $27.1 and $7.1 million, respectively, in cost of services and general and administrative expenses for employee compensation, benefits and related charges to the Company. For the period from January 1, 2016 to October 3, 2016, the parent and its affiliates allocated approximately $15.0 million and $3.2 million in cost of services and general and administrative expenses, respectively, for employee compensation, benefits and related charges to the Company. For the year ended December 31, 2015, the Company recorded $0.5 million in related party revenue. For the period from January 1, 2016 to October 3, 2016, the Company transferred property and equipment to a related party with a net book value of approximately $0.4 million for de minimus value. In addition, adjustments for intercompany transfers to appropriately exclude assets from the carve-out financial statements were captured in net parent investment. Net parent investment represents historical investments in the Company, the Company's accumulated net results and the net effect of transactions with, and allocations from, Holdings and its affiliates.

        During 2015, the Company purchased approximately $0.3 million of equipment from Fortitude Specialty Manufacturing, LLC, an entity affiliated with Holdings through common ownership. As of December 31, 2015, related party payables consisted of $0.1 million.

Credit Agreement

        The Company was a guarantor and its assets were collateralized for a debt obligation of its Parent. The Parent has a credit agreement (as amended and restated in 2014, the "Credit Agreement"), which includes a revolving line of credit, term loan and advancing term facilities. The Credit Agreement provides for up to $20 million of advancing term loans. Interest on advancing term loan facilities is at prime and LIBOR for a base rate and a LIBOR loan, respectively, plus a margin percentage, as defined in the agreement (2.9% at December 31, 2015). The Parent borrowed $20 million and made principal payments of $3.75 million during 2015, resulting in $16.25 million of outstanding principal as of December 31, 2015 (2.9% at December 31, 2015). Amounts outstanding under the Credit Agreement were fully repaid by Holdings in August 2016 and the Credit Agreement was terminated.

BAYOU WORKOVER SERVICES

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4: Related Party Transactions (Continued)

The Company was jointly and severally liable for the entire loan amount and related expenses associated with the loan. The accompanying financial statements do not include the associated borrowings, interest expense or deferred financing costs associated with Holding's debt obligation since they are not directly attributable to the operations of the Company's business and were not assumed in connection with Ranger Energy Services, LLC's acquisition of the Company in October 2016.

Note 5: Commitments and Contingencies

Employee Benefits

        The Company's employees participate in a retirement savings plan maintained by an affiliate of Holdings (the "Plan"). During the year ended December 31, 2015 and the period from January 1, 2016 to October 3, 2016, the Company contributed approximately $0.6 million and $0, respectively, to the Plan.

Legal Matters

        From time to time, the Company is involved in various legal matters arising in the normal course of business. The Company does not believe that the ultimate resolution of these matters will have a significant effect on its financial position or results of operations.

Note 6: Subsequent Events

        We have evaluated subsequent events through March 9, 2017, the date the financial statements were available to be issued.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its shareholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

        Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

        In connection with our incorporation on February 17, 2017, under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Ranger Services for an aggregate purchase price of $10. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act. These shares will be redeemed for nominal value in connection with our reorganization.

        Further, pursuant to the terms of certain reorganization transactions that will be completed prior to the closing of this offering, as described in further detail under "Corporate Reorganization," we will issue shares of Class A common stock to the Existing Owners and shares of Class B common stock to Ranger LLC. Neither issuance will involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that each such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

        See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on                        , 2017.

Ranger Energy Services, Inc.
By:
Darron M. Anderson
President, Chief Executive Officer and Director

        Each person whose signature appears below appoints                and                    , and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of                         , 2017.

Name	Title

Darron M. Anderson	President, Chief Executive Officer and Director (Principal Executive Officer)
Jason Podraza	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Merrill A. Miller	Chairman of the Board
Brett Agee	Director

Name	Title

Richard Agee	Director
Charles S. Leykum	Director
Scott A. Milliren	Director
Vivek Raj	Director

INDEX TO EXHIBITS

Exhibit Number		Description
*1.1		Form of Underwriting Agreement
*2.1		Form of Master Reorganization Agreement
**3.1		Certificate of Incorporation of Ranger Energy Services, Inc.
**3.2		Form of Amended and Restated Certificate of Incorporation of Ranger Energy Services, Inc.
**3.3		Bylaws of Ranger Energy Services, Inc.
**3.4		Form of Amended and Restated Bylaws of Ranger Energy Services, Inc.
*4.1		Form of Registration Rights Agreement
*5.1		Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*10.1	†	Form of Ranger Energy Services, Inc. Long Term Incentive Plan
*10.2	†	Form of Indemnification Agreement
*10.3		Form of Tax Receivable Agreement
*10.4		Form of Amended and Restated Limited Liability Company Agreement of RNGR Energy Services, LLC
*10.5		Form of Credit Agreement
*10.6		Purchase Agreement, dated as of February 22, 2017, by and between Ranger Energy Services, LLC and National Oilwell Varco, L.P.
*10.7		First Amendment to Purchase Agreement, dated as of March 9, 2017, by and between Ranger Energy Services, LLC and National Oilwell Varco, L.P.
*21.1		List of subsidiaries of Ranger Energy Services, Inc.
*23.1		Consent of BDO USA, LLP
*23.2		Consent of Whitley Penn LLP
*23.3		Consent of Hein & Associates LLP
*23.4		Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
*23.5		Consent of Coras Oilfield Research
*23.6		Consent of Spears & Associates
*23.7		Consent of Qittitut Consulting
*24.1		Power of Attorney (included on the signature page of this Registration Statement)

*
To be filed by amendment.

**
Filed herewith.

†
Compensatory plan or arrangement